Filed Pursuant to Rule 424(b)(4)
Registration No. 333-69048
PROSPECTUS

6,900,000 Shares

Common Stock

This is our initial public offering of shares of our common stock. No public market currently exists for our common stock.

Our common stock has been authorized for listing on the New York Stock Exchange under the symbol “WCI”.

Before buying any shares, you should read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$19.00	$131,100,000

Underwriting discounts and commissions	$1.33	$9,177,000

Proceeds, before expenses, to WCI Communities, Inc.	$17.67	$121,923,000

The underwriters may also purchase up to 1,035,000 shares of common stock from us at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any.

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about March 15, 2002.

UBS Warburg	Credit Suisse First Boston

Deutsche Banc Alex. Brown

The date of this prospectus is March 11, 2002

WCI | COMMUNITIES, INC.
Where Florida Lives... and Plays.
PALM COAST
Hammock Dunes
DAYTONA
OCALA
ORLANDO
Walden Lake
Sun City Center
Waterlefe Golf & River Club
The Tower Residences At The Ritz-Carlton, Sarasota
Venetian Golf & River Club
Burnt Store Marina & Country Club
Gulf Harbour Yacht & Country Club
Sun City Center Ft. Myers
Gateway Golf & Country Club
Wildcat Run Golf & Country Club
Pelican Sound Golf & River Club
The Colony Golf & Bay Club
Pelican Landing
Corporate Headquarters
Tuscany Reserve
Tarpon Cove Yacht & Racquet Club
Cove Towers
Tarpon Bay
The Estates at Bay Colony Golf Club
Pelican Marsh Golf & Country Club
Tiburón Naples Golf Club
Bay Colony
Pelican Bay
The Seasons at Naples Cay
Cape Marco
Marco Shores
PLANT CITY
TAMPA
BRADENTON
SARASOTA
VENICE
PUNTA GORDA
FORT MYERS
ESTERO
BONITA SPRINGS
NAPLES
MARCO ISLAND
ST. LUCIE
JUPITER
PALM BEACH
BOCA RATON
CORAL SPRINGS
FORT LAUDERDALE
AVENTURA
MIAMI
HOMESTEAD
St. James Country Club
Jupiter Waterfront
Palm Beach Resort Community
Jupiter Yacht Club
Harbour Isles
One Watermark Place
Evergrene
Old Palm Golf Club
Juno Beach Waterfront
Heron Bay
Parkland
Coral Springs
BellaMaré At Williams Island
Deering Bay
Keys Gate Golf & Tennis Club

Prospectus summary
Risk factors
Special note regarding forward-looking statements
Use of proceeds
Dividend policy
Capitalization
Dilution
The Company
Selected historical consolidated financial data
Management’s discussion and analysis of financial condition and results of operations
Business
Demographic trends
Management
Related party transactions
Principal stockholders
Description of capital stock
Shares eligible for future sale
U.S. tax consequences to non-U.S. holders
Underwriting
Legal matters
Experts
Where you can find more information
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

Prospectus summary	1

Risk factors	7

Special note regarding forward-looking statements	14

Use of proceeds	15

Dividend policy	15

Capitalization	16

Dilution	17

The Company	18

Selected historical consolidated financial data	20

Management’s discussion and analysis of financial condition and results of operations	22

Business	35

Demographic trends	57

Management	62

Related party transactions	70

Principal stockholders	72

Description of capital stock	75

Shares eligible for future sale	80

U.S. tax consequences to non-U.S. holders	82

Underwriting	85

Legal matters	88

Experts	88

Where you can find more information	88

Index to consolidated financial statements	F-1

Through and including April 5, 2002 (the 25th day after commencement of this offering), federal securities law may require all dealers selling shares of our common stock, whether or not participating in this offering, to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before buying shares in this offering. You should read the entire prospectus carefully. Unless the context otherwise requires, all references to “WCI,” “WCI Communities,” the “Company,” “we,” “us” or “our” include WCI Communities, Inc. and its subsidiaries and predecessors as a combined entity. All references to “Watermark” or “Watermark Communities” mean Watermark Communities Inc., together with each of five related entities that were acquired by Watermark Communities in November 1998. In August 2001, Watermark was merged into WCI, with WCI as the surviving corporation.

OUR BUSINESS

We are a fully integrated homebuilding and real estate services company with over 50 years of experience in the design, construction and operation of leisure-oriented, amenity-rich master-planned communities targeting affluent homebuyers. We offer a full complement of products and services to enhance our customers’ lifestyles and increase our recurring revenues. We have developed master-planned communities where today there are over 150,000 residents who enjoy lifestyle amenities such as award-winning golf courses, country clubs, deep-water marinas, tennis and recreational facilities, luxury hotels, upscale shopping and a variety of restaurants.

Our master-planned communities are in Florida, a highly sought-after retirement and leisure-oriented home destination, and one of the nation’s fastest growing economies. We typically begin a master-planned community by purchasing undeveloped or partially developed real estate. We design and develop community infrastructure and amenity improvements and build a full range of homes for sale to primary, second and retirement home buyers.

Our revenues, earnings before interest and taxes (EBIT), net income and EBIT margin were $1,110.3 million, $224.9 million, $102.2 million and 20.3%, respectively, for the year ended December 31, 2001 as compared to $882.2 million, $177.8 million, $81.9 million and 20.2%, respectively, for the year ended December 31, 2000. Over the five year period ended December 31, 2001, our revenues and EBIT increased at compounded annual growth rates of 38.3% and 40.3%, respectively.

As of December 31, 2001, we had homebuilding contract backlog of $738.2 million, a 40.3% increase from $526.1 million as of December 31, 2000.

Our business lines include homebuilding, amenities operations, real estate services and parcel and lot sales, each of which contributes to our profitability.

†	Homebuilding. We believe the breadth of our homebuilding activities and the scope of our target market distinguishes us from our competitors. Our proprietary marketing system reaches prospective purchasers locally, regionally, nationally and internationally.

†	Single- and multi-family homes: We design, sell and build single- and multi-family homes serving primary, second and retirement home buyers. These homes range from approximately 1,100 square feet to 8,000 square feet and are priced from $100,000 to $3.9 million, with an average sales price for the year ended December 31, 2001 of $328,000. We build most of these homes within our master-planned communities, where we create attractive amenities through affiliations with hotel operators and golf course designers such as The Ritz-Carlton, Raymond Floyd and Greg Norman. We believe that this approach increases the value of our homes and communities and helps us attract affluent purchasers.

†	Mid-rise and high-rise tower residences: Unlike our traditional homebuilding competitors, we also design, sell and build luxury towers. Residences in these towers, which primarily target affluent, leisure-oriented home purchasers, range from approximately 900 square feet to 13,500 square feet and are priced from $100,000 to over $10 million, with an average sales price for the year ended December 31, 2001 of $1,139,000. Our sales contracts for these towers require substantial non-refundable cash deposits, generally ranging from 20% to 30% of the purchase price, and we typically do not start construction of the towers until there are sufficient pre-sales to cover the majority of the costs to construct the towers.

†	Amenities Operations. Our amenities, including golf, marina and recreational facilities, serve as the recreational and social hubs of each of our communities and enhance the marketability and sales value of the residences that surround each amenity. We design and construct the amenities in our communities. We profit from the sale of country club memberships and marina slips and by retaining ownership of some income producing properties.

†	Real Estate Services. We provide real estate services, such as real estate brokerage, title insurance, mortgage banking and property management to enhance our position as an integrated provider of residential products and services. We are the exclusive real estate brokerage franchisee of Prudential Real Estate Affiliates, Inc. in six regions in Florida.

†	Parcel and Lot Sales. We strategically sell parcels and lots within our communities to developers for the construction of commercial, industrial and rental properties that we do not ordinarily develop. We also sell selected lots directly to buyers for the design and construction of large custom homes.

BUSINESS STRATEGY

Among the fifteen largest public homebuilding companies as measured by market capitalization, we currently generate the highest margins, with a 20.3% EBIT margin for the year ended December 31, 2001, as compared with an industry average EBIT margin of 12.1% for the last four fiscal quarters reported by these companies. We seek to maintain our high margins by focusing on the following key elements of our business strategy:

†	Continue to implement a vertically integrated business model. By serving as the master developer of our communities, and by retaining control of operations like amenities and real estate services, we believe we can ensure a high level of quality and generate greater returns than our competitors. We acquire and develop the land in our communities, construct the residences, design, build and operate the amenities in many of our communities and otherwise control all aspects of the planning, design, development, construction and operation of our communities.

†	Capitalize on favorable demographic trends and the overall strength of the Florida economy. We expect to benefit from favorable demographic and economic trends, such as the aging “baby boom” generation and the growing generational wealth transfer, resulting in a rapid expansion of our high income target customer base.

†	Continue to opportunistically acquire and profitably develop an attractive Florida land inventory. We believe that our expertise in development and our in-depth market knowledge enables us to successfully identify attractive land acquisition opportunities, efficiently manage the land’s development, and maximize the land’s value. As of December 31, 2001, we controlled over 15,500 acres of land in highly sought-after Florida coastal markets.

†	Expand strategic partnerships and further develop product branding. We will continue to selectively enter into business relationships with highly regarded partners, as we have done in the past with The Ritz-Carlton, Hyatt, Raymond Floyd and Greg Norman. We believe that partnering with premium brands such as these adds incremental value to our affiliated residences and amenities. In addition, we seek to grow the name brand recognition of WCI Communities products and services.

†	Export our successful business model to other markets. We expect to selectively take advantage of attractive opportunities to grow outside of Florida. We believe that we can benefit from our expertise in developing master-planned resort oriented communities and luxury residential towers by expanding to resort and urban locations.

MARKET DEMOGRAPHICS

We believe long-term demographic trends will drive and support our continued growth. These trends include:

†	the aging of the U.S. “baby boom” generation is expected to result in a significant increase in the number of U.S. people who are 45 to 65 years old, which is our most important target market;

†	the total number of affluent households is expected to rise at a compound annual growth rate of approximately 12% from now to 2005, representing a significant expansion in the number of our core target customers; and

†	Florida’s population, employment and income growth are expected to remain strong and exceed national averages through 2010.

PRINCIPAL EXECUTIVE OFFICES

Our principal executive office is located at 24301 Walden Center Drive, Bonita Springs, Florida 34134. Our telephone number is (941) 947-2600. WCI was incorporated in Delaware on October 26, 1987.

The offering

Common stock we are offering	6,900,000 shares

Common stock to be outstanding after the offering	43,281,715 shares

New York Stock Exchange symbol	WCI

Use of proceeds after expenses	We estimate that the net proceeds to WCI from the offering will be approximately $120.7 million. We expect to use these proceeds: (1) to repay approximately $51.4 million of outstanding construction loans and (2) to repay approximately $69.3 million of the outstanding balance of the revolving portion of our senior secured credit facility.

The number of shares of common stock to be outstanding after this offering is based on the number of shares of common stock outstanding as of the date of this prospectus and does not include:

†	3,286,886 shares issuable upon the exercise of outstanding options as of March 11, 2002, at a weighted average exercise price of $9.12 per share;

†	1,256,398 additional shares authorized and reserved for issuance upon the exercise of options that may be issued in the future pursuant to stock option plans, see “Management”; and

†	1,035,000 shares that may be purchased by the underwriters to cover over-allotments, if any.

Unless otherwise stated in this prospectus, all share and per share data contained in this prospectus reflect a 1.43408 for 1 stock split.

Summary consolidated financial data

The following summary of our consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to, “Selected historical consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our audited historical financial statements, including introductory paragraphs and related notes to those financial statements, appearing elsewhere in this prospectus.

	Years ended December 31,

Statement of operations data	2001	2000	1999

	(dollars in thousands, except per share
	data)

Revenues:

Homebuilding	$906,057	$614,665	$428,837

Parcel and lot	47,868	130,918	131,673

Amenity membership and operations	75,340	70,974	76,307

Real estate services and other	81,018	65,595	44,599

Total revenues	1,110,283	882,152	681,416

Total cost of sales	765,648	606,934	483,928

Contribution margin(1)	344,635	275,218	197,488

Selling, general, administrative and other, including real estate taxes	110,479	89,798	72,061

Depreciation and amortization	9,208	7,654	6,781

	224,948	177,766	118,646

Interest expense	52,532	43,363	42,621

Income before income taxes and extraordinary items	172,416	134,403	76,025

Income tax (expense) benefit	(68,223)	(52,462)	5,562

Income before extraordinary items	104,193	81,941	81,587

Extraordinary item, net of tax(2)	(1,958)	—	(1,694)

Net income	$102,235	$81,941	$79,893

Earnings (loss) per share:

Basic:

Income before extraordinary items	$2.86	$2.25	$2.24

Extraordinary item, net of tax	$(.05)	$—	$(.05)

Net income	$2.81	$2.25	$2.19

Diluted:

Income before extraordinary items	$2.80	$2.25	$2.24

Extraordinary item, net of tax	$(.05)	$—	$(.05)

Net income	$2.75	$2.25	$2.19

Weighted average number of shares:

Basic	36,381,715	36,379,927	36,479,555

Diluted	37,268,832	36,379,927	36,479,555

Operating data

Total homebuilding net new contracts	$1,118,219	$876,704	$496,337

Single- and multi-family net new contracts	1,595	1,754	1,346

Mid-rise and high-rise net new contracts	523	307	308

Single- and multi-family home closings	1,732	1,614	1,332

Mid-rise and high-rise closings(3)	317	209	345

Total homebuilding backlog at period end(4)	$738,245	$526,083	$264,044

Average contract selling price:

Single- and multi-family homes	$328	$271	$211

Mid-rise and high-rise units	$1,139	$1,309	$690

	As of December 31,

Balance sheet data	2001	2000

	(in thousands)

Real estate inventories	$774,443	$649,007

Total assets	1,571,192	1,213,096

Debt(5)	682,611	553,256

Shareholders’ equity	419,045	319,222

(1)	Contribution margin represents our total line of business gross margin less overhead expenses directly related to each line of business. All sales, marketing and indirect corporate overhead expenses are included in the caption “Selling, general, administrative and other, including real estate taxes”.

(2)	Extraordinary items are the unamortized balance of debt issuance costs associated with the early retirement of a high-rise construction loan in 1999 and the unamortized balance of debt issuance costs associated with the early repayment of debt in conjunction with the $350.0 million offering of our outstanding 10 5/8% senior subordinated notes due 2011 in February and June 2001.

(3)	The timing of mid-rise and high-rise closings corresponds with the realization of net cash proceeds due under contracts for these residences. Revenues from these contracts are recognized under the percentage-of-completion method and, as a result, precede the timing of closings.

(4)	Homebuilding backlog at period end represents the sum of the value of (a) contracts for the sale of single- and multi-family homes not yet closed and (b) contracts for the sale of mid-rise and high-rise tower residences not yet closed less amounts previously recognized as revenue under the percentage-of-completion method of accounting.

(5)	Debt excludes accounts payable and accrued expenses, customer deposits and other liabilities (other than land repurchase liabilities), deferred income tax liabilities and community development district obligations.

Risk factors

You should carefully consider each of the risks described below and all of the other information in this prospectus before deciding to invest in our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be harmed. In such an event, the trading price of our common stock could decline and you may lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS

If we are not able to raise sufficient capital to enhance and maintain the operations of our properties and to expand and develop our real estate holdings, our results of operations and revenues could decline.

We operate in a capital intensive industry and require significant capital expenditures to maintain our competitive position. Failure to secure additional financing, if and when needed, may limit our ability to grow our business which could reduce our results of operations and revenues. We expect to make significant capital expenditures in the future to enhance and maintain the operations of our properties and to expand and develop our real estate holdings. In the event that our plans or assumptions change or prove to be inaccurate or if cash flow proves to be insufficient due to unanticipated expenses or otherwise, we may seek to minimize cash expenditures and/or obtain additional financing in order to support our plan of operations. Additional funding, whether obtained through public or private debt or equity financing, or from strategic alliances, may not be available when needed or may not be available on terms acceptable to us, if at all.

If we are not able to develop and market our communities successfully, our earnings could be diminished.

Before a community generates any revenues, material expenditures are required to acquire land, to obtain development approvals and to construct significant portions of project infrastructure, amenities, model homes and sales facilities. It generally takes several years for a community development to achieve cumulative positive cash flow. Our inability to develop and market our communities successfully and to generate positive cash flows from these operations in a timely manner would have a material adverse effect on our ability to service our debt and to meet our working capital requirements.

Problems in the construction of our communities could result in substantial increases in costs and could disrupt our business which would reduce our profitability.

We must contend with the risks associated with construction activities, including the inability to obtain insurance or obtaining insurance at significantly increased rates, cost overruns, shortages of lumber or other materials, shortages of labor, labor disputes, unforeseen environmental or engineering problems, work stoppages and natural disasters, any of which could delay construction and result in a substantial increase in costs which would reduce our profitability. Where we act as the general contractor, we are responsible for the performance of the entire contract, including work assigned to unaffiliated subcontractors. Claims may be asserted against us for construction defects, personal injury or property damage caused by the subcontractors, and these claims may give rise to liability. Where we hire general contractors, if there are unforeseen events like the bankruptcy of, or an uninsured or under-insured loss claimed against, our general contractors, we may become responsible for the losses or other obligations of the general contractors, which may materially and adversely affect our results of operations. Should losses in excess of insured limits occur, the losses could adversely affect our results of operations.

Risk factors

Because many of our customers finance their home purchases, increased interest rates could lead to fewer home sales which would reduce our revenues.

Many purchasers of our homes obtain mortgage loans to finance a substantial portion of the purchase price of their homes. In general, housing demand is adversely affected by increases in interest rates, housing costs and unemployment and by decreases in the availability of mortgage financing. In addition, there have been discussions of possible changes in the federal income tax laws which would remove or limit the deduction for home mortgage interest. If effective mortgage interest rates increase and the ability or willingness of prospective buyers to finance home purchases is adversely affected, our operating results and capital resources may also be negatively affected which may impair our ability to meet our working capital requirements.

Because our business depends on the acquisition of new land, the unavailability of land could reduce our revenues or negatively affect our results of operations.

Our operations and revenues are highly dependent on our ability to expand our portfolio of land parcels. We may compete for available land with entities that possess significantly greater financial, marketing and other resources. Competition generally may reduce the amount of land available as well as increase the bargaining power of property owners seeking to sell. An inability to effectively carry out any of our sales activities and development resulting from the unavailability of land may reduce our revenues or negatively affect our results of operations.

A deterioration of regional or national economic conditions could reduce our real estate sales and revenues.

Our real estate sales and revenues could decline due to a deterioration of regional or national economies. Our sales and revenues would be disproportionately affected by worsening economic conditions in the Midwestern and Northeastern United States because we generate a disproportionate amount of our sales from customers in those regions. In addition, a significant percentage of our residential units are second home purchases which are particularly sensitive to the state of the economy.

Because of our geographic concentration in Florida, an economic downturn in Florida could reduce our revenues or our ability to grow our business.

We currently develop and sell our properties only in Florida. Consequently, any economic downturn in Florida could reduce our revenues or our ability to grow our business. In addition, the appeal of becoming an owner of one of our residential units may decrease if potential purchasers do not continue to view the locations of our communities as attractive primary, second home or retirement destinations.

Increased insurance risk, perceived risk of travel and adverse changes in economic conditions as a result of recent events could negatively affect our business.

Due in large part to the terrorist activities of September 11, 2001 and other recent events, we believe that insurance companies are re-examining many aspects of their business, and may take actions including increasing premiums, requiring higher self-insured retentions and deductibles, requiring additional collateral on surety bonds, reducing limits, restricting coverages, imposing exclusions, such as sabotage and terrorism, and refusing to underwrite certain risks and classes of business. Any increased premiums, mandated exclusions, or change in limits, coverages, terms and conditions may adversely affect our ability to obtain appropriate insurance coverages at reasonable costs, which could have a material adverse effect on our business. Furthermore, as many of our buyers are second-home purchasers, the perceived risk of travel due to terrorist acts could deter these buyers from purchasing our homes as vacation residences which could negatively affect our results of operations. In addition, the September 11, 2001 terrorist acts and subsequent military response have resulted in generalized economic uncertainty which could hurt our operating results.

Risk factors

Poor relations with the residents of our communities could negatively impact sales, which could cause our revenues or results of operations to decline.

As a community developer, we may be expected by community residents from time to time to resolve any real or perceived issues or disputes that may arise in connection with the operation or development of our communities. Any efforts made by us in resolving these issues or disputes could be deemed unsatisfactory by the affected residents and any subsequent action by these residents could negatively impact sales, which could cause our revenues or results of operations to decline. In addition, we could be required to make material expenditures related to the settlement of these issues or disputes or modify our community development plans.

We may not be successful in our efforts to identify, complete or integrate acquisitions which could adversely affect our results of operations and prospects.

A principal component of our strategy is to continue to grow profitably in a controlled manner in both existing and new markets by acquiring and developing land or by acquiring other property developers or homebuilders. However, we may not be successful in implementing our acquisition strategy and growth may not continue at historical levels or at all. The failure to identify, acquire and integrate other businesses or real estate development opportunities effectively could adversely affect our business, assets, financial condition, results of operations and prospects.

We experience variability in our results of operations in each quarter and accordingly, quarter-to-quarter comparisons should not be relied upon as an indicator of our future performance.

We have historically experienced, and in the future expect to continue to experience, variability in our revenue, profit and cash flow. Our historical financial performance is not necessarily a meaningful indicator of future results and we expect financial results to vary from project to project and from quarter to quarter. In particular, our revenue recognition policy for tower residences can cause significant fluctuation in our total revenue from quarter to quarter. We believe that quarter-to-quarter comparisons of our results should not be relied upon as an indicator of future performance. As a result of such fluctuations, our stock price may experience significant volatility. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and Capital Resources” and “—Seasonality”.

We commence construction of a portion of our single- and multi-family homes prior to obtaining non-cancellable sales contracts for those residences. As of December 31, 2001, we had 492 unsold homes in inventory, 94 of which had been completed. Two homes have been unsold for more than twelve months following their completion. Depending on the level of demand for these residences, some or all of these residences may not be sold at the prices or in the quantities originally expected. As a result, our operating income could be adversely affected.

If we do not receive cash corresponding to previously recognized revenues, our future cash flows could be lower than expected.

In accordance with generally accepted accounting principles, we recognize revenues and profits from sales of tower residences during the course of construction. Revenue is recorded when construction is beyond a preliminary stage, the buyer is committed to the extent of being unable to require a refund of a significant deposit except for nondelivery of the residence, a substantial percentage of residences are under firm contract, collection of the sales price is assured and costs can be reasonably estimated. Due to various contingencies, like delayed construction and buyer defaults or cost overruns, we may receive less cash than the amount of revenue already recognized or the cash may be received at a later date than we expected which could affect our profitability and ability to pay our debts. As of December 31, 2001, we had 739 tower residences under construction, of which 482 tower residences met the criteria for partial revenue recognition.

Risk factors

Expansion into new geographic areas poses risks.

We plan to expand our business to new geographic areas outside of Florida. We will incur additional risks to the extent we develop communities in climates or geographic areas in which we do not have experience or develop a different size or style of community, including:

†	acquiring the necessary construction materials and labor in sufficient amounts and on acceptable terms;

†	adapting our construction methods to different geographies and climates; and

†	reaching acceptable sales levels at such communities.

In addition, we may have difficulty attracting potential customers from areas and to a market in which we have not had significant experience.

Our revenues and profitability may be adversely affected by natural disasters.

The Florida climate presents risks of natural disasters. To the extent that hurricanes, severe storms, floods or other natural disasters or similar events occur, our business may be adversely affected. To the extent our insurance is not adequate to cover business interruption or losses resulting from natural disasters, our revenues and profitability may be adversely affected.

Laws and regulations related to property development may subject us to additional costs and delays which could reduce our revenues, profits or prospects.

We are subject to a variety of statutes, ordinances, rules and regulations governing certain developmental matters, and building and site design which may impose additional costs and delays on us which could reduce our revenues, profits or prospects. In particular, we may be required to obtain the approval of numerous governmental authorities regulating matters like permitted land uses, levels of density and the installation of utility services like gas, electric, water and waste disposal. In addition, fees, some of which may be substantial, may be imposed on us to defray the cost of providing certain governmental services and improvements. We also may be subject to additional costs or delays or may be precluded from building a project entirely because of “no growth” or “slow growth” initiatives, building permit allocation ordinances, building moratoriums, restrictions on the availability of utility services or similar governmental regulations that could be imposed in the future. These ordinances, moratoriums and restrictions, if imposed, could cause our costs to increase and delay our planned or existing projects, which would in turn reduce our revenues, profits or ability to grow our business.

In addition, some of our land and some of the land that we may acquire has not yet received planning approvals or entitlements necessary for planned development or future development. Failure to obtain entitlement of this land on a timely basis may adversely affect our future results and prospects. This land may not become entitled on a timely basis.

Compliance with applicable environmental laws may substantially increase our costs of doing business which could reduce our profits.

We are subject to various laws and regulations relating to the operation of our properties, which are administered by numerous federal, state and local governmental agencies. See “Business — Regulatory and Environmental Matters.” Our growth and development opportunities in Florida may be limited and more costly as a result of legislative, regulatory or municipal requirements. The inability to grow our business or pay these costs could reduce our profits. In addition, our operating costs may also be affected by our compliance with, or our being subject to, environmental laws, ordinances and regulations relating to hazardous or toxic substances of, under, or in such property. These costs could be significant and could result in decreased profits or the inability to develop our land as originally intended. See “Business — Regulatory and Environmental Matters.”

Risk factors

Our substantial indebtedness and high leverage could adversely affect our financial health.

We are, and may continue to be, significantly leveraged. As of December 31, 2001, our total debt was $682.6 million. In addition, in connection with the development of certain of our communities we pay a portion of the revenues, fees, and assessments levied by community development or improvement districts on the property benefited by the improvements within our communities. In addition, we guarantee district shortfalls under some of our bond debt service agreements when the revenues, fees, and assessments which are designed to cover principal and interest and other operating costs of the bonds are not paid. See “Business — Community Development Districts.”

Our high degree of leverage could have important consequences to you, including the following:

†	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate or other purposes may be impaired in the future;

†	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

†	certain of our borrowings are and will continue to be at variable rates of interest (including borrowings under our senior secured credit facility and project loans), which will expose us to the risk of increased interest rates;

†	we may be substantially more leveraged than certain of our competitors, which may place us at a competitive disadvantage; and

†	our substantial leverage may limit our flexibility to adjust to changing economic or market conditions, reduce our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions.

In addition, our various debt instruments contain financial and other restrictive covenants that will limit our ability to, among other things, borrow additional funds.

RISKS THAT RELATE TO YOUR OWNERSHIP OF OUR COMMON STOCK

Five stockholders and their affiliates will control approximately 65.8% of our common stock after this offering and, as a result, will be able to exercise control over all matters requiring stockholder approval.

On completion of this offering, five stockholders and their affiliates will beneficially own, in the aggregate, approximately 65.8% of our outstanding common stock. As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which may have the effect of delaying or preventing a third party from acquiring control over us. These transactions may include those that other stockholders deem to be in their best interests and in which those other stockholders might otherwise receive a premium for their shares over their current prices. For additional information regarding our stock ownership see “Principal stockholders.”

Our stock price may be particularly volatile because of the industry we are in.

The stock market in general has recently experienced extreme price and volume fluctuations. In addition, the market prices of securities of home building companies have been volatile, and have experienced fluctuations that have often been unrelated to or disproportionate to the operating performance of such companies. These broad market fluctuations could adversely affect the price of our common stock.

Risk factors

Provisions in our charter documents and Delaware law may make it difficult for a third party to acquire our company and could depress the price of our common stock.

Delaware corporate law and our restated certificate of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of WCI or our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions include:

†	creating a classified board of directors;

†	authorizing the board of directors to issue preferred stock;

†	prohibiting cumulative voting in the election of directors;

†	limiting the persons who may call special meetings of stockholders;

†	prohibiting stockholder action by written consent; and

†	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

We are also subject to certain provisions of Delaware law which could delay, deter or prevent us from entering into an acquisition, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a business combination with an interested stockholder unless specific conditions are met. See “Description of capital stock — Preferred Stock and Series Common Stock” and “— Anti-Takeover Measures.”

You will experience immediate and substantial dilution by investing in our common stock.

The initial public offering price will be substantially higher than the net tangible book value of each outstanding share of common stock immediately after the offering. Purchasers of common stock in this offering will suffer immediate and substantial dilution. Any common stock you purchase in this offering will have a post-offering net tangible book value per share of $7.55 less than the initial public offering price of $19.00 per share. If additional shares are sold by the underwriters following exercise of their over-allotment option, or if outstanding options to purchase shares of common stock are exercised, you will incur further dilution.

The market price of our common stock could be affected by the substantial number of shares that are eligible for future sale.

Sales of a substantial number of shares of our common stock into the public market after this offering, or the perception that these sales could occur, could cause our stock price to decline. After this offering, we will have 100,000,000 shares of authorized common stock, and 43,281,715 shares of common stock outstanding, or 44,316,715 shares outstanding if the underwriters fully exercise their over-allotment option. In addition, as of December 31, 2001, 2,456,553 shares of our common stock are issuable upon the exercise of outstanding stock options, of which 1,274,775 options are currently exerciseable under our stock option plans.

Our officers, directors, option holders and substantially all of our stockholders have agreed that, subject to limited exceptions, they will not sell their shares for a period of 180 days. Thus, upon the expiration of the 180-day lock-up period, 37,858,814 shares of our common stock held by those stockholders will be available for immediate resale, subject to the restrictions imposed by the securities laws.

Risk factors

Although it has advised us that it has no intent or understanding to do so, UBS Warburg LLC, in its sole discretion, may permit early release of the shares of our common stock subject to restrictions prior to the expiration of the 180-day lock up period. UBS Warburg LLC has advised us that, prior to granting an early release of our common stock, it would consider factors including need, market conditions, the performance of our common stock price, trading liquidity, prior trading habits of the selling stockholder and other relevant considerations. UBS Warburg LLC has advised us that it will not consider its own holdings as a factor in its decision to grant an early release from the provisions of such lock-up agreements.

We have entered into a registration rights agreement with some of our stockholders. Under circumstances described in that agreement, these stockholders can demand that we register the 28,469,488 shares of our common stock held by them for sale to the public market. In addition, we may be required to include those shares if we register additional shares for sale to the public market.

There is no existing market for our common stock so the share price for our common stock may fluctuate significantly.

Prior to the offering, there has been no public market for our common stock. We cannot assure you that an active trading market will develop upon completion of the offering or, if it does develop, that it will be sustained. The initial public offering price of our common stock was determined by negotiation among us and the representatives of the underwriters and may not be representative of the price that will prevail in the open market after the offering. See “Underwriting” for a discussion of the factors that were considered in determining the initial public offering price.

The market price of our common stock after this offering may be significantly affected by factors such as quarterly variations in our results of operations, changes in government regulations, the announcement of new contracts by us or our competitors, general market conditions specific to the homebuilding industry, changes in general economic conditions, volatility in the financial markets, differences between our actual financial and operating results and those expected by investors and analysts and changes in analysts’ recommendations or projections. These fluctuations may adversely affect the market price of our common stock.

We have broad discretion to use the offering proceeds and our investment of those proceeds may not yield a favorable return.

A portion of the net proceeds of this offering is not allocated for specific uses. Our management has broad discretion to spend the unallocated portion of the proceeds from this offering in ways with which you may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns. This could harm our business and could cause the price of our common stock to decline.

Special note regarding forward-looking statements

This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future prospects, developments and business strategies. The statements contained in this prospectus that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties. We have used the words “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “plan,” “intend,” “hope” and similar expressions in this prospectus to identify forward-looking statements. These forward-looking statements are made based on our current expectations and beliefs concerning future events affecting us and are subject to risks, uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that could cause our actual results to differ materially from the forward-looking statements:

†	our ability to raise capital and grow our operations on a profitable basis;

†	our ability to compete in the Florida real estate market;

†	our ability to obtain necessary permits and approvals for the development of our land;

†	our ability to pay principal and interest on our substantial debt;

†	our ability to borrow in the future;

†	adverse legislation or regulation;

†	availability of labor or materials or significant increases in their costs;

†	increases in interest rates;

†	the level of consumer confidence;

†	the availability and cost of land in desirable areas and the ability to expand successfully into those areas;

†	natural disasters;

†	unanticipated litigation or legal proceedings;

†	conditions in the capital, credit and homebuilding markets;

†	our ability to sustain or increase historical revenues and profit margins;

†	risks associated with increased insurance costs or unavailability of adequate coverage, perceived risk of travel and changes in economic conditions due to recent events; and

†	continuation of current trends and general economic conditions.

All forward-looking statements attributable to us or any persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

Our risks are more specifically described in “Risk factors.” If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected.

Use of proceeds

We expect to receive net proceeds of approximately $120.7 million from the sale of the 6,900,000 shares of common stock, or approximately $139.0 million if the underwriters exercise their over-allotment option in full, and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

We intend to use the net proceeds from this offering:

•	to repay an outstanding construction loan of $20.7 million that had an interest rate of 4.75% as of March 11, 2002 and matures in December 2002;

•	to repay an outstanding construction loan of $30.7 million that had an interest rate of 5.00% as of March 11, 2002 and matures in March 2003; and

•	to repay approximately $69.3 million of the outstanding balance of the revolving portion of our senior secured credit facility.

Dividend policy

We have never paid dividends on our common stock and we do not currently anticipate paying dividends on our common stock.

The terms of our indebtedness impose limitations on our ability to pay dividends or make other distributions on our capital stock. We may enter into additional agreements related to our indebtedness from time to time which may contain similar limitations.

Future dividends on our common stock, if any, will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

Capitalization

The following table sets forth our capitalization as of December 31, 2001:

†	on an actual basis, and

†	on an adjusted basis, giving effect to our sale of the common stock in this offering at the initial offering price of $19.00 per share and the application of the net proceeds as described under “Use of proceeds.”

This information should be read together with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Actual	As adjusted

	(dollars in thousands)

Cash and cash equivalents	$57,993	$127,771

Debt obligations (including current portion):

Revolving credit facility(1)	$—	$—

Term loan facility	250,000	250,000

Project debt	77,675	26,780

Senior subordinated notes due 2011	354,936	354,936

Total debt obligations	682,611	631,716

Stockholders’ equity:

Common stock, $.01 par value, 50,000,000 shares authorized and 36,513,898 issued, and 100,000,000 shares authorized and 43,413,898 shares issued as adjusted, respectively	365	434

Additional paid-in capital	139,193	259,797

Retained earnings	282,739	282,739

Treasury stock, at cost, 132,183 shares	(795)	(795)

Accumulated other comprehensive loss	(2,457)	(2,457)

Total stockholders’ equity	419,045	539,718

Total capitalization	$1,101,656	$1,171,434

(1)	As of March 11, 2002, our outstanding balance under our revolving credit facility was approximately $76.3 million.

The table above does not include:

†	3,286,886 shares issuable upon the exercise of outstanding options as of March 11, 2002, at a weighted average exercise price of $9.12 per share.

†	1,256,398 additional shares authorized and reserved for issuance upon the exercise of options that may be issued in the future pursuant to stock option plans, see “Management,” and

†	1,035,000 shares that may be purchased by the underwriters to cover over-allotments, if any.

On March 11, 2002, we filed our restated certificate of incorporation that authorized 100,000,000 shares of common stock, 100,000,000 shares of series common stock and 100,000,000 shares of preferred stock.

Dilution

Dilution is the amount by which the offering price paid by the purchasers of the common stock offered hereby will exceed the net tangible book value per share of common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

Our net tangible book value as of December 31, 2001 was $390.5 million or $10.35 per share, giving pro forma effect to the issuance of shares in connection with the exercise of options exercisable within 60 days of the date hereof. After giving effect to the receipt of approximately $120.7 million of estimated net proceeds from the sale of 6,900,000 shares of common stock in the offering, our pro forma net tangible book value at December 31, 2001 would have been approximately $511.2 million or $11.45 per share. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding at December 31, 2001. This represents an immediate increase in pro forma net tangible book value of $1.10 per share to existing stockholders and an immediate dilution of $7.55 per share to new investors purchasing shares of common stock in the offering. The following table illustrates the substantial and immediate per share dilution to new investors:

Initial public offering price per share		$19.00

Pro forma net tangible book value per share before the offering	$10.35

Increase per share attributable to new investors	$1.10

Pro forma net tangible book value per share after the offering		$11.45

Dilution per share to new investors		$7.55

The following table summarizes, on a pro forma basis as of December 31, 2001, the differences between existing stockholders (assuming the exercise of options exercisable within 60 days of the date hereof) and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing common stock in this offering, after adjustment for our sale of 6,900,000 shares of common stock at the initial public offering price of $19.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Total shares		Total consideration
					Average price
	Number	%	Amount	%	per share

Existing stockholders	37,742,319	84.5%	$147,319,000	52.9%	$3.90

New investors	6,900,000	15.5%	131,100,000	47.1%	$19.00

Total	44,642,319	100.0%	278,419,000	100.0%

The above tables assume no exercise of 1,926,281 outstanding options that are not exercisable within 60 days of the date hereof. To the extent that any of these shares are issued, there will be further dilution to new investors. See “Description of capital stock.”

The Company

The original predecessor to WCI Communities was established in 1946 as Coral Ridge Properties, Inc., which undertook as its first project the development of the Galt Ocean Mile, a 2,500-acre oceanfront community located in Fort Lauderdale. Today, the area is comprised of approximately 8,000 homes and approximately 7,000 apartments and condominiums. In the early 1960s, Coral Ridge began acquiring large sections of land in rural Broward County, which by 1963 had become the city of Coral Springs, now Florida’s eleventh largest city with a population of approximately 116,000. In 1966, Coral Ridge was sold to the Westinghouse Electric Corporation. Under Westinghouse Electric’s ownership, our predecessor began its west coast Florida operations in the early 1970s with the purchase of approximately 2,500 acres in North Naples, known today as the community of Pelican Bay. Westinghouse continued its west coast expansion by acquiring additional large tracts of land for the development of its Gateway, Pelican Landing and Pelican Marsh communities. In 1989, marking its entry into homebuilding, our predecessor began building the first of its highly-amenitized luxury high-rise residences. In 1995, we began building homes in some of our communities.

In 1985, members of our senior management, Messrs. Hoffman and Ackerman, began building a real estate business which, in 1994, began operating as Florida Design Communities. Florida Design Communities was a fully integrated developer of leisure-oriented master-planned communities that built most of the homes in its communities. During its history, Florida Design Communities’ growth was characterized by the acquisition of underperforming assets which it developed into a number of successful master-planned communities. From 1987 to November 1998, Florida Design Communities constructed approximately 4,500 homes and, from 1985 to November 1998, developed five communities located throughout central and southern Florida. Florida Design Communities offered single- and multi-family homes marketed primarily to retirement and second home buyers. Florida Design Communities owned and operated several of the amenities at its communities and operated other companies that supported its core business, including residential brokerage entities, a mortgage company, a title insurance agency and a property management company.

In July 1995, certain stockholders of Florida Design Communities led a group of equity investors in acquiring Westinghouse Electric’s real estate business unit in a transaction valued at approximately $600.0 million. This business unit was merged with and into WCI Communities Limited Partnership and was restructured as a limited partnership. From July 1995 until the November 1998 merger of WCI Communities Limited Partnership and Florida Design Communities, Mr. Hoffman served as Chief Executive Officer of WCI Communities Limited Partnership and Mr. Ackerman served as Chairman of the board of directors and Executive Vice President of WCI Communities Limited Partnership, and both have continued to serve in such capacities for WCI Communities since the merger and reorganization. In April 1998, we purchased from CBS Corporation (the successor to Westinghouse Electric Corporation) its remaining investment in WCI Communities Limited Partnership.

In November 1998, Watermark Communities completed a reorganization of WCI Communities Limited Partnership pursuant to which each of WCI Communities Limited Partnership and Florida Design Communities became wholly-owned subsidiaries of Watermark Communities, a new holding company, and each of the limited partners of WCI Communities Limited Partnership and stockholders of Florida Design Communities became stockholders in Watermark Communities. In June 1999, WCI Communities Limited Partnership merged with and into Florida Design Communities, and simultaneously with the merger, Florida Design Communities, the surviving corporation in the merger, changed its name to WCI Communities, Inc. As a result of the merger, WCI Communities became the sole wholly-owned subsidiary of Watermark Communities.

The Company

On August 31, 2001, Watermark was merged into WCI, with WCI as the surviving corporation. The directors and officers of WCI, which were identical to the directors and officers of Watermark, remained the same following the merger.

Selected historical consolidated financial data

The following tables sets forth our selected historical consolidated financial data for each of the five years in the period ended December 31, 2001. Balance sheet data as of December 31, 2001 and 2000 and statements of operations data for the years ended December 31, 2001, 2000 and 1999 have been derived from our audited consolidated financial statements which are included elsewhere in this prospectus. The following information should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our audited historical consolidated financial statements, including the introductory paragraphs and related notes thereto, appearing elsewhere in this prospectus.

	Years ended December 31,

Statement of operations data	2001	2000	1999	1998(1)	1997

	(in thousands)

Revenues:

Homebuilding	$906,057	$614,665	$428,837	$251,564	$123,345

Parcel and lot	47,868	130,918	131,673	140,007	123,470

Amenity membership and operations	75,340	70,974	76,307	33,124	31,864

Real estate services and other	81,018	65,595	44,599	23,668	24,993

Total revenues	1,110,283	882,152	681,416	448,363	303,672

Total cost of sales	765,648	606,934	483,928	314,428	212,346

Contribution margin(2)	344,635	275,218	197,488	133,935	91,326

Selling, general administrative and other, including real estate taxes	110,479	89,798	72,061	41,798	31,773

Depreciation and amortization	9,208	7,654	6,781	2,531	1,571

	224,948	177,766	118,646	89,606	57,982

Interest expense and dividends	52,532	43,363	42,621	35,542	36,059

Income before income taxes and extraordinary item	172,416	134,403	76,025	54,064	21,923

Income tax (expense) benefit	(68,223)	(52,462)	5,562	(12,881)	—

Income before extraordinary item	104,193	81,941	81,587	41,183	21,923

Extraordinary item, net of tax(3)	(1,958)	—	(1,694)	—	(7,537)

Net income	$102,235	$81,941	$79,893	$41,183	$14,386

Net income pro forma for C corporation status(4)	$—	$—	$—	$36,125	$8,836

Selected historical consolidated financial data

	Years ended December 31,

Statement of operations data	2001	2000	1999	1998(1)	1997

Earnings (loss) per share:

Basic:

Income before extraordinary item	$2.86	$2.25	$2.24	$1.65	$0.87

Extraordinary item, net of tax	$(0.05)	$—	$(0.05)	$—	$(0.30)

Net income	$2.81	$2.25	$2.19	$1.65	$0.57

Diluted:

Income before extraordinary item	$2.80	$2.25	$2.24	$1.65	$0.87

Extraordinary item, net of tax	$(0.05)	$—	$(0.05)	$—	$(0.30)

Net income	$2.75	$2.25	$2.19	$1.65	$(0.57)

Weighted average number of shares(4):

Basic	36,381,715	36,379,927	36,479,555	26,091,574	25,096,400

Diluted	37,268,832	36,379,927	36,479,555	26,091,574	25,096,400

Net income pro forma for C corporation status(5):

Basic	$—	$—	$—	$1.38	$0.35

Diluted	$—	$—	$—	$1.38	$0.35

Weighted average number of shares:

Basic	—	—	—	26,091,574	25,096,400

Diluted	—	—	—	26,091,574	25,096,400

	As of December 31,

Balance sheet data	2001	2000	1999	1998(1)	1997

	(in thousands)

Real estate inventories	$774,443	$649,007	$594,459	$445,065	$338,821

Total assets	1,571,192	1,213,096	1,004,099	923,517	593,820

Debt(6)	682,611	553,256	545,416	506,128	375,335

Shareholders’ equity/ Partners’ capital	419,045	319,222	237,500	157,956	85,109

(1)	Financial data as of and for the year ended December 31, 1998 consist of the accounts of WCI Communities, inclusive of Florida Design Communities, Inc. since December 1, 1998 (the date following the acquisition) and WCI Communities Limited Partnership for the complete year and reflects the reorganization of WCI Communities which occurred on November 30, 1998.

(2)	Contribution margin represents our total line of business gross margin less overhead expenses directly related to each line of business. All sales, marketing and indirect corporate overhead expenses are included in the caption “Selling, general, administrative and other, including real estate taxes.”

(3)	Extraordinary items are (a) the unamortized balance of debt issuance costs associated with the acquisition of WCI Communities Limited Partnership in July 1995 that was written off in 1997 when this debt was refinanced, (b) the unamortized balance of debt issuance cost associated with the early repayment of a high-rise construction loan in 1999 and (c) the unamortized balance of debt issuance costs associated with the early repayment of debt in conjunction with the $350.0 million offering of our outstanding 10 5/8% senior subordinated notes due 2011 in February and June 2001.

(4)	For 1997, weighted average shares basic and diluted were derived by assuming that 25,096,400 shares issued for partners’ interest in WCI LP were outstanding for twelve months. For 1998, weighted average shares basic and diluted were derived using the following assumptions: that 25,096,400 shares issued for the partners’ interest in WCI LP were considered outstanding for twelve months; that 10,939,374 shares issued for the acquisition of FDC were considered outstanding from date of issuance, November 30, 1998; and that 470,665 shares issued to employees were considered outstanding from the date of grant, December 4, 1998.

(5)	Prior to November 30, 1998, WCI Communities Limited Partnership reported its taxable income to its partners. As a result, prior to November 30, except for earnings recorded by Bay Colony-Gateway, a C corporation, WCI Communities Limited Partnership’s consolidated taxable earnings were taxed directly to WCI Communities Limited Partnership’s then-existing partners. Net income (loss) pro forma for C corporation status assumes that WCI Communities filed a consolidated return as a C corporation and was taxed as a C corporation at the statutory tax rates that would have applied for all periods.

(6)	Debt excludes accounts payable and accrued expenses, customer deposits and other liabilities (other than land repurchase liabilities), deferred income tax liabilities and community development district obligations.

Management’s discussion and analysis of financial condition
and results of operations

The following discussion of our financial condition and results of operations should be read in conjunction with our audited historical financial statements and the related notes and the other financial information appearing elsewhere in this prospectus.

OVERVIEW

We are engaged in the development of master-planned communities, the construction and sale of residences, lots and parcels, and the construction, operation and sale of amenities and real estate services. Our business operations include: homebuilding (single- and multi-family homes as well as luxury tower residences), amenities operations (the operation of golf, marina and resort amenity services and the sale of equity and non-equity memberships), real estate services (real estate brokerage, title insurance, mortgage banking, property management and other development services) and parcel and lot sales.

Until 1989, we focused on developing master-planned communities from large tracts of land. This developed land was sold to third party developers who marketed residential products to homebuyers. We entered the homebuilding business in 1989 and began selling and building our first luxury, high-rise residences. In November 1998, we enhanced our homebuilding operations by acquiring Florida Design Communities, a fully integrated developer of master-planned communities that had been building most of the homes in its communities since 1987. We further diversified our business operations by entering into the single- and multi-family homebuilding business. We now sell selected parcels to third party developers primarily for commercial development, rental apartments and retail and other uses which do not directly compete with our existing homebuilding products.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Percentage-of-Completion. Revenue for tower residences under construction is recognized on the percentage-of-completion method and recorded when (1) construction is beyond a preliminary stage, (2) the buyer is committed to the extent of being unable to require a refund except for nondelivery of the residence, (3) a substantial percentage of residences are under firm contracts, (4) collection of the sales price is assured and (5) costs can be reasonably estimated. Revenue recognized is calculated based upon the percentage of total costs incurred in relation to estimated total costs. We must apply the percentage-of-completion method since the duration of tower construction exceeds twelve months and reasonably dependable estimates of the revenues and costs can be made. If our estimates of tower

Management’s discussion and analysis of financial condition and results of operations revenues and development costs are significantly different from our actual revenues and costs then our revenues and costs of sales may be over or understated.

Real estate inventories and cost of sales. Real estate inventories including land, common development costs and estimates for costs to complete are allocated to each parcel or lot based on the relative sales value of each parcel or lot as compared to the sales value of the total project, while site specific development costs are allocated directly to the benefited land. Estimates for costs to complete for sold homes are recorded at the time of closing. If our estimates of sales values or costs to complete are significantly different from actual results, our real estate inventories, revenues and costs of sales may be over or understated.

Community development district obligations. In connection with certain development activities, bond financing is utilized in many of our communities to construct on-site and off-site infrastructure improvements. Although we are not obligated directly to repay some of the bonds, we guarantee district shortfalls under certain bond debt service agreements. We annually estimate the amount of bond obligations that we may be required to fund in the future. If our estimates of the amount of bond obligations that we may be required to fund are significantly different from actual amounts funded our real estate inventories and costs of sales may be over or understated.

Impairment of long-lived assets and long-lived assets to be disposed of. Real estate inventories, including capitalized interest and real estate taxes, are carried at the lower of cost or fair value determined by evaluation of individual projects. Property and equipment are recorded at cost less accumulated depreciation and depreciated on the straight-line method over their estimated useful lives. Whenever events or circumstances indicate that the carrying value of our long-lived assets may not be recoverable, we compare the carrying amount of the asset to the undiscounted expected future cash flows. If this comparison indicates that the asset is impaired, the amount of the impairment is calculated using discounted expected future cash flows. If our estimate of the future cash flows is significantly different from actual cash flows, we may prematurely impair the value of the asset, we may underestimate the value of the calculated impairment or we may fail to record an impairment.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) approved SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Implementation of SFAS 141 did not have an effect on the financial statements of the Company. SFAS 142 provides guidance on accounting for intangible assets and eliminates the amortization of goodwill and certain identifiable intangible assets. Under the provisions of SFAS 142, intangible assets, including goodwill, that are not subject to amortization will be tested for impairment annually. SFAS 142 will be effective for our fiscal year 2002 and is immediately effective for goodwill and intangible assets acquired after June 30, 2001. Application of the provision prohibiting the amortization of goodwill is expected to result in an increase in income before income taxes of approximately $3.2 million in the year ended December 31, 2002. We will complete the required tests for impairment of goodwill during 2002. We do not currently believe our goodwill is impaired.

In October 2001, the FASB approved SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets which supercedes SFAS 121 and APB 30. SFAS 144 retains the requirements of SFAS 121 for recognition and measurement of an impairment loss on long-lived assets, and establishes a single accounting model for all long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS 144 will be effective for our fiscal year 2002. We expect the adoption of SFAS 144 will not have a significant adverse effect on our financial position or results of operations.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

Year ended December 31, 2001 compared to year ended December 31, 2000

Overview

Throughout 2001, we continued to strengthen our balance sheet and improve the efficiency of our operations. Total revenues for the year ended December 31, 2001, increased 25.9% to $1,110.3 million, from $882.2 million for 2000, primarily due to an increase in homebuilding revenues. Total contribution margin for 2001 increased 25.2% to $344.6 million from $275.2 million for 2000, primarily due to an increase in homebuilding contribution margin. Income before income taxes and extraordinary items increased 28.3% to $172.4 million in 2001, from $134.4 million for 2000. Income tax expense increased 29.9% to $68.2 million in 2001, from $52.5 million for 2000. The effective income tax rate was 39.6% and 39.0% for 2001 and 2000, respectively. For the year ended 2001, we recognized a $2.0 million (net of tax) extraordinary item related to the write-off of unamortized debt issue costs associated with the early repayment of debt in conjunction with the offering of $250 million and $100 million in senior subordinated notes. Net income increased 24.8% to $102.2 million in 2001, from $81.9 million for 2000. Our 2001 operating results contributed to a 31.3% increase in shareholders’ equity to $419.0 million at December 31, 2001. The increase in shareholders’ equity contributed to a reduction in the debt-to-total capitalization ratio to 62.0% at December 31, 2001 compared to 63.4% at December 31, 2000.

Revenues and sales

Homebuilding. Total homebuilding revenues increased 47.4% to $906.1 million for 2001 compared with $614.7 million for 2000. Single- and multi-family homebuilding revenues increased 29.2% to $492.6 million for 2001 compared with $381.2 million for 2000.

	Year ended			Year ended
	December 31, 2001			December 31, 2000

			Average			Average
Single- and multi-family homebuilding	Number	Value*	price*	Number	Value*	price*

Number of communities with active homebuilding at period end	14	—	—	15	—	—

Net new contracts	1,595	$522,612	$328	1,754	$474,713	$271

Closed sales	1,732	492,576	284	1,614	381,208	236

Ending backlog	616	265,401	431	753	235,365	313

*	Dollar amounts in thousands.

The increase in single- and multi-family homebuilding revenues is primarily attributable to a 118 unit or 7.3% increase in the number of homes closed and a 20.3% increase in the average price of homes closed to $284,000 in 2001 from $236,000 in 2000. The increase in the number of homes closed was a direct result of the larger backlog at January 1, 2001 as compared to January 1, 2000 and increased home sales in newly introduced subdivisions in our Heron Bay community and in our newly introduced master-planned communities of Tarpon Bay and Sun City Center Fort Myers. The increase in the average selling price was primarily attributable to increasing prices in our existing communities that were possible due to strong market demand, an increase in the number of higher priced units sold and an increase in the dollar amount of options and lot premiums that our home buyers selected. During 2001, our homebuyers purchased options and lot premiums valued at approximately 14.8% of the base selling price of homes sold compared to 11.8% in 2000.

Management’s discussion and analysis of financial condition and results of operations

The value of net new contracts for single- and multi-family homes increased 10.1% to $522.6 million for 2001 compared to $474.7 million for 2000. The increase in the value of net new contracts was primarily the result of a 21.0% increase in the average price of homes contracted to $328,000 for 2001 from $271,000 in 2000. The increase in the average price was the result of both price increases and sales mix factors such as location, size and product demand. The decline in the number of net new contracts to 1,595 in 2001 from 1,754 in 2000 was primarily the result of the final close out of our Jensen Beach, St. James and Parkland Isle communities and reduced sales traffic and contract activity due to travel disruption after September 11. Backlog at December 31, 2001 was $265.4 million or 12.7% higher than the $235.4 million at December 31, 2000. The increase in backlog was primarily the result of a 37.7% increase in the average sales price of homes under contract to $431,000 in 2001 compared to $313,000 in 2000.

Mid-rise and high-rise homebuilding revenues increased 77.1% to $413.5 million in 2001 compared to $233.5 million in 2000.

	Year ended		Year ended
	December 31, 2001		December 31, 2000

Mid-rise and high-rise homebuilding	Number	Value*	Number	Value*

Number of towers under construction	12	—	9	—

Net new contracts	523	$595,607	307	$401,991

Reported revenues	—	413,481	—	233,457

Ending backlog	—	472,844	—	290,718

*	Dollar amounts in thousands.

The increase in mid-rise and high-rise homebuilding revenues was attributable primarily to an increase in the number of towers that qualified for revenue recognition and an increase in the value of sold units in those towers. We delivered tower units or met the requirements for percentage-of-completion revenue recognition in 17 towers in 2001 compared to 14 towers in 2000.

The value of net new contracts for mid-rise and high-rise homebuilding increased 48.2% to $595.6 million for 2001 compared to $402.0 million for 2000. This increase in net new contracts was primarily the result of an increase in the number of towers that converted from reservation to contract during the period. Ten towers converted from reservation to contract in 2001 compared to 6 towers in 2000. Backlog at December 31, 2001 was $472.8 million or 62.6% higher than the $290.7 million at December 31, 2000. The increase in backlog was due primarily to the increased number of net new contracts and the 16.7% increase in the average price of total tower units under contract to $1.4 million in 2001 compared to $1.2 million in 2000. The increase in the average price of units under contract was primarily attributable to our focus on more expensive, luxury residential towers.

Parcel and lot. Total parcel and lot revenues decreased 63.4% to $47.9 million for 2001 compared to $130.9 million for 2000. Sales of lots decreased 62.9% to $18.9 million for 2001 compared to $50.9 million for 2000. The decrease in the lot sales was primarily due to the sell out of lots in subdivisions located in Bay Colony, Pelican Landing and Heron Bay communities which was offset by the introduction of a new lot sales program in Tiburon.

Sales of residential and commercial parcels decreased 63.8% to $29.0 million for 2001 compared to $80.0 million in 2000. Sales of residential parcels continued to decrease due to management’s decision to hold most developed and undeveloped land inventory for homebuilding purposes and the sell-out of the few residential parcels that were not designated for homebuilding, while commercial parcel sales decreased primarily as a result of fewer available parcels for sale.

Management’s discussion and analysis of financial condition and results of operations

Amenity membership and operations. Total amenity membership and operating revenues increased 6.1% to $75.3 million for 2001 compared to $71.0 million for 2000. Equity membership and marina slip sales increased 28.7% to $33.6 million for 2001 compared to $26.1 million for 2000 while membership dues and amenity services revenue decreased 6.9% to $41.8 million for 2001 compared to $44.9 million for 2000. The increase in membership sales revenue was primarily attributed to the introduction of a marina slip sales program in the Gulf Harbour community offset by a decrease in the Bay Colony Golf Club and Pelican Marsh Club which was the result of sell-out of memberships. The decrease in operating revenues was attributable primarily to turnover of the Bay Colony Golf Club to its members and the sale of the Burnt Store Marina and restaurant operations in December 2000, respectively.

Real estate services and other. Total real estate services and other revenues increased 23.5% to $81.0 million for 2001 compared to $65.6 million in 2000. Other revenues included $6.9 million and $5.8 million in gains recognized from the sale of property and equipment and equity in earnings from investments in joint ventures recorded in 2001 and 2000, respectively. The increase in real estate services and other revenues was primarily attributed to a $13.0 million increase in real estate brokerage revenues and a $2.3 million increase in the mortgage banking operations offset by a $1.0 million decrease in title and other revenues. The increase in real estate brokerage revenues was primarily attributed to establishing two new offices and increasing the overall sales force. The increase in mortgage banking revenues was primarily the result of increased home purchases and mortgage refinancings during 2001.

Costs, Expense and Contribution Margin

Homebuilding. Homebuilding cost of sales increased 40.2% to $624.6 million for 2001 compared to $445.4 million for 2000. Single- and multi-family homebuilding cost of sales increased 24.5% to $389.2 million for 2001 compared to $312.5 million for 2000. Mid- and high-rise cost of sales increased 77.1% to $235.3 million for 2001 compared to $132.9 million for 2000. Cost of sales as a percentage of revenue was 68.9% for 2001 compared to 72.5% for 2000. The 3.6% decrease in homebuilding cost of sales percentage was primarily due to the increase in the average sales price of single- and multi-family homes which resulted in higher contribution margins, and our ongoing efforts to reduce construction and land development costs and improve operating efficiencies.

Overall, homebuilding contribution margin as a percentage of revenue increased to 31.1% for 2001 compared to 27.5% for 2000. Contribution margin percentage from single- and multi-family homebuilding increased to 21.0% in 2001 from 18.0% in 2000 due primarily to a higher average sales price and reduced costs of construction and land development as a percentage of related revenue. Contribution margin percentage from mid-rise and high-rise homebuilding remained unchanged at 43.1% for 2001 and 2000.

Parcel and lot. Total costs of sales decreased to $30.2 million for 2001 compared to $59.4 million for 2000 due primarily to a decrease in total revenue for 2001. The cost of parcel and lot sales increased to 63.0% of related revenue for 2001 compared to 45.4% for 2000. The increase in cost of sales percentage and the associated decrease in contribution margin percentage was due primarily to the change in mix of parcel and lot sales closed in the respective periods.

Amenity membership and operations. The amenity cost of membership and marina slip sales decreased to $50.5 million for 2001 compared to $55.8 million for 2000 due primarily to the turnover of Bay Colony Golf Club to its members and the sale of the Burnt Store marina and restaurant operations in December 2000, respectively. The associated contribution margin increased to 32.9% for 2001 compared to 21.4% for 2000, primarily due to the introduction of a high margin marina slip sales program in the Gulf Harbour community offset by the sell-out of high margin equity memberships in the Bay Colony Golf Club.

Management’s discussion and analysis of financial condition and results of operations

Real estate services and other. The real estate services and other costs increased 30.2% to $60.4 million for 2001 compared to $46.4 million for 2000 due primarily to the costs associated with the increased volume of real estate brokerage transactions and mortgage banking operations. The associated contribution margin decreased to 25.4% for 2001 compared to 29.3% for 2000, primarily due to an increase in the proportion of lower margin real estate brokerage operations compared to the combined real estate services and other operations for 2001 compared to 2000.

Selling, general and administrative expenses, including real estate taxes. Selling, general and administrative expenses, including real estate taxes, increased to $110.5 million for 2001 compared to $89.8 million for 2000. This increase was primarily due to increased wages, benefits costs and administrative expenses associated with the increase in personnel to support our growth and increased sales and marketing expenditures related to newly introduced communities, subdivisions and towers under development. Selling, general and administrative expenses, including real estate taxes, as a percentage of revenues decreased slightly to 10.0% for 2001 compared to 10.2% for 2000.

Interest expense. Interest expense, net of capitalization, increased 21.0% to $52.5 million for 2001 compared to $43.4 million for 2000. Interest incurred increased 1.9% to $63.3 million for 2001 compared to $62.1 million for 2000. The increase in interest incurred was primarily the result of an increase in average debt outstanding offset by a decrease in our effective borrowing rate. As a percentage of total revenue, interest incurred declined to 5.7% for 2001 compared to 7.0% for 2000. Amortization of previously capitalized interest increased by $4.2 million to 1.7% of total revenue for 2001 compared to 1.6% of total revenue for 2000 due to the change in the mix of real estate sold between the two periods. Interest capitalized decreased 11.7% to $33.2 million for 2001 compared to $37.6 million in 2000 due primarily to a change in the mix of properties undergoing active development.

Year ended December 31, 2000 compared to year ended December 31, 1999

Overview

Total revenues for the year ended December 31, 2000, increased 29.5% to $882.2 million, from $681.4 million for 1999, primarily due to an increase in homebuilding revenues. Total contribution margin for 2000 increased 39.3% to $275.2 million from $197.5 million for 1999 primarily due to an increase in homebuilding contribution margin. Income before income taxes and extraordinary items increased 76.8% to $134.4 million from $76.0 million in 1999. During 1999, we recognized a tax benefit primarily due to the reversal of a previously established valuation reserve of $35.2 million. This reserve was established for built-in tax losses and net operating loss carryforwards originally purchased from Westinghouse Electric in 1995. The basis for the release of the deferred tax allowance results from improved profitability during 1999 and increasing taxable income, resulting in cumulative taxable income over the prior two years and the current year and projected future taxable income. In March 1999, $1.7 million of prepayment penalties were paid and included as an extraordinary item associated with the early retirement of the Marbella construction loan. Net income increased 2.5% to $81.9 million in 2000 from $79.9 million for 1999.

Revenues and sales

Homebuilding. Total homebuilding revenues increased 43.4% to $614.7 million for 2000 compared with $428.8 million for 1999. Single- and multi-family homebuilding revenues increased 41.3% to $381.2 million in 2000 compared with $269.7 million for 1999. The increase in single- and multi-family homebuilding revenue is primarily attributable to a 282 unit or 21.2% increase in the number of homes closed and the continuation of the trend towards delivering a greater proportion of larger, higher priced homes as seen in the 28.4% increase in the average sales price between the periods.

Management’s discussion and analysis of financial condition and results of operations

	Year ended December 31, 2000			Year ended December 31, 1999

			Average			Average
Single- and multi-family homebuilding	Number	Value*	price*	Number	Value*	price*

Number of communities with active homebuilding at period end	15	—	—	17	—	—

Net new contracts	1,754	$474,713	$271	1,346	$283,775	$211

Closed sales	1,614	381,208	236	1,332	269,720	202

Ending backlog	753	235,365	313	613	141,860	231

*	Dollar amounts in thousands.

The increase in the number of homes closed was due primarily to increased home sales in newly introduced subdivisions in our Heron Bay, West Jensen, Parkland Isles, Gulf Harbour and Waterlefe communities and in our existing master-planned communities of Pelican Sound and Tiburón.

The value of net new contracts for single- and multi-family homes increased by $190.9 million or 67.3% from 1999 to 2000. Backlog at December 31, 2000 was $235.4 million or 65.9% higher than at December 31, 1999. These increases were due primarily to strong sales at existing master-planned communities including Pelican Sound, Heron Bay and Parkland Isles, and initial sales at our Waterlefe community where we are the only homebuilder.

Mid-rise and high-rise homebuilding revenues increased 46.8% to $233.5 million in 2000 compared to $159.1 million in 1999.

	Year ended		Year ended
	December 31, 2000		December 31, 1999

Mid-rise and high-rise homebuilding	Number	Value*	Number	Value*

Number of towers under construction	9	—	11	—

Net new contracts	307	$401,991	308	$212,562

Reported revenues	—	233,457	—	159,117

Ending backlog	—	290,718	—	122,184

*	Dollar amounts in thousands.

The increase in mid-rise and high-rise homebuilding revenue was attributable to an increase in the number of towers in which we recognized revenue and an increase in the average price of these tower residences. We delivered tower units or met the requirements for percentage-of-completion revenue recognition in 14 towers in 2000 and 11 towers in 1999. We began construction of five new residential towers — Trieste, Montego, Seasons, Pointe and Siena — which met the requirement for recognizing percentage-of-completion revenue in 2000 and contributed $87.1 million in additional revenue.

The value of net new contracts for mid-rise and high-rise homebuilding increased by $189.4 million or 89.1% from 1999 to 2000. Backlog at December 31, 2000 was $290.7 million or 137.9% higher than at December 31, 1999. Both increases were primarily due to the 88.4% increase in the average price of tower units sold from $690,000 in 1999 to $1.3 million in 2000. We began taking contracts for three towers — Montenero, Caribe and Harbor Towers II — during 1999 and began taking contracts for five towers — Trieste, Montego, Seasons, Pointe and Siena — during 2000. The 249 residential units in towers introduced in 1999 had a projected sellout value of $183.3 million compared to the projected sellout value of $514.0 million for the 303 units in towers introduced in 2000.

Parcel and lot. Total parcel and lot sales revenues decreased 0.6% to $130.9 million for 2000 compared to $131.7 million for 1999. Sales of lots for 2000 increased 48.8% to $50.9 million compared to $34.2 million for 1999; residential parcel sales for 2000 increased 88.0% to $28.2

Management’s discussion and analysis of financial condition and results of operations million compared to $15.0 million for 1999 while sales of commercial parcels decreased by 37.2% to $51.8 million compared to $82.5 million for 1999. The increase in lot sales is attributable to the implementation of our program for sale of waterfront, custom home lots in our Harbour Isles community, while residential parcel sales increased as a result of the sale of land in The Colony at Pelican Landing community. Sales of commercial parcels decreased due to the sell-out of Pelican Marsh in 1999 and as a result of the reduction in sales of the MacArthur parcels which is attributable to the sell-down of this inventory of parcels.

Amenity membership and operations. Total amenity membership and operating revenues for 2000 decreased 6.9% to $71.0 million compared to $76.3 million for 1999. Equity membership revenue decreased 10.0% to $26.1 million for 2000 compared to $29.0 million for 1999 while membership dues and amenity services revenue decreased 5.1% to $44.9 million from $47.3 million. The decrease in membership revenue is attributable primarily to decreased sales at our Pelican Marsh and Gulf Harbour clubs, which were converted to equity clubs in 1999, while the decrease in operating revenues is the result of the turnover of the Deering Bay and Pelican’s Nest clubs to their members.

Real estate services and other. Total real estate services and other revenues increased 47.1% to $65.6 million for 2000 compared to revenues of $44.6 million in 1999. This increase in revenues is primarily attributable to a $26.4 million increase in real estate brokerage revenue, an increase in mortgage banking revenue of $1.9 million and a $4.5 million increase in other income from the sale of Burnt Store Marina, which was offset by the reduction of the brokerage commission received in 1999 of $13.2 million from the sale of the MacArthur properties.

Costs, expenses and contribution margin

Homebuilding. Homebuilding cost of sales increased 37.1% to $445.4 million for 2000 compared to $324.8 million for 1999. Cost of sales as a percentage of revenue was 72.5% in 2000 compared to 75.7% in 1999. This decrease in cost of sales percentage was primarily due to improved homebuilding margins relating to the increase in the average sales price of single- and multi-family as well as tower residence units.

Overall, homebuilding contribution margin as a percentage of revenue increased 3.2% to 27.5% in 2000 from 24.3% in 1999. Contribution margin percentage from single- and multi-family homebuilding increased to 18.0% in 2000 from 17.6% in 1999, due to a higher average sales price and, consequently, improved contribution margins particularly at our Pelican Sound, Harbour Isles and Tiburón communities. For our mid-rise and high-rise homebuilding products, contribution margin percentage increased to 43.1% in 2000 compared to 35.6% for 1999, as a result of a higher average selling price.

Parcel and lot. Total costs of sales decreased to $59.4 million for 2000 compared to $75.9 million for 1999 due to a decrease in total revenue for 2000. The cost of parcel and lot sales decreased to 45.4% of related revenue for 2000 compared to 57.6% for 1999. The decrease in cost of sales percentage and the associated increase in contribution margin percentage are due primarily to the change in mix of land sales. Contribution margin percentage from sales of our lots and residential parcels increased as a larger portion of these sales occurred in our high-end communities of Harbour Isles and The Colony at Pelican Landing. Contribution margin for commercial parcels improved primarily due to increased margins on the sale of the MacArthur parcels in 2000. In 1999, commercial parcel contribution margins were lower because a greater proportion of the cost of the MacArthur land portfolio purchased in March 1999 was allocated to immediately saleable parcels which closed during that year.

Amenity membership and operations. The 12.3% decrease in the cost of amenity sales to $55.8 million for 2000 compared to $63.6 million for 1999 was primarily due to a decrease in membership

Management’s discussion and analysis of financial condition and results of operations sales and operating revenues. The associated contribution margin increased to 21.4% for 2000 from 16.6% in 1999, primarily due to an increase in membership sales at our Bay Colony and Deering Bay clubs, which generate a higher margin than amenity service revenue and an increase in membership dues revenue of $4.9 million.

Real estate services and other. The 135.5% increase in real estate services and other costs to $46.4 million for 2000 compared to $19.7 million for 1999 was due to the costs associated with the increased volume of real estate brokerage transactions. Cost as a percentage of related revenues increased to 70.7% in 2000 compared to 44.2% in 1999 due primarily to the net brokerage revenue earned from the sale of the MacArthur properties in 1999 and increased overhead costs incurred in 2000 to operate our new or expanded realty brokerage, title insurance and mortgage banking offices.

Selling, general and administrative expenses, including real estate taxes. Selling, general and administrative expenses, including real estate taxes, increased to $89.8 million for 2000 compared to $72.1 million for 1999. This increase was primarily due to increased professional fees for legal and accounting services, increased sales and marketing expenditures relating to newly introduced communities under development and an increase in management incentive compensation. Selling, general and administrative expenses, including real estate taxes, decreased to 10.2% for 2000 compared to 10.6% for 1999.

Interest expense. Interest expense, net of capitalization, increased 1.9% to $43.4 million in 2000 from $42.6 million in 1999. Interest incurred increased 2.6% over the same period due to a marginal increase in our level of debt as well as a small increase in our effective borrowing rate. As a percentage of total revenue, interest incurred declined to 7.0% for 2000 compared to 8.9% for 1999. Amortization of previously capitalized interest decreased to 1.6% of total revenue for 2000 compared to 2.3% of total revenue for 1999 due to the change in the mix of real estate sold between the two years. Interest capitalized decreased 1.6% to $37.6 million for 2000 compared to $38.2 million in 1999 due to a change in the mix of properties undergoing active development.

LIQUIDITY AND CAPITAL RESOURCES

We assess our liquidity in terms of our ability to generate cash to fund our operating and investing activities. We finance our land acquisitions, land improvements, homebuilding, development and construction activities from internally generated funds, credit agreements with financial institutions and other debt. As of December 31, 2001, we had cash and cash equivalents of $58.0 million.

Net cash used in operations was $128.1 million for the year ended December 31, 2001 as compared to cash provided by operations of $28.8 million for the comparable period in the prior year. Cash flow from operations before net inventory additions, contracts receivable and mortgages held for resale improved to $203.3 million for the year ended December 31, 2001 compared to $187.4 million for the comparable period in 2000. Net inventory additions increased to $125.4 million for the year ended December 31, 2001 compared to $48.5 million in 2000. The increase in net inventory additions is primarily related to increased single- and multi-family home inventories that are under contract for delivery during the next six to nine months and, to a lesser degree, tower inventories that have not yet qualified for revenue recognition and land acquisitions. Likewise, the increase in contracts receivable of $171.0 million for 2001 compared to $110.1 million during 2000 reflects the substantial increase in the value of tower units under contract that are now being constructed and that have met the requirements for percentage of completion revenue recognition. Land acquisitions for the year ended December 31, 2001 and 2000 totaled approximately $80.7 million and $74.3 million, respectively. We expect that real estate inventories will continue to increase as we are currently negotiating and searching for additional opportunities to obtain control of land for future communities.

Management’s discussion and analysis of financial condition and results of operations

Investing activities for the year ended December 31, 2001 included $24.3 million of net additions to property and equipment compared to $2.0 million in the same period in the prior year. For the year ended December 31, 2001, cash was provided from net mortgage notes receivable collections of $8.4 million compared to $1.8 million in the same period in 2000. We anticipate cash flows used in investing activities will increase with the development of current and future amenity operations.

Financing activities provided cash of $146.3 million for the year ended December 31, 2001 compared to cash uses of $6.3 million in the same period in 2000. The net cash inflow was primarily the result of the issuance of $350 million in senior subordinated notes due February 15, 2011, proceeds from construction and other loans of $90.4 million, net of repayments totaling $287.3 million for mortgages and notes payable, revolving line of credit, subordinated notes and finance subsidiary debt.

The senior secured credit facility includes a $250 million amortizing term loan and $200 million revolving loan. The facility allows us to borrow and repay up to the maximum amount under the $200 million revolving loan subject to maintaining an adequate collateral borrowing base. The term loan requires semi-annual principal payments of $5.0 million commencing January 2002. As of December 31, 2001, we had $193.7 million available for borrowing under the senior secured credit facility and $6.3 million committed pursuant to letters of credit.

Our wholly owned finance subsidiary, Financial Resources Group, Inc. has an $18.0 million bank warehouse facility, which is payable on demand and is secured primarily by mortgage loans held for sale. The warehouse facility is not guaranteed by us. As of December 31, 2001, $18.0 million was available for borrowing under the warehouse facility.

To finance the construction of certain on-site and off-site infrastructure improvements at many of our projects, we have used community development district and improvement district bond financing. User fees and special assessments payable upon sale of the property benefited by the underlying improvements are designed to fund bond debt service, including principal and interest payments, as well as program operating and maintenance cost. Although we are not obligated directly to repay all of the outstanding bonds, we do pay a portion of the fees and assessments securing the bonds and have guaranteed debt service shortfalls of certain district bond programs. The amount of bond obligations issued with respect to our communities total $204.2 million at December 31, 2001. We have accrued $36.3 million as of December 31, 2001, as our estimate of the amount of bond obligations that we may be required to fund. We may, subject to limitations in the senior secured credit facility, use district financing to a greater extent in the future.

We released 10 towers for reservation and commenced construction on 10 towers during 2001. We intend to use construction loans and customer deposits to construct high-rise towers. After the construction loans are repaid from the proceeds of closings with buyers, remaining proceeds will be available for general use. As of December 31, 2001, we had construction loans in place for 8 towers with $51.6 million outstanding and $275.2 million of remaining undrawn commitments. We expect to begin construction on 5 towers and are scheduled to close 6 towers in 2002 which will generate significant cash flow after repayment of the related construction loans.

During the course of future operations, we plan to acquire developed and undeveloped land, which will be used in the homebuilding, tower and amenities lines of business. As of December 31, 2001, we had contracts or options aggregating $106.5 million, including deposits of $2.6 million, to acquire approximately 1,900 acres of land that are expected to yield approximately 3,900 residential units. Payments of approximately $72.0 million are expected to be made during 2002 with the balance paid in future years. We will incur land development costs for improving overall community infrastructure such as water, sewer, streets and landscaping and for developing the amenity packages such as golf

Management’s discussion and analysis of financial condition and results of operations courses, marinas and club facilities. A significant portion of these costs are incurred in the initial phases of a project. We recently commenced development of two new projects, Sun City Center Ft. Myers and Tarpon Bay and expect to commence development of two other communities this year, Evergrene and Tuscany Reserve, where we anticipate closings to start in 2003.

Our real estate development is dependent upon the availability of funds to finance current and future development. We plan to continue to grow and expect to fund this growth through the generation of cash flow from operations, from the availability of funds under our credit facilities, from new construction loans and from future debt and equity offerings. We believe we have adequate resources and sufficient credit facilities to satisfy our current and reasonably anticipated future requirements to acquire capital assets and land, to develop land improvements and construction activities and to meet any other needs of our business, both on a short- and long-term basis. If we do not have sufficient capital resources to fund our development and expansion, projects may be delayed, resulting in possible adverse effects on our results of operations. No assurance can be given as to the terms, availability or cost of any future financing we may need. If we are at any time unable to service our debt, refinancing or obtaining additional financing may be required and may not be available or available on terms acceptable to us. Furthermore, as a result of the events of September 11, 2001, considerable economic and political uncertainties could have adverse effects on consumer buying behavior, construction costs, availability of labor and materials and other factors affecting us and the homebuilding industry generally.

We selectively enter into business relationships through the form of partnerships and joint ventures with unrelated third parties. These partnerships and joint ventures are utilized to acquire, develop, market and operate homebuilding, amenities and real estate services projects. We do not consolidate partnerships and joint ventures where unanimous consent by both partners is required for making major decisions, and where we do not have control, directly or indirectly, over major decisions. In connection with the operation of these partnerships and joint ventures, the partners may agree to make additional cash contributions. We believe that future contributions, if required, will not have a significant impact to our liquidity or financial position. If we fail to make required contributions, we may lose some or all of our interest in such partnerships or joint ventures. At December 31, 2001, none of these partnerships or joint ventures had outstanding debt. However, the partners may agree to incur debt to fund partnership and joint venture operations in the future.

Management’s discussion and analysis of financial condition and results of operations

SEASONALITY

We have historically experienced, and in the future expect to continue to experience variability in our results on a quarterly basis. A substantial percentage of our homes are targeted towards retirement and second home buyers who frequently prefer to take ownership of their homes during the fall. Therefore, although new home contracts are obtained throughout the year, a significant portion of our single- and multi-family home closings occur during the fourth calendar quarter. Our revenue therefore may fluctuate significantly on a quarterly basis and we must maintain sufficient liquidity to meet short-term operating requirements. The following chart describes quarterly fluctuations of our revenue, contribution margin, net income and single-and multi-family homebuilding closings for the years 2001 and 2000:

	2001

	1st	Percentage	2nd	Percentage	3rd	Percentage	4th	Percentage
	Quarter	of Total	Quarter	of Total	Quarter	of Total	Quarter	of Total	Total

	(in thousands)

Revenue	$196,959	17.7%	$234,820	21.2%	$271,767	24.5%	$406,737	36.6%	$1,110,283

Contribution margin	58,691	17.0	71,722	20.8	86,835	25.2	127,387	37.0	344,635

Net income	9,064	8.9	18,626	18.2	26,386	25.8	48,159	47.1	102,235

Single- and multi-family homebuilding closings	238	13.7	369	21.3	387	22.4	738	42.6	1,732

	2000

	1st	Percentage	2nd	Percentage	3rd	Percentage	4th	Percentage
	Quarter	of Total	Quarter	of Total	Quarter	of Total	Quarter	of Total	Total

	(in thousands)

Revenue	$140,062	15.9%	$162,442	18.4%	$184,271	20.9%	$395,377	44.8%	$882,152

Contribution margin	44,235	16.1	54,078	19.6	48,903	17.8	128,002	46.5	275,218

Net income	9,696	11.8	13,676	16.7	11,118	13.6	47,451	57.9	81,941

Single- and multi-family homebuilding closings	216	13.3	272	16.9	331	20.5	795	49.3	1,614

Management’s discussion and analysis of financial condition and results of operations

INFLATION

Our costs of operations may be impacted by inflation as the strength of the current economic environment places upward pressure on the cost of labor and materials. In addition, certain raw materials used by us in our homebuilding operations are susceptible to commodity price increases. Unless these cost increases are passed on to customers through increased home and service prices, our operating margins may be reduced. In addition, in times of inflation, the reduced availability of attractive mortgage financing for purchasers of our homes may have an adverse effect on sales. If interest rates increase, construction and financing costs, as well as the cost of borrowings, also would increase, which can result in lower operating margins. Increases in interest rates also may affect adversely the volume of mortgage loan originations.

The volatility of interest rates could have an adverse effect on our future operations and liquidity. Among other things, these conditions may affect adversely the demand for housing and the availability of mortgage financing and may reduce the credit facilities offered to us by banks, investment bankers and mortgage bankers.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to interest rate risk on the variable rate portion of our debt. We hedge a portion of our exposure to changes in interest rates by entering into interest rate swap agreements to lock in a fixed interest rate.

The following table sets forth, as of December 31, 2001, our debt obligations, principal cash flows by scheduled maturity, weighted average interest rates and estimated fair market value. In addition, the table sets forth the notional amounts and weighted average interest rates of our interest rate swaps.

								FMV at
	2002	2003	2004	2005	2006	Thereafter	Total	12/31/01

	(in thousands)

Debt:

Fixed rate	$—	$—	$—	$—	$—	$350,000	$350,000	$361,375

Average interest rate	—	—	—	—	—	10.63%	10.63%

Variable rate	$30,860	$41,558	$255,257		$—	—	$327,675	$327,675

Average interest rate	4.63%	4.71%	4.81%	—	—	—	4.68%

Interest rate swaps:

Variable to fixed	$160,000	$40,000	$50,000	—	$—	—	$250,000	$(4,001)

Average pay rate	5.62%	5.70%	5.68%	—	—	—	5.65%

Average receive rate	*	*	*	*	*	*	*

*  90-Day Libor

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GENERAL

We are a fully integrated homebuilding and real estate services company with over 50 years of experience in the design, construction and operation of leisure-oriented, amenity-rich master-planned communities. We offer a full complement of products and services to enhance our customers’ lifestyles and increase our recurring revenues. Like traditional homebuilding companies, we design, sell and build single- and multi-family homes serving move-up, pre-retirement and retirement home buyers. Unlike our traditional homebuilding competitors, we also design, sell and build luxury residential towers targeting affluent, leisure-oriented home purchasers. We have developed master-planned communities where today there are over 150,000 residents who enjoy lifestyle amenities like award-winning golf courses, country clubs, deep-water marinas, tennis and recreational facilities, luxury hotels, upscale shopping and a variety of restaurants. Our master-planned communities offer a wide range of residential products from moderately priced homes to higher priced semi-custom, single- and multi-family homes and luxury residential towers.

Our master-planned communities are in Florida, a highly sought-after retirement and leisure-oriented home destination, and one of the nation’s fastest growing economies. Our communities are located in prime locations on Florida’s gulf coast near Marco Island, Naples, Ft. Myers, Sarasota and Tampa, and on the east coast near Ft. Lauderdale, Miami, Palm Coast and Palm Beach. We believe we are well-positioned to take advantage of favorable demographic trends, including the aging of the “baby boom” generation, as well as the overall strength of the Florida economy and real estate market. Furthermore, the United States Census Bureau predicts that Florida will experience one of the largest total increases in population in the United States over the next ten years.

As of December 31, 2001, we had 34 master-planned communities under development. We expect these master-planned communities to contain 612 holes of golf, over 1,000 marina slips and various country clubs, tennis and recreational facilities and other amenities. In total, we control over 15,500 acres of land, where we plan to develop up to 28,200 future residences.

Our revenues, EBIT, net income and EBIT margin were $1,110.3 million, $224.9 million, $102.2 million and 20.3%, respectively, for the year ended December 31, 2001 as compared to $882.2 million, $177.8 million, $81.9 million and 20.2%, respectively, for the year ended December 31, 2000. Over the five year period ended December 31, 2001, our revenues and EBIT increased at compounded annual growth rates of 38.3% and 40.3%, respectively.

As of December 31, 2001, we had homebuilding contract backlog of $738.2 million, a 40.3% increase from $526.1 million as of December 31, 2000.

Our business lines include homebuilding, amenities operations, real estate services and parcel and lot sales, each of which contributes to our profitability.

OUR OPERATIONS

We typically begin a master-planned community by purchasing undeveloped or partially developed real estate. We then construct infrastructure improvements and build amenities in accordance with our development permits. Following completion of these improvements and the building of the amenities, we build a full range of homes for sale to primary, second and retirement home buyers. In certain situations, we elect to sell parcels and lots to third party builders or end users.

As part of our marketing strategy, we target primary, second and retirement homebuyers for most of our communities. To reach these customers we use national and international marketing campaigns

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and local, point of purchase advertising and sales programs. Our national marketing efforts employ a proprietary database marketing system that maintains contact with the thousands of new prospects generated annually by our focused national advertising. This program has been enhanced by the integration of ongoing e-commerce initiatives that have increased the flow of qualified customers to our communities. We manage our marketing efforts through our in-house creative and production teams. We believe that these efforts contribute to a higher-than-average conversion rate of prospective customers to homebuyers.

We profit from the efficiencies created by our integrated delivery of all aspects of community development, including community design, land development, homebuilding, parcel and lot sales, amenities operations and real estate services businesses. See “— Our Homebuilding Activities,” “— Amenities Development and Operation,” “— Parcel and Lot Sales” and “— Other Real Estate Services Businesses” for an explanation of these operations and services. We believe that this integrated approach reduces risk as it provides us with greater control over our costs and provides us with recurring amenities and services revenues.

BUSINESS STRATEGY

Among the fifteen largest public homebuilding companies as measured by market capitalization, we currently generate the highest margins, with a 20.3% EBIT margin for the year ended December 31, 2001, as compared with an industry average EBIT margin of 12.1% for the last four fiscal quarters reported by these companies.

We seek to maintain our high margins by focusing on the following key elements of our business strategy:

†	Continue to implement a vertically integrated business model. By serving as the master developer of our communities, and by retaining control of operations like amenities and real estate services, we believe we can ensure a high level of quality and generate greater returns than our competitors. We acquire and develop the land in our communities, construct the residences, design, build and operate the amenities in many of our communities and otherwise control all aspects of the planning, design, development, construction and operation of our communities. Unlike most homebuilders, we design and operate our amenities on a profitable basis, which provides us with recurring revenue streams, which may continue after all of the homes in the community have been sold. In addition, we expect to expand our real estate brokerage, title insurance, mortgage banking and property management operations to enhance our position as an integrated single-source provider of residential products and services.

†	Capitalize on favorable demographic trends and the overall strength of the Florida economy. We expect to benefit from favorable demographic and economic trends resulting in a rapid expansion of our affluent target customer base. Those trends include:

†	the aging of the “baby boom” generation and the growing generational wealth transfer, which we believe has, and will continue to, significantly increase demand for high quality master-planned pre-retirement communities;

†	the increasing affluence of pre-retirement and retirement-aged purchasers of our products and services;

†	the continued high population growth in Florida resulting in part from increasing numbers of people choosing Florida for retirement or second home purchases; and

†	the strength of the Florida economy, which is expanding at a higher and more consistent rate than the nation as a whole.

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†	Continue to opportunistically acquire and profitably develop an attractive Florida land inventory. We believe that our expertise in development and our in-depth market knowledge enables us to successfully identify attractive land acquisition opportunities, efficiently manage the land’s development, and maximize the land’s value. Through this process, we believe we create significant value, and provide the foundation for future margin strength. We typically target land purchases that are located in existing resort, urban or highly sought after markets for affluent home buyers. As of December 31, 2001, we controlled over 15,500 acres of land in highly sought-after Florida coastal markets.

†	Expand strategic partnerships and further develop product branding. We will continue to selectively enter into business relationships with highly regarded partners, as we have done in the past with The Ritz-Carlton and Hyatt hotels and professional golfers such as Raymond Floyd and Greg Norman. We believe that partnering with premium brands such as these adds value to our affiliated residences and amenities. We expect to generate incremental profits from these relationships from marketing fees, construction fees, development fees and golf course management fees. In addition, we seek to grow the name brand recognition of WCI Communities products and services.

†	Export our successful business model to other markets. We expect to selectively take advantage of attractive opportunities to grow outside of Florida and believe that several of our businesses would be well suited to be exported to new markets. We believe that we can benefit from our expertise in developing master-planned resort oriented communities and luxury residential towers by expanding to resort and urban locations. Our relationships with national brands such as The Ritz-Carlton should help facilitate our expansion into markets outside of Florida.

OUR HOMEBUILDING ACTIVITIES

We believe the breadth of our homebuilding activities and the scope of our target market distinguish us from our competitors and position us to take advantage of favorable regional and national demographic and income trends. Like traditional homebuilding companies, we design, sell and build single- and multi-family homes serving primary, second and retirement home buyers. Homes range from approximately 1,100 square feet to 8,000 square feet and are priced from $100,000 to $3.9 million, with an average sales price for the year ended December 31, 2001 of $328,000. We build most of these homes within our master-planned communities, where we create attractive amenities through affiliations with hotel operators and golf course designers like The Ritz-Carlton, Raymond Floyd and Greg Norman. We believe that this approach increases the value of our homes and communities and helps us attract affluent purchasers.

Unlike our traditional homebuilding competitors, we also design, sell and build luxury residential towers targeted to affluent, leisure-oriented home purchasers. Residences in our towers range from approximately 900 square feet to 13,500 square feet and are priced from $100,000 to over $10 million, with an average sales price for the year ended December 31, 2001 of $1,139,000. Since 1988, we have built or have under construction 2,139 tower residences, of which 1,882 residences have been sold. Our towers have ranged in size from six to 22 stories and have included 26 to 133 residences. Our sales contracts for these towers require substantial non-refundable cash deposits, generally ranging from 20% to 30% of the purchase price, and we typically do not start construction of towers until there are sufficient pre-sales to cover the majority of the costs to construct the towers.

For the year ended December 31, 2001, homebuilding revenues were $906.1 million, which accounted for 81.6% of total revenues.

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Single- and multi-family homes

Design. We employ an award-winning in-house design group comprised of experienced architects and computer-assisted design technicians. Our product design experience along with our land planning expertise has enhanced our ability to charge view premiums for homes located on waterfront, conservation and golf course sites within our communities. Our design expertise has also provided us with the flexibility to respond to changing consumer demands as determined through our customer surveys and focus groups. The information gathered through these surveys and focus groups will continue to serve as the model for the development of our new products.

Sales. We maintain large sales centers with community scale models and lifestyle and home demonstration displays. The sales centers are staffed with licensed professionals who are employees of WCI. We also maintain professionally decorated model homes, which demonstrate the benefits and features of our products and the community lifestyles.

Sales associates initiate the contracting process with home buyers and collect deposits from customers. Customers are then directed to our affiliated mortgage banking company to complete financing arrangements, if required. Largely due to the affluence of many of our luxury and second home purchasers, we believe that we complete more cash transactions with customers than is typical in the industry.

We maintain and carefully manage an inventory both of homes that are available immediately or within a few months and of homes built to order. For homes that are built to order or selected from inventory at an early stage of construction, we offer customers a wide selection of standard options and upgrades to finish their homes. We also allow customization of the structural design in many of our product lines through our in-house design group. In addition, we offer design studios staffed with professional designers where the many options and upgrades available to purchasers of our products are displayed and demonstrated prior to incorporation into a home. Finally, home closings are typically conducted through our title agency companies.

Construction. We typically act as the general contractor in the construction of single- and multi-family residences. Our employees provide purchasing and quality assurance for, and construction management of, the homes we build, while the material and labor components of our houses are provided by subcontractors. Our construction techniques are consistent with local market practices and generally consist of concrete block exterior walls covered with a painted stucco finish and engineered truss roofs covered with shingles or tile. We comply in all material respects with local and state building codes, including Florida’s stringent hurricane and energy efficiency regulations. Depending upon the size and complexity of a home’s design, our construction time ranges from about 90 to 300 calendar days for our single-family homes and up to 250 calendar days for our multi-family homes.

Accounting. We recognize revenue under the completed contract method. The related profit is recognized when collectibility of the sales price is reasonably assured and the earnings process is virtually complete. The earnings process is normally considered complete when title has passed to the buyer, we are not obligated to perform significant additional activities after sale and delivery and there are no contingencies allowing the customer to require a refund. When a sale does not meet the requirements for income recognition, profit is deferred until the requirements are met and the related sold inventory is classified as completed inventory.

Mid-rise and high-rise tower residences

General. We expect our tower development business to continue to be a significant component of our future growth. For over 50 years, we have entitled and developed premium tower sites for residential development. Before 1987, we elected to sell entitled, and in many cases developed, sites to third party developers who constructed tower residences on the sites acquired from us. In 1987, we, in a joint

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venture, constructed a high-rise tower adjacent to the beach in our Bay Colony community. Known as the Contessa, the high-rise was completed and sold out in 1990. The Carlysle, our second high-rise, also located adjacent to the beach in Bay Colony, was completed and sold out in 1992. Through December 31, 2001, we have successfully designed, marketed, completed construction and delivered 21 towers totaling 1,387 residences, which have generated revenues of approximately $1.04 billion and have sold at an average price of $750,000 per residence. In addition, we had twelve residential towers containing 739 residences under construction, and 13 residential units not yet delivered in three recently completed towers at December 31, 2001.

Design. We commence the design and planning of towers by conducting extensive research relating to the market, customer base, product requirements, pricing and absorption. Our research effort is directed by dedicated project managers specializing in the development of towers. Based on the results of this research, we organize an experienced team of architects, engineers and specialty consultants under the leadership of the project manager to create the design of the mid-rise or high-rise tower. We also contract for the services of an experienced third party general contractor during the early stages of design to assist in design, engineering and the estimation of construction costs.

Sales. Once schematic design and design development for a mid-rise or high-rise tower has been completed and its construction costs have been estimated, marketing of the residences commences. Brochures, scaled architectural models, walk-in kitchen and bathroom models and other marketing materials are used to assist community representatives in explaining and demonstrating the residences to be built. Often, computer videos are developed which integrate three dimensional computer assisted design drawings of the interior and exterior elevations of the towers with video of the site and its surroundings, which may include beaches, golf courses and bodies of water. These videos provide a “virtual tour” that is extremely useful for pre-selling our residences.

Unless we elect to register a tower with the U.S. Department of Housing and Urban Development, Federal and Florida law generally require that condominiums be completed and closed to a consumer within 24 months following a consumer’s execution of a purchase contract. In these cases, because construction of towers typically takes 15 to 22 months, it is necessary to engage in extensive pre-selling activities prior to commencement of construction. Pre-selling ensures that the completion of the construction of a tower coincides with the substantial sell out of the tower and the compliance with statutory requirements relating to the timing of condominium delivery to the consumer. To facilitate our pre-sales process, we engage in a “reservation” selling process by which buyers select specific residences, sign a reservation agreement and pay a refundable deposit. Once a sufficient number of residences are “reserved” indicating substantial consumer acceptance, reservations are converted to contracts and the customer’s deposit becomes nonrefundable after a 15-day rescission period under Florida law.

Generally, construction is not commenced until a majority of units are under firm contracts. For towers that take more than 18 months to build, we will generally collect from each purchaser a deposit equaling 30% of a residence purchase price to cover a portion of estimated construction costs. For towers that take less than 18 months to build, generally a 20% deposit is collected. Our experience has been that over 98% of the contracts for which nonrefundable deposits have been collected by us close upon the completion of the tower. Once construction is completed, closings of sold residences usually occur within one month, at which time we are paid the balance of the purchase price for the residences sold.

Construction. We hire experienced and bonded third party general contractors specializing in the construction of towers to construct these buildings. Typically, we negotiate a guaranteed maximum price with these contractors for the construction and delivery of completed towers. By hiring experienced general contractors to construct our towers, we mitigate many of the risks associated with

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the construction of these structures. As the developer of the towers that we build, we manage the entire process from planning and closing of completed residences to turnover of the condominium association to residents.

Financing. We generally obtain separate construction financing for our tower projects. A lender typically provides a construction loan when the value of sales contracts on a project is sufficient to cover a substantial portion of the cost of the project’s construction. Buyers typically provide deposits equal to 20% to 30% of the purchase price of their residence. Under Florida law, a portion of the deposit representing 10% of the purchase price must be deposited into an escrow account, unless we have provided a letter of credit or a surety bond. Any amount of the down payment in excess of this 10% may be used to fund construction. We then generally seek a construction loan commitment to cover remaining construction costs, based on the number of residences sold at the time of the commitment. To the extent that we sell additional residences during the course of construction, subsequent deposits may also be utilized to fund construction, resulting in a lower amount outstanding under the construction loan than originally committed. We have developed a financing concept with banks to bundle multiple high-rise projects in a single construction loan facility.

Accounting. Revenue for tower residences is recognized on the percentage-of-completion accounting method. Revenue is recorded when construction is beyond a preliminary stage, the buyer is committed to the extent of being unable to require a refund of a significant deposit except for nondelivery of the residence, a majority of residences have been contracted and costs can be reasonably estimated. Any amounts due from sales recognized are recorded as contracts receivable. After the initial closing of the residences, revenue and related costs for the remaining residences are recorded at closing.

A portion of each sales commission is paid after the tower is under construction at the time a customer enters into a sales contract, with the balance paid at closing. Sales commissions are expensed as a component of the cost of mid-rise and high-rise revenue. Marketing expenditures related to tower developments are expensed as incurred.

AMENITIES DEVELOPMENT AND OPERATION

General. The provision of amenities, like championship golf courses with clubhouses, fitness, tennis and recreational facilities, guest lodging, marinas and a variety of restaurants, is central to our mission to deliver high quality residential lifestyles. To ensure that the amenities in our communities are designed, constructed and operated at a level of quality consistent with the residences that we build, we have established an amenities development and operations group. Although many of the amenities facilities that we currently own or manage were constructed by various unaffiliated community developers from which we purchased ownership, we have developed the amenities of several communities, including those at Walden Lake Polo and Country Club, Gulf Harbour Yacht and Country Club, The Estates at Bay Colony Golf Club, Pelican Marsh Golf and Country Club, Gateway Golf and Country Club, Tiburón Naples Golf Club, Pelican Sound Golf and River Club, The Colony Golf and Bay Club, Waterlefe Golf and River Club, Tarpon Cove Yacht and Racquet Club, Jupiter Yacht Club, the Raptor Bay Golf Club and Pelican Nest Golf Club at Pelican Landing and have worked with noted amenities designers, particularly golf course architects, to enhance the marketability of our amenities and, thereby, our communities.

Ownership. Amenities at our communities are owned by either community residents or non-residents in equity membership programs, or by unaffiliated third parties, or retained by us. In newly developed or acquired communities, ownership of the amenities is structured to cater to the preferences and expectations of community residents.

Due to the high costs of entry at equity clubs, we have found that in communities offering homes at lower price points, residents often prefer non-equity membership programs, which require lower

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initiation fees, but higher annual dues. Since residents’ preferences change over time, we may choose to sell the ownership and operation of the amenities to a resident group on an equity basis.

An alternative to non-equity programs, bundled home and amenities membership structures allow home buyers in moderately priced communities to receive club memberships bundled with their home purchase. In these cases, the amenities are owned and operated by the community homeowners association.

In communities offering higher-priced homes, all or a select group of residents own the golf and other amenities assets on a full equity basis. The conveyance of amenities assets to residents is accomplished through an equity subscription and sales process at an established price. These equity ownership offerings are usually completed in two to six years, depending upon the pace of residential build-out in the community.

Operation. In communities with bundled or equity ownerships, we typically enter into an operating agreement with the association or club entity which holds title to the facilities. The operating agreements generally provide that we will continue to control, manage and operate the amenities’ facilities until substantially all of the homes in the community, in the case of bundled ownership, or all of the resident equity ownership interests, in the case of equity ownership, have been sold. During this period, we generally receive the net profits, and incur any losses, of the amenities business.

Accounting. Revenues from amenities operations include membership dues and charges for services provided. Dues from members are recorded as deferred revenues when collected and are recognized as revenues over the membership term. Revenues for services are recorded when the service is provided. Costs of amenities operations are recorded as incurred.

Revenues from sales of equity memberships are recorded when the collectibility of the sales price is reasonably certain, costs can be reasonably estimated and the earnings process is complete. Revenues for the sale of non-equity membership initiation fees are included in revenue over the estimated period of member benefits. The amount of non-equity membership initiation fees collected in excess of the cumulative amount recorded as revenue is reflected as deferred revenue.

OTHER REAL ESTATE SERVICES BUSINESSES

Resale brokerage

Prudential Florida WCI Realty. On June 10, 1999, Watermark Realty, Inc., a wholly owned subsidiary of WCI, entered into a six-year franchise agreement with Prudential Real Estates Affiliates, Inc. This agreement, as subsequently amended, allows us to provide exclusive residential brokerage services as Prudential Florida WCI Realty in six geographic areas across eight counties in Florida. The exclusive franchise areas are in Broward, Charlotte, Hillsborough, Manatee, Lee, Collier, Dade and Palm Beach Counties. To maintain this exclusive arrangement we must substantially grow our market share in each of these exclusive areas during the six-year franchise period. As consideration under the agreement, we pay Prudential a royalty based on gross commission revenue on a monthly basis. At December 31, 2001, we had 23 offices, 105 employees and over 1,000 sales agents.

WCI Realty, Inc. WCI Realty, Inc. provides new home and certain resale brokerage services. At December 31, 2001, WCI Realty, Inc. had 24 offices and 133 employees.

Title insurance

First Fidelity Title, Inc. First Fidelity Title, Inc. provides title insurance and closing services to our customers. First Fidelity underwrites its policies on behalf of large national title insurers and derives its revenues from three sources: fees paid to it for title insurance provided to our customers, third party residential closings and commercial closings. First Fidelity has a significant third party customer base. At December 31, 2001, First Fidelity had 7 offices and 58 employees.

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Mortgage banking

Financial Resources Group, Inc. Financial Resources Group, Inc. provides residential mortgage banking services to our buyers, as well as third party homebuyers. Financial Resources Group originates home mortgages which are subsequently sold to mortgage investors. The sale of these mortgages are at prices established in commitments obtained from mortgage investors prior to the time the mortgages are originated. At December 31, 2001, Financial Resources Group had 57 employees in 6 offices located in Naples, Coral Springs, Coral Gables, Palm Beach Gardens, Bonita Springs and Sun City Center. In October of 2001, Financial Resources Group began funding loans through an $18 million warehouse line from Comerica.

Property management

WCI Communities Management, Inc. We provide management services to our master-planned community developments and oversee the business affairs of over 71 condominium and homeowners’ associations and 14 community master associations encompassing over 12,000 residences throughout Florida. The management companies derive their revenue from two primary sources: monthly flat fees received for managing homeowner, master and condominium associations and a management fee equal to 4% of the expenses paid to third party services providers at the Kings Point community in Sun City Center. The services provided by the management companies include security, common area maintenance and insurance policy administration. The companies operate nine regional and community offices located in Collier, Lee, Broward, Palm Beach, Dade and Hillsborough counties, with headquarters located in Bonita Springs, Florida. At December 31, 2001, our property management operations had 226 employees.

Development services

Our development services business derives fee-based income from the supervision of major commercial projects. For a nominal increase in overhead, this business allows us to apply the expertise we have gained directing large-scale real estate projects.

We provide various services for the property owner during both the design and construction phases of a project. We manage, coordinate and supervise each step in the development process. During the design phase we consult on all project aspects from obtaining zoning approvals, to selection of the design team, to managing the design process. We then develop project budgets and schedules and assist in selecting the general contractor. During construction, we act as the owner’s representative to oversee the general contractor.

To date we have provided this service for The Ritz-Carlton Hotels unit of the Host Marriott Corporation and Hyatt Hotels Corporation. It is our intent to expand this business to serve other customers that have a need for high-quality project management, but do not wish to create their own in-house support organization. As we acquire additional properties, we anticipate creating new opportunities for this division to support construction of hotels and other resort-related projects included at new locations.

PARCEL AND LOT SALES

We leverage our expertise and experience in master-planning by strategically selling lots and parcels at premium prices within our communities for construction of products we do not wish to build. This enables us to create a more well-rounded community by selling parcels and lots to developers who will construct commercial, industrial and rental properties, which we ordinarily do not develop. We sometimes sell selected lots directly to buyers for the design and construction of large custom homes.

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MARKETING

Targeting move-up, retirement and affluent second home buyers, we have been developing and executing award-winning, multi-media marketing plans for our homes and communities for more than 50 years. We employ an experienced staff of copywriters, creative art directors and graphic designers who are responsible for the design and development of most of our marketing materials and advertising messages, including newspaper and magazine print, direct mail and billboards.

We believe our proprietary marketing systems and the depth of experience of our marketing group create an increased number of selling opportunities for us and has generally enhanced our marketing presence and brand recognition. Our marketing program reaches prospective purchasers, locally, regionally, nationally and internationally through advertisements placed in demographic specific periodicals and other media. Our Internet website displays a comprehensive review of each of our communities including locations, promotions, amenities, calendars of activities, lifestyle testimonials, product floorplans, elevations and views of most of the homes we build. The advertisements and website include response mechanisms, like a coupon, automatic e-mail or toll-free number, by which a prospective purchaser may request additional information about our housing products. When a prospective purchaser responds to one of our advertisements or at our website, purchaser-specific information is entered into our database creating a personalized customer record, which is used to record every interaction we have with this purchaser.

As a prospective purchaser’s interest in our products and communities evolves, we individualize our marketing program by tailoring direct mail, regular e-mail and telephone follow-up that will apprise the prospective purchaser of relevant activities, developments and products being offered. Through the process, we are able to collect a wide range of demographic and psychographic data about prospective purchasers, including home product preferences, hobby and recreational interests and the motivation for, and urgency of, the decision to purchase a home, which provides us with valuable information that we utilize to improve our target marketing success rate. Our targeted marketing allows us to develop a relationship with prospective purchasers, tending to predispose them toward visits to our communities during their home shopping or vacation trips to Florida. Some prospective purchasers may receive over 15 direct mail or telephone contacts a year from us. As of December 31, 2001, our database contained records of approximately 176,000 prospective purchasers qualified by age and income that had expressed an interest in purchasing a home in Florida.

We believe that our relationship and database marketing results in the efficient use of expenditures. The relative success and productivity of each of our marketing programs is measured to determine which programs yield the most qualified leads, prospects and customers per dollar spent. The results of these measurements are the primary determining factors for where future marketing expenditures will be directed. In addition, our database is a source of ongoing customer research, which influences our homebuilding design and the type and price range of the amenities to be integrated within our master-planned communities.

OUR COMMUNITIES

We have communities under development in eleven Florida counties including Collier County and Lee County on the west coast between Marco Island and Ft. Myers; Hillsborough County near Tampa; Sarasota County and Manatee County on the west coast near Sarasota; Dade County, Broward County, Palm Beach County, Martin County and St. Lucie County on the east coast encompassing much of Miami, Ft. Lauderdale, Boca Raton and West Palm Beach; and Flagler County on the east coast between St. Augustine and Daytona Beach. The following map of Florida highlights the eleven counties where we own or have the right to purchase property.

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The following table sets forth information about our communities, including remaining acres, remaining entitled units and remaining number of tower sites.

Our communities

As of December 31, 2001

				Approximate	Number of
		Approximate	Approximate	remaining	remaining
	Number of	total	remaining	entitled	tower
Region	communities	acres	acres	units(5)	sites

Southwest Florida(1)	20	14,500	6,400	10,200	31

Southeast Florida(2)	6	19,900	2,800	5,900	2

Central Florida(3)	5	8,650	3,500	6,900	1

Palm Beach Florida(4)	11	14,950	2,800	5,200	14

Total	42	58,000	15,500	28,200	48

(1) Southwest Region includes Collier and Lee Counties.

(2) Southeast Region includes Broward and Miami-Dade Counties.

(3) Central Region includes Manatee, Hillsborough and Sarasota Counties.

(4)	Palm Beach Region includes Flagler, Palm Beach, Martin and St. Lucie Counties.

(5)	Entitlement is the approval to develop the property for the specific planned use under state and local planning laws. The number of entitled residences shown in the table above represents the maximum number of units expected to be allowed under such approvals. We usually build fewer than the maximum number of entitled units. Units are comprised of single- and multi-family homes as well as mid-rise and high-rise residences.

Unless otherwise specified, the following descriptions of our communities set forth information as of December 31, 2001. Estimated selling prices of our homes set forth below are subject to change.

Collier County

Pelican Bay. Pelican Bay exemplifies our vision, talent and experience as a developer of master-planned communities. It was awarded the Urban Land Institute’s Award of Distinction in 1995. Located on approximately 1,856 acres fronting the Gulf of Mexico, Pelican Bay was designed and permitted to preserve a 570-acre mangrove estuary between the community and the beachfront in the early 1970s. Miles of boardwalks were constructed over the mangroves to access the beach by using a construction technique in which no machinery disturbed the mangrove floor. The community homeowner’s association provides tram service over the boardwalks and has educated buyers and residents about the ecological value of the estuary.

The master plan for Pelican Bay encompasses over 6,000 residences priced from $132,000 to $4.3 million in a mix of single- and multi-family homes and tower residences. Our final tower, the Montenero, was completed and closings began in August, 2001, and offered 133 two- and three-bedroom and penthouse residences ranging from 2,675 to 6,940 square feet priced from $500,000 to $4.0 million. Amenities include a 27-hole private golf club, a 100,000 square foot, 1,500-seat cultural and arts center, 33 acres of parks, a small hotel and two luxury resorts, The Ritz-Carlton Naples and the Registry Resort Hotel.

Pelican Bay has approximately 800,000 square feet of office and commercial space located at the north and south ends of the community. The south commercial area is anchored by a 240,000 square foot specialty shopping center, which includes Saks Fifth Avenue, Jacobsons, 50 retail boutiques and three restaurants. The south commercial area also includes a Barnes & Noble bookstore, banks and several multi-story office buildings. The north commercial area includes a 140,000 square foot neighborhood

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center with a grocery, small retail shops and restaurants, a 65,000 square foot office building and the Pelican Bay Financial Center that we built in 1995.

We have also created a master community association for Pelican Bay, to which all homeowners belong and which manages the boardwalks and associated tram service, beachside restaurants and pavilions, neighborhood parks and tennis facilities. The community also contains public facilities, including a fire station, police station, library and church.

Bay Colony. Approximately 245 acres, Bay Colony, a luxury gated residential enclave, anchors Pelican Bay’s northwest corner. The residential mix includes single- and multi-family estates, villas and tower residences priced from $711,000 to $10.0 million, most of which we designed and built. We are currently constructing our final tower in Bay Colony, Trieste, which is scheduled for occupancy in 2002. This tower offers 106 three- and four-bedroom and penthouse residences ranging from 3,415 to 7,500 square feet priced from $1.2 million to $7.1 million. Bay Colony includes a private beach club with formal and casual dining, a swimming pool and a tennis club. Bay Colony residents also belong to the Pelican Bay community association and have the opportunity to join the Bay Colony Golf Club and the Pelican Isle Yacht Club.

Pelican Marsh. Pelican Marsh, excluding The Estates at Bay Colony Golf Club, is located on 1,326 acres immediately northeast of Pelican Bay and includes a residential mix of coach homes, carriage homes, mid-rise residences, detached villas and custom single- and multi-family homes ranging in price from $120,000 to $2.2 million. Amenities include an 18-hole championship golf course designed by Robert von Hagge, which was the home to the 2000 and 2001 Naples Senior Professional Golf Association tournament, with an accompanying 35,384 square foot clubhouse and pro shop, a community center offering fitness classes and lifestyle seminars, a sports complex offering basketball and tennis, a playground and beach access via a water shuttle. Pelican Marsh is home to Cocohatchee Strand, a nature preserve for which we have received several awards for environmental preservation.

The Estates at Bay Colony Golf Club. Approximately 284 acres, The Estates at Bay Colony Golf Club is a private community located within Pelican Marsh with custom estate homes priced from $2.3 million to over $10 million. The Estates at Bay Colony Golf Club features a limited-membership golf club with an 18-hole championship golf course designed by Robert von Hagge, which was home to the 1997, 1998 and 1999 Naples Senior Professional Golf Association tournament. The golf club features a 21,400 square foot clubhouse with formal and casual dining and a fully-equipped pro shop. Residents are also members of the Bay Colony Community Association and have the opportunity to join the Pelican Isle Yacht Club. The club was turned over to the members in January 2001.

Tiburón Naples. Tiburón Naples, located on approximately 943 acres adjacent to Pelican Marsh, is being constructed by us to offer estate homes, mid-rise residences, coach homes and villas ranging in price from $425,000 to over $3.8 million. When complete, this community will feature a 36-hole championship resort golf course designed by Greg Norman. The golf course and clubhouse are owned by a joint venture with Host Marriott Corporation and operated by us for a fee. An accompanying 295-room luxury golf resort, which opened in late 2001, is operated by The Ritz-Carlton Hotel Company, L.L.C. The golf course opened in November 1998 with 27 holes of golf, with an additional nine holes scheduled to open in the fourth quarter of 2002. This course was the home of the Franklin Templeton Shootout golf tournament in 2001 and will also be for 2002. The Tiburón Naples golf club features a 46,000 square foot clubhouse with formal and casual dining and a fully equipped pro shop and fitness area.

The Seasons at Naples Cay. We purchased approximately seven acres of land located in Naples Cay, a gated residential community on the northwestern edge of Naples. We are currently building The Seasons, a 43-unit luxury residential tower on the site. Within walking distance of the beach, The Seasons offers both beachfront and bay views. The tower residences are priced from $1.5 million to

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$10.9 million. We expect this tower to have its own amenity package that will include a swimming pool, tennis courts and indoor recreation facilities.

Tarpon Cove. Tarpon Cove, an approximately 97-acre award-winning gated community built exclusively by us, offered condominiums, coach homes and duplexes priced from $125,000 to $310,000. Residents of Tarpon Cove are members of the Tarpon Cove Yacht & Racquet Club. Amenities include a swimming pool, a tennis center with lighted courts and pro shop, beach access via a private water shuttle, a fitness center and casual dining.

Cove Towers at Tarpon Cove. Cove Towers, an 18-acre community, offers a total of five towers consisting of 50 to 58 residences each. Aruba, completed in 1999, offered residences ranging from 1,621 square feet to 3,216 square feet, priced from $271,000 to $754,000. Bequia, completed in 2000, offered similar residences priced from the low $300,000’s to the mid $800,000’s. The third tower, Caribe, completed in March 2001, features 56 two- and three-bedroom and penthouse residences ranging from 1,854 to 4,270 square feet priced from $340,000 to over $1.1 million. Montego, scheduled for completion in May 2002 features 58 three- and four-bedroom residences and penthouses ranging from 2,380 to 4,811 square feet priced from $473,000 to $1.9 million. The remaining tower, Nevis, is under construction and features residences ranging from 2,555 to 5,185 square feet priced from $670,000 to $1.7 million. Planned amenities include a pool, fitness center, spa facility and two poolside guest suites at the Calypso Club. Residents will have access to and membership opportunities at the Tarpon Cove Yacht and Racquet Club.

Cape Marco. In 2000, we purchased two luxury beachfront high-rise sites totaling approximately 22 acres in Cape Marco on Marco Island. We have finalized the design of our first tower, Belize, which offers 148 residences ranging from 2,680 to 13,500 square feet and priced from $900,000 to over $9.3 million. This tower is now under construction.

Tarpon Bay. Tarpon Bay is an approximately 91-acre gated community. We are building approximately 350 residences, including duplex, coach and condominiums priced from $143,000 to $309,000. Residents of Tarpon Bay may purchase membership privileges in the Tarpon Cove Yacht & Racquet Club. Planned amenities include a clubhouse, fitness center, canoe rental, tennis and a non-swimming beach.

Tuscany Reserve. Tuscany Reserve is planned as an approximately 463 acre luxury community where we plan to build multi-family villa and estate homes priced from $1.2 million to $2.7 million. Planned amenities include a championship golf course, a club house, sports club, spa, pool and tennis.

Marco Shores. We currently have under contract the remaining 237 acres in the existing community of Marco Shores, which is located on southwest Florida’s intracoastal waterway adjacent to Marco Island. We plan to build five high-rise towers, approximately 160 single- and multi-family units, redesign the existing 18-hole championship golf course and build a new clubhouse.

Lee County

Pelican Landing. Pelican Landing, located on approximately 1,838 acres, offers garden condominiums, coach homes, villas, single- and multi-family and estate homes priced from $91,000 to $1.7 million. Amenities include 36 holes of championship golf spread over two courses designed by Tom Fazio with accompanying clubhouses, a tennis center with six lighted courts and clubhouse, a boardwalk, a canoe park, boat slips, formal and casual dining and a private 34-acre beach park accessed by a private water shuttle. In addition, the community features a 450-room luxury Hyatt resort, and will offer 339 up-scale timeshare residences and amenities including 27 holes of golf designed by Raymond Floyd and a comprehensive recreational complex.

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The Colony at Pelican Landing. The Colony at Pelican Landing is comprised of approximately 799 acres located within Pelican Landing. The community offers a mix of residential homes including custom estate homesites, villas and luxury towers that presently offers residences priced from $320,000 to $4.1 million. Our first tower in The Colony, Sorrento, was completed in June 2001 and offers 72 two- and three-bedroom residences ranging from 1,930 to 2,932 square feet priced from $325,000 to $960,000. Our second tower, Palermo, is scheduled for completion in December 2002 and offers 71 three- and four-bedroom residences and penthouses ranging from 2,910 to 5,945 square feet priced from $685,000 to $2.7 million. Our third tower, La Scala is under construction and features residences ranging from approximately 3,510 to 7,160 square feet priced from approximately $1.0 million to $4.2 million. Our fourth tower, Treviso, will be released for pre-sale in March 2002. Residents of Sorrento have, and residents of Palermo, La Scala and Treviso will have, access to the recreational facilities of the Pelican Landing Community Association and membership opportunities at The Colony Golf and Bay Club. Amenities at The Colony include a 20,868 square foot Bay Club restaurant, an 18-hole championship golf course designed by Jerry Pate, a 43,088 square foot country club with dining, which is under construction, tennis and fitness facilities and a spa.

Pelican Sound. Pelican Sound, located on approximately 549 acres, offers 1,299 single- and multi-family residences priced from $118,000 to $515,000. Amenities include 27 holes of championship golf, with an adjoining 18,000 square foot clubhouse, casual dining facility, six lighted tennis courts, a swimming pool and a river club featuring a health and fitness center, boat ramps, restaurant and a private riverboat to transport residents to beach and river destinations.

Gulf Harbour. Gulf Harbour is an approximately 548-acre gated retirement and second home community located on southwest Florida’s intracoastal waterway in Ft. Myers. Gulf Harbour includes single-family, estate, penthouse, carriage and villa homes ranging in price from $100,000 to $2.5 million. Although selected land parcels within Gulf Harbour have been sold to third party homebuilders, we maintain a significant homebuilding presence in the community and are building and selling homes ranging in price from $193,000 to $2.5 million. Gulf Harbour features an 18-hole championship golf course with a 38,000 square foot clubhouse and pro shop, a 192-protected slip floating deep-water marina capable of accommodating vessels up to 90 feet, an eight-court tennis complex, an 8,000 square foot spa and fitness center and retail tennis shop, a heated community swimming pool and over 7,000 feet of intracoastal waterway frontage. Other on-site amenities include a restaurant and a private island with a beach, both of which are made available to residents through membership packages.

Sun City Center Ft. Myers. Sun City Center Ft. Myers will be one of the largest age-restricted community of its kind in Southwest Florida. In accordance with Federal law, substantially all of the purchasers in the community must be over 55 years of age, and no one under the age of 18 is permitted to permanently reside there. Modeled after our Sun City Center in Tampa, the community encompasses approximately 1,375 acres in Ft. Myers, of which 92 acres are still under option, and offers a variety of home styles ranging in price from $140,000 to $386,000. Planned amenities include a 27-hole golf course with a 15,000 square foot clubhouse and a comprehensive 40,000 square foot town center recreational complex including indoor and outdoor swimming, tennis, fitness center, library, restaurant and multi-purpose rooms.

Gateway. Gateway, located on approximately 2,458 acres, offers single-family homesites, custom homes and attached and detached villas ranging in price from $100,000 to $495,000. Several single- and multi-family home neighborhoods are being developed by independent developers. We are the exclusive builder in three neighborhoods with price ranges from $150,000 to $367,000. Amenities include an 18-hole championship golf course designed by Tom Fazio offering full equity memberships as well as daily fee play, a 16,000 square foot clubhouse with a 230-seat dining room, pro shop,

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fitness center, tennis center with eight lighted courts and a pro shop, a 35-acre polo and equestrian center offering boarding stables and a lighted polo and dressage arena. The club was turned over to the members in January 2002. A 15-acre park provides residents with a place to swim, fish, picnic and play sports, and 15 miles of riding and fitness trails wind through the community. Commercial properties include a 15-acre office park for general business and professional use and sites offering up to ten acres zoned for other commercial uses.

Wildcat Run. Wildcat Run is an approximately 584-acre gated community featuring single- and multi-family homes and custom homes priced from $155,000 to $765,000. Amenities include an 18-hole championship golf course designed by Arnold Palmer with an accompanying 26,000 square foot clubhouse and pro shop, a tennis center with five courts, a pro shop and a swimming pool.

Burnt Store Marina. Burnt Store Marina is an approximately 777-acre master-planned retirement and second home community designed to attract middle- and upper middle-income buyers. We offer homes ranging in price from $170,000 to $800,000. We have built two towers, each offering 60 residences ranging from 890 square feet to 2,436 square feet and priced from $100,000 to over $400,000. A third tower, Vista Del Sol, is currently under construction. An additional four towers are planned. Burnt Store Marina features a deep-water marina, providing direct access to the Gulf of Mexico and containing 425 wet slips with capacity for vessels of up to 70 feet and 188 dry slips. The marina also features a heated pool, yacht care services and shower and laundry facilities. A yacht club located just east of the marina offers regattas, club races, special events and cruises. The athletic club and fitness facility includes a heated pool, lighted tennis courts and an aerobics studio. Burnt Store Marina also contains a 27-hole executive golf course and a pro shop. A restaurant overlooking the marina contains a banquet room for meetings of up to 300 people. The marina operations and the restaurant were sold in December 2000.

Broward County

Heron Bay. Situated on approximately 1,490 acres, Heron Bay is a gated golf community located in the cities of Coral Springs and Parkland. Heron Bay features eleven neighborhoods offering single- and multi-family and estate residences priced from $125,000 to $1.2 million, several of which are being developed by independent builders. We are the exclusive builder in nine neighborhoods offering single- and multi-family homes ranging from $180,000 to over $1 million. Amenities at Heron Bay include a daily fee championship golf course and an 18,500 square foot clubhouse owned and operated by the Tournament Player’s Club. In addition, the community includes a 10,000 square foot Heron Bay Commons clubhouse which features a fitness center, indoor racquetball courts and meeting facilities. The clubhouse is part of a complex, which includes tennis courts, basketball and volleyball courts and a children’s playground. Heron Bay is also home to the new 224-room Radisson Plaza Hotel, which includes a restaurant, outdoor dining terrace, health club, outdoor swimming pool and retail shops. With the acquisition of the Beaty property beginning in 2001, the Heron Bay community will grow by approximately 280 acres. The property is presently located within unincorporated Broward County. Prior to development, we will seek an annexation agreement with the City of Parkland and will address zoning to permit a mix of high-end townhouse and single-family homes. An additional recreation complex that is expected to be more fitness oriented with exercise equipment and weight center, aerobics room, treatment rooms, a lap pool and outdoor game courts is being planned for Heron Bay.

Parkland. We own approximately 2,255 acres in the city of Parkland, which is located just south of Boca Raton. Parkland Isles, our first community in Parkland, a 294-acre community within Parkland, was developed and built exclusively by us. Divided into four distinct neighborhoods separated by waterways, Parkland Isles offered homesites with more than 15 floorplans and dozens of elevations ranging in price from $144,000 to $475,000. Amenities available to Parkland Isles residents include

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The Club, a complex that includes a swimming pool, whirlpool spa, children’s play area, tennis and basketball courts, a putting practice green and a three-building clubhouse featuring a teen center, fitness club and a business center with catering kitchen. Our remaining land holdings within the city of Parkland are planned for development as a high-end golf course community. Parkland Golf & Country Club, our next community in Parkland, will be a private community with planned features that may include an 18-hole golf course with a private 20,000 square foot golf club and a separate 40,000 square foot country club. Other amenities may include a fitness room, pool and spa, tennis courts, with a stadium court and a large dining area. We will offer a variety of product from multi-family to one-acre lots with upper-end custom homes with prices ranging from $300,000 to over $2.0 million.

Coral Springs. Planned and developed in the early 1960s by us, Coral Springs has evolved into the eleventh largest city in Florida with approximately 116,000 residents. The city offers a planned mix of rental and condominium apartments, townhomes, courtyard and estate homes. In 2000, we substantially completed the sale of our remaining residential properties in Coral Springs. We offered a variety of home designs in several neighborhoods throughout Coral Springs. Coral Springs is conveniently located near major attractions like a regional shopping mall, a performing arts center and an aquatic complex and fitness center. Coral Springs features some of the highest rated schools in the state, which makes the area especially attractive to families.

Manatee County

Waterlefe. Waterlefe is an approximately 602-acre community bordering the Manatee River, which is minutes away from the cities of Sarasota and Bradenton. Waterlefe currently features single-family homes, villas and condominiums priced from $190,000 to $633,000. Existing and planned amenities include an 18-hole golf course and fitness center, a 6,162 square foot clubhouse with dining facilities and a 73-slip marina and 12,102 square foot River Club.

Hillsborough County

Sun City Center. Sun City Center, a master-planned age-restricted retirement community, is situated on approximately 4,875 acres located on the west coast of Florida between the cities of Tampa and Sarasota. Housing is tailored for middle-income retirees with housing prices ranging from $100,000 to $428,000. In accordance with Federal law, substantially all of the purchasers must be over 55 years of age, and no one under the age of 18 is permitted to permanently reside in a residence. Amenities include 144 holes of golf over seven courses, 17 tennis courts, five heated swimming pools, two of which are Olympic-sized, three health and fitness clubs, lawn bowling greens, shuffleboard courts, volleyball courts, two restaurants and more than 150,000 square feet of indoor recreational facilities. The 13,000 square foot golf and racquet club features four dining rooms with a combined seating capacity of 200. We also own a corporate office building that houses the Sun City Center local staff and a 100-room Sun City Center hotel. We recently completed a 27,000 square foot recreation facility expansion and have plans for an additional 18 holes of golf.

Walden Lake. Walden Lake is an approximately 2,088-acre gated community located approximately 30 miles east of Tampa. Walden Lake’s primary target customers are middle- and upper-income families who live and work in the surrounding cities of Tampa, Plant City, Lakeland and, to a lesser extent, Orlando. Walden Lake also actively sells its homes to retirees. Housing prices range from $125,000 to $1.3 million. Amenities include two 18-hole championship golf courses, a 26,000 square foot clubhouse, a swimming pool, six lighted tennis courts, a fitness center, a 62-acre lake for boating and freshwater fishing, six miles of biking and fitness trails, equestrian facilities and a polo field, on-site elementary school and two daycare facilities.

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Sarasota County

The Tower Residences at The Ritz-Carlton, Sarasota. In July 2000, we purchased a two-acre parcel of land adjacent to the new Ritz-Carlton in downtown Sarasota. We are currently constructing an 80-unit luxury residential tower. We have entered into an agreement with The Ritz-Carlton Hotel Company, L.L.C. to act as the exclusive manager for this tower. Residences range from 2,799 to 5,275 square feet and are priced from $850,000 to over $4.5 million.

Venetian Golf & River Club. We have a contract to purchase approximately 1,087 acres adjacent to the Myakka River in Venice, and expect to close on this property during the second quarter of 2002 and begin development immediately thereafter. We plan to offer a total of approximately 1,600 residences in a gated community with a product mix featuring carriage homes, patio homes, executive and estate homes priced from $150,000 to $416,000. Planned amenities may include a river club with a dining facility, an 18-hole golf course with clubhouse, a fitness center, outdoor pool and walking trails.

Dade County

Keys Gate. Approximately 1,150 acres, Keys Gate is a community located south of Miami. The community features single- and multi-family homes ranging in price from $72,000 to $360,000. Keys Gate is targeted at middle-income customers who primarily live and work in the Miami area. Amenities include eight lighted tennis courts, a health and fitness center, an entertainment amphitheater, racquetball courts, an 11,600 square foot recreation center featuring hobby and game rooms and a library and an 18-hole golf course with an adjoining full-service 24,000 square foot clubhouse featuring restaurants, a banquet hall and a pro shop. In June 1998, we sold the majority of our holdings within the community to another developer. We currently own approximately 130 lots within the community and an 11-acre commercial parcel.

Deering Bay. Deering Bay, an approximately 222-acre gated community overlooking Biscayne Bay, offers tower residences, villas and homesites. We are developing three towers for this community, each offering 43 to 48 residences, priced from $395,000 to over $2.5 million. We have completed two of the towers, Verona and Siena, and the third tower, Milano, is currently under construction. Residences range from 2,815 to 6,000 square feet and are priced from $775,000 to over $2.5 million. Amenities include an 18-hole championship golf course designed by Arnold Palmer, a 30,000 square foot clubhouse with three restaurants, two marinas with 93 slips able to accommodate yachts of up to 110 feet, seven lighted tennis courts, a fully-equipped health club and a swimming pool. A third marina with an additional 27 slips was completed in the third quarter of 2001.

Williams Island. In January 2001, we acquired a 4-acre high-rise site within the gated community of Williams Island, located in Aventura, Florida just north of Miami. The tower, Bella Mare, will offer 215 residences ranging from 1,500 to 6,880 square feet and priced from $500,000 to $3.6 million.

Palm Beach County

Harbour Isles. Located on approximately 112 acres, Harbour Isles is a 105-lot waterfront community in North Palm Beach featuring custom homes ranging in price from $1.9 million to $3.0 million, plus homesites, ranging from $1 million to $1.3 million. We offer six home designs that allow the purchaser to customize, within established design guidelines, floorplans and elevations to a homeowner’s specific needs.

Jupiter Yacht Club. Jupiter Yacht Club is an approximately 40-acre waterfront community located in Jupiter, Florida along the intracoastal waterway. We plan to develop five mid-size towers, that will offer residences ranging from 1,800 to 4,120 square feet and priced from $400,000 to $1.4 million. The first of the five towers, The Pointe will be completed in the first half of 2002. The second tower, Mariner, is currently under construction. Just a short distance from the Atlantic Ocean, the community

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features an 89-slip deep-water marina, which accommodates yachts up to 65 feet in length, and includes commercially-zoned land capable of accommodating 66,000 square feet of retail and office space, as well as a 100-room hotel.

One Watermark Place. We purchased approximately three acres of land located in West Palm Beach in April 2001. The tower is currently under construction and is located directly on the intracoastal waterway providing views of the Atlantic Ocean. Tower residences range from 4,035 to 9,061 square feet and are priced from $1.3 million to $8.5 million. Planned amenities include a swimming pool, marina and indoor recreation facility. Construction of the tower began in July 2001.

Evergrene. Evergrene is planned as an approximately 364-acre community nestled within a vast array of wooded uplands and vegetation in Palm Beach Gardens, Florida. We plan to build approximately 1,000 single- and multi-family residences ranging from 1,144 to 3,671 square feet and priced from $148,000 to $600,000. Proposed amenities are expected to include a 38-acre lake, with a 14,000 square foot clubhouse, pools, playground, and three miles of walking trail through preserved areas. We began development in January 2002.

Palm Beach Resort Community. Palm Beach Resort is planned as an approximately 1,183-acre resort and residential community located near Jupiter, Florida. We expect to build approximately 800 single- and multi-family homes ranging from 1,632 to over 5,000 square feet with estimated sales prices of $587,000 to over $2.4 million. A 36-hole golf course, a clubhouse, and a corporate center are planned within the community. On the north portion of this parcel we plan to develop a 300-room resort hotel, 90 timeshare residences and golf condominiums. We expect to begin developing the project during the fourth quarter of 2002.

Old Palm Golf Club. Old Palm Golf Club is planned as an approximately 652-acre community development in Palm Beach Gardens, Florida. We expect to offer 309 single-family estate homes, villas and golf cottages priced from $1.2 million to over $4.0 million. Planned amenities include a 18-hole golf course, a state-of-the-art three-hole practice facility and an approximately 34,000 square foot clubhouse. We expect to commence development of this community in the second quarter of 2002.

Jupiter Waterfront. Jupiter Waterfront is an eight-acre parcel located on the intracoastal waterway near Jupiter, Florida. The current development plan provides 8 single-family estate homes with approximately 6,000 square feet of living area priced over $3.9 million each. Development of this neighborhood is expected to start during the first quarter of 2003.

Juno Beach Waterfront. Juno Beach Waterfront is an approximately 64-acre parcel planned for a marina and residential community. This community is expected to include approximately 250 mid-rise tower residences with approximately 2,600 square feet of living space priced at $350,000 to $700,000. The community is also planned to include a hotel, conference center, boat slips and a ship store. We expect to commence development of this community during the fourth quarter of 2003.

St. Lucie County

St. James Country Club. We purchased a single-family neighborhood of 50 homesites within St. James Country Club, a 449-acre golf course community located in central St. Lucie County. Home designs offer from 1,475 to over 2,277 square feet with prices ranging from $122,000 to $239,000. Amenities within St. James include an 18-hole daily fee golf course and a planned seven-acre recreational complex that will include a 2,500 square foot clubhouse, two lighted tennis courts and a community pool. We plan to sell all of our remaining homesites within the St. James Country Club to another builder.

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Flagler County

Hammock Dunes. We currently have under contract approximately 39 oceanfront acres within the Hammock Dunes development in Palm Coast, Florida, located between St. Augustine and Daytona Beach. We plan to build eight luxury high-rise towers containing approximately 300 residences. Our first tower, Portofino, is currently under construction and features residences ranging from 2,090 to 4,780 square feet and priced from $555,000 to $1.7 million.

OTHER INVESTMENTS

Pelican Isle Yacht Club Limited Partnership. We have invested in two partnerships with investments in Pelican Isle, a community being developed in North Naples, Florida, which includes 137 residences and the Pelican Isle Yacht Club. Pelican Isle is being developed by the Eco Group, a Tampa-based developer of residential communities. We have a 49% interest in a partnership that owns and operates the Pelican Isle Yacht Club. The second partnership that developed and sold luxury high-rise residences sold out all of these units and was dissolved. Residents of Bay Colony, Pelican Landing, Pelican Marsh and Wildcat Run are all eligible for membership in the Pelican Isle Yacht Club.

Walden Woods Business Center Ltd. We are 50% partners with TECO Properties Corporation in Walden Woods Business Center Ltd., a limited partnership, which was formed to develop a 550-acre mixed-use industrial park in Plant City, Florida. We also provide marketing, accounting and other services to the partnership.

Tiburón Golf Ventures Limited Partnership. Tiburón Golf Ventures Limited Partnership was formed with an affiliate of Host Marriott Corporation in 1998 to complete construction of, and then operate a 36-hole, Greg Norman-designed golf course in its Tiburón Naples community. The primary market for this high-end daily fee course is the guests of the adjacent The Ritz-Carlton Golf Lodge, guests of the existing The Ritz-Carlton Beach Hotel and the future residents of the surrounding Tiburón Naples community. In addition, the partnership has sold 181 of 350 non-equity golf memberships, which are currently being sold for $130,000 each. The first 27 holes of the course opened for play in November 1998 and the clubhouse opened in December 2000. The partnership acquired adjacent land in 2000 to construct an additional nine holes of golf expected to be completed in 2002 and for future residential property development. We hold a 51% interest in the venture and collect management fees for operating the golf course. To date, all acquisition and development costs have been funded by the partners in proportion to their partnership interests.

Norman Estates at Tiburón Limited Partnership. Norman Estates at Tiburón Limited Partnership was formed in 1998 for the purpose of constructing and developing a Norman Estates community which consists of 27 villas priced from $1.2 million to $1.4 million. As of December 31, 2001, we had closed on 13 residences at an average sales price of $1.4 million and there were 14 residences in backlog for $19.1 million. We hold a 49.5% limited partnership interest in the venture as well as have 50% ownership in the general partner which holds 1% of the venture. We also collect developer and construction fees for operating the project. The venture had a $2.5 million credit facility with a bank (none of which was outstanding as of December 31, 2001) to fund development and construction costs, which is non-recourse to the partners.

Pelican Landing Golf Resort Ventures Limited Partnership. Pelican Landing Golf Resort Ventures Limited Partnership was formed with Hyatt Equities, LLC in 1998 to develop and operate a 27-hole golf course adjacent to the resort hotel being constructed by Hyatt in Pelican Landing. The 18-hole course and clubhouse began operations in 2001 and the additional 9 holes are scheduled for construction in 2002. To date, all acquisition and development costs have been funded by the partners in proportion to their partnership interests. We retain a 51% interest in the venture and will also earn development fees for directing course construction as well as management fees for operating the

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facility. Although subject to change, it is anticipated that Hyatt will retain operation of the food and beverage portion of the venture.

Pelican Landing Timeshare Ventures Limited Partnership. We own a 51% limited partnership interest in Pelican Landing Timeshare Ventures Limited Partnership, which was formed with HTS-Coconut Point, Inc., an affiliate of the Hyatt Hotels Corporation during 1998 to develop up to 339 upscale timeshare residences on 32 acres within the resort golf course being constructed by Pelican Landing Golf Resort Ventures Limited Partnership. In addition, we will earn development fees for managing the construction of the project. HTS-Coconut Point is the general partner and will also earn fees for sales, marketing, purchasing and property management. This project is currently in the planning stages.

Bighorn. We have a Class B limited partnership interest in Bighorn Development, L.P., which owns two-thirds of Bighorn Development L.L.C., the owner and developer of Bighorn, an exclusive community located in the heart of Palm Desert, California. Bighorn features an 18-hole championship golf course and a 40,000 square foot clubhouse. Bighorn Development L.L.C. acquired the operating assets of Bighorn Development L.P. and developed a neighboring property with an 18-hole golf course.

PROPERTY

We own and use a 26,670 square foot office building in Sun City Center, Florida which is subject to a lien under our senior secured credit facility. We lease 97,180 square feet of office space in Bonita Springs, which serves as our corporate headquarters, and approximately 241,000 square feet of office space in other locations throughout Florida, which serve our divisional homebuilding operations and as branch office space for our related real estate services businesses.

EMPLOYEES

At December 31, 2001, we had approximately 2,800 employees. We have no unionized employees and believe that our relationship with our employees is good.

COMMUNITY DEVELOPMENT DISTRICTS

In connection with the development of certain of our communities, community development or improvement districts may utilize bond financing to fund construction or acquisition of certain on-site and off-site infrastructure improvements, near or at these communities. The obligation to pay principal and interest on the bonds issued by the districts is assigned to each parcel within the district. If the owner of the parcel does not pay this obligation, a lien will be placed on the property to secure the unpaid obligation. The bonds, including interest and redemption premiums, if any, and the associated lien on the property are typically payable, secured and satisfied by revenues, fees, or assessments levied on the property benefited. The amount of bond obligations issued by districts with respect to our communities totaled $204.2 million at December 31, 2001.

The districts raise the money to make the principal and interest payments on the bonds by imposing assessments and user fees on the properties benefited by the improvements from the bond offerings. We pay a portion of the revenues, fees, and assessments levied by the districts on the properties we own in our communities that are benefited by the improvements. In addition, we guarantee district shortfalls under some of the bond debt service agreements that we are a party to when the revenues, fees, and assessments which are designed to cover principal and interest and other operating costs of the bonds, are not paid. We can make no assurances that debt service shortfalls guaranteed by us will not occur.

We record a liability for the estimated assessments and user fees levied by the districts on the properties that we own that are fixed and determinable. We reduce this liability by the corresponding assessment assumed by property purchasers at the time of closing and transfer of the property and by

Business

cash held by the districts available to offset the particular bond obligation. We have accrued $36.3 million as of December 31, 2001 as the estimated amount of the assessments and user fees that we may be required to pay. The amount we may have to pay in may be more or less than the amount we have accrued.

SEASONALITY

We have historically experienced, and in the future expect to continue to experience, variability in revenue, profit and cash flow. Factors expected to contribute to this variability include:

•	the timing of the introduction and start of construction of new towers;
•	the timing of tower residence sales;
•	the timing of closings of homes, lots and parcels;
•	our ability to continue to acquire land and options on that land on acceptable terms;
•	the timing of receipt of regulatory approvals for development and construction;
•	the condition of the real estate market and general economic conditions in Florida;
•	the prevailing interest rates and the availability of financing, both for us and for the purchasers of our homes; and
•	the cost and availability of materials and labor.

Our historical financial performance is not necessarily a meaningful indicator of future results and, in particular, we expect financial results to vary from project to project and from quarter to quarter. Our revenue may therefore fluctuate significantly on a quarterly basis, and we believe that quarter-to-quarter comparisons of our results should not be relied upon as an indication of future performance.

COMPETITION

The homebuilding industry and real estate development is highly competitive. In each of our business components, we compete against numerous developers and others in the real estate business in and near the areas where our communities are located. Some of our principal competitors include Toll Brothers, Inc., Lennar Corporation, Pulte Corporation, Centex Corporation and Bonita Bay Properties. We, therefore, may be competing for investment opportunities, financing, available land, raw materials and skilled labor with entities that possess greater financial, marketing and other resources. Competition generally may increase the bargaining power of property owners seeking to sell, and industry competition may be increased by future consolidation in the real estate development industry.

REGULATORY AND ENVIRONMENTAL MATTERS

We are subject to various laws and regulations relating to the operation of our properties, which are administered by numerous Federal, state and local governmental agencies. In particular, development of property in Florida is subject to comprehensive Federal and Florida environmental legislation, including wildlife, endangered species and wetlands regulation, as well as other state administrative regulations. This regulatory framework, in general, encompasses areas like water quantity and quality, air quality, traffic considerations, availability of municipal services, use of natural resources, impact of growth, energy conservation and utility services, conformity with local and regional plans, and public building approvals, together with a number of other safety and health regulations. Additionally, each municipality has its own planning and zoning requirements. Permits and approvals mandated by regulation for development of any magnitude are often numerous, significantly time-consuming and onerous to obtain, and not guaranteed. The permit processes are administered by numerous Federal, state, regional and local boards and agencies with independent jurisdictions. Permits, when received, are subject to appeal or collateral attack and are of limited duration. Such permits, once expired, may or may not be renewed

Business

and development for which the permit is required may not be completed if such renewal is not granted. These requirements have a direct bearing on our ability to further develop communities in Florida. Although we believe that our operations are in full compliance in all material respects with applicable Federal, state and local requirements, our growth and development opportunities in Florida may be limited and more costly as a result of legislative, regulatory or municipal requirements.

Our operating costs may also be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, which require a current or previous owner or operator of real property to bear the costs of removal or remediation of hazardous or toxic substances on, under or in property. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate property properly, may adversely affect the owner’s ability to borrow by using the real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of any substance at the disposal or treatment facility, whether or not the facility is or ever was owned or operated by the person. Environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials, into the environment, and third parties may seek recovery from owners as operators of real properties for personal injury associated with exposure to released materials containing asbestos or other hazardous materials.

Environmental site assessments conducted at our properties have not revealed any environmental liability or compliance concerns that we believe would have a material adverse effect on our business, assets, results of operations or liquidity, nor are we aware of any material environmental liability or concerns. Although we conduct environmental site assessments with respect to our own properties, there can be no assurance that the environmental assessments that we have undertaken have revealed all potential environmental liabilities, or that an environmental condition does not otherwise exist as to any one or more of our properties that could have a material adverse effect on our business, results of operations and financial condition.

LEGAL PROCEEDINGS

From time to time, we have been involved in various litigation matters involving ordinary and routine claims incidental to our business. In addition, in May 2000, Richard Ahlborg, Carol Ahlborg, and other individuals who purchased lots in Pelican Landing filed a lawsuit against us in the United States District Court for the Middle District of Florida, Ft. Myers Division. The lawsuit seeks class action status and was instituted against us and a subsidiary, WCI Realty, Inc. It arose out of a preferred builder program under which plaintiffs purchased vacant lots and then contracted with a builder of their choice to construct a residence on their lots. In consideration of the extensive costs incurred by us and WCI Realty associated with the marketing, sales and advertising of the community for the benefit of the builders who participated in the program, these builders were required to pay a marketing fee to WCI Realty based on a percentage of the construction cost of the home. The plaintiffs asserted that we had an obligation to disclose to them that the preferred builder would pay a marketing fee to us. The plaintiffs have demanded unspecified money damages and have alleged, among other things, violation of the federal Racketeering, Influenced and Corrupt Organizations Act and the Real Estate Settlement Procedures Act. Since the Court has not yet ruled on whether to certify this lawsuit as a class, this litigation is still in its early stages. Accordingly, we are not able to estimate the range of possible loss. Therefore, we are not yet able to determine whether the resolution of this matter will have a material adverse effect on our financial condition or results of operations. We have objected to the certification of this lawsuit as a class action. We believe we have meritorious defenses and intend to vigorously defend this action.

Demographic trends

The information contained in this section is based on numerous assumptions, including assumptions regarding the continued population growth rate in Florida and the continued economic health of Florida. These assumptions are subject to many factors, which are subject to change and are outside of our control. Results may differ substantially from those anticipated, and in the event results differ materially from those anticipated, our business and results of operations could be materially and adversely affected. Sources of this information are detailed below.

We believe that long-term demographic trends will drive and support our continued growth. These trends include the aging of the “baby boom” generation, the increase in the number of affluent households, and the strength of Florida’s population, employment and income growth.

AGING BABY BOOMERS

Our strategy of developing and managing highly-amenitized master-planned communities caters directly to a large proportion of the approximately 2.2 million people expected to migrate to Florida over the next ten years.1 We expect this group to include many members of the “baby boom” generation (those born between 1946 and 1964), the first of whom turned 55 years old in 2001. Approximately 41 million Americans are expected to reach the age of 50 in the United States from 2000 to 2010.2 By the year 2010, the population of the state of Florida is projected to include approximately 7.2 million people over the age of 50, representing approximately 40% of the state’s population.3 We view the large numbers of the “baby boom” generation entering retirement age as an expansion of our target market. We actively market to these potential customers whom we believe will continue to seek our highly-amenitized master-planned communities as ideal locations for a primary, second or retirement home.

Americans Turning 504

SOURCE:	Department of Health and Human Services, National Center for Health Statistics, 1996

Percentage of Florida and United States
Population Over 50 (Estimated/Projected)

SOURCES:	United States Census Bureau (for United States numbers), 2000; University of Florida, Bureau of Economic and Business Research (Florida Statistical Abstract 2000)

[1]	Data Resource Inc., 2001

[2]	Department of Health and Human Services, National Center for Health Statistics, 1996

[3]	United States Census Bureau (for United States numbers), 2000; University of Florida, Bureau of Economic and Business Research (Florida Statistical Abstract 2000)

[4]	Actual birth rates in years 1945, 1950, 1955 and 1960, as reported by the National Center for Health Statistics, 1996, were used as the basis for determining the number of Americans turning 50 for the years 1995, 2000, 2005 and 2010, respectively. The chart does not reflect deaths or migration in or out of the United States.

Demographic trends

Our primary target market is older Americans. Older Americans tend to have a significantly higher homeownership rate than younger Americans, which benefits our business. For 2000, approximately 80% of individuals heading households who are aged 55 or older owned homes, while approximately 60% of individuals heading households who are under age 55 owned homes, according to the Joint Center for Housing Studies of Harvard University 2001.

INCREASING AFFLUENCE WITHIN THE UNITED STATES

A large portion of our target market is comprised of individuals with high household income or net worth who desire a home with highly-amenitized, upscale lifestyle offerings. This market encompasses retirees, secondary home purchasers and primary move-up buyers. Affluent households (defined as households earning more than $100,000 per year or having net worth over $500,000) grew to more than 19 million in 2000 from approximately 11 million in 1995, representing a compound annual growth rate of approximately 12%. The total number of affluent households is expected to rise to more than 33 million by the year 2005, representing a compound annual growth rate of approximately 12% from now to 2005. Additionally, the number of households with $5 million or more in net worth is expected to increase by approximately one million households during this period, representing a compound annual growth rate of more than 20% from between 2000 and 2005.

Number of Affluent United States

Households (Estimated/Projected)
(Affluent means income of over $100,000 and/or net worth of over $500,000, not including primary residence)

SOURCE:  Spectrem Group, 2001

Number of Pentamillionaires

(Estimated/Projected)
(Pentamillionaire means net worth of over $5 million)

SOURCE:  Spectrem Group, 2001

The coming transfer of wealth to the “baby boom” generation from the generations preceding it is also a key driver for growth in our markets. The annual amount of money to be passed on to the “baby boom” generation is expected to peak at approximately $340 billion around the year 2015, underscoring the “wealth effect” that the country is projected to experience during this period.

Estimated Generational Wealth Transfer (Estimated/Projected)

SOURCE:	Cornell University Department of Consumer Economics and Housing, 1994

Demographic trends

FLORIDA OVERVIEW

Florida is the nation’s fourth most populated state and is one of the most popular destinations for retirees, leisure, homebuyers, businesses and working-age people. With its natural amenities, tropical climate, approximately 1,200 mile coastline, variety of year-round recreational activities, range of housing styles and prices, transportation network, diverse and expanding economy with a variety of major employment centers and no state income tax, Florida offers a high quality of life and a low cost of living. Demand for housing in Florida is strong, reflecting the state’s population growth, strong job growth, favorable overall economic environment and strong demographics.

Population trends

Population growth in the Florida marketplace is driven primarily by domestic and international family migration, vacation home purchasers and retirees and a vibrant tourist industry. The strength of these drivers in Florida has led to strong long-term demographic trends, from which we believe we are well positioned to benefit.

As the following chart illustrates, Florida has been outpacing the average population growth rate of the rest of the country. This disparity in growth rates is expected to continue with Florida’s population expected to increase 13.4% between 2000 and 2010, according to University of Florida’s Bureau of Economic and Business Research 2001, compared to the United States Census Bureau’s 2000 projection of 6.6% for the United States as a whole.

Comparative Ten Year United States and Florida Population Growth Rates

SOURCE:	United States Census Bureau (for United States numbers), 2000; University of Florida, Bureau of Economic and Business Research (2000 Florida Statistical Abstract)

Top Ten States by Net Migration, 1990–1999

SOURCE:	The Public Policy Institute of New York State, Inc., 2001

Demographic trends

Macroeconomic conditions

Florida’s economic health and growth rate are important to our success. According to the Bureau of Economic Analysis of the US Department of Commerce, from 1989 to 1999, Florida’s gross state product grew at a compound annual rate of approximately 6.1%, while the national gross domestic product grew at a compound annual rate of 5.6% over the same period.1

The following chart illustrates the job growth by number of new jobs in the ten states with the highest job growth for the period from January 1991 to December 2001E.

Top Ten States by Ten Year Job Growth—January 1991-December 2001E

SOURCE:  Bureau of Labor Statistics, United States Department of Labor, 2001

In the year 2001, 114,300 new jobs were added in Florida, the most of any state in the nation.2

[1]	Bureau of Economic Analysis, US Department of Commerce, 2000

[2]	Bureau of Labor Statistics, United States Department of Labor, 2002

Demographic trends

Housing activity

Total housing starts in Florida grew from approximately 134,000 in 1990 to approximately 158,000 in 2001. According to Data Resource Inc., Florida is also expected to continue to have a strong and stable housing market.

Florida Total Housing Starts

SOURCE:  Data Resource Inc., September 2001

Florida’s housing market, measured by permits, has historically been less volatile than other states with comparably sized housing markets.

Florida and Selected States Single-Family Building Permits 1985–2001

SOURCE:  Real Estate Center at Texas A&M University, 2001

Management

EXECUTIVE OFFICERS AND DIRECTORS

The directors and executive officers of WCI Communities and their respective ages and positions are as follows:

Name	Age	Position

Alfred Hoffman, Jr.	67	Chief Executive Officer and Director

Don E. Ackerman	68	Chairman of the Board of Directors and Executive Vice President

Jerry L. Starkey	42	President, Chief Operating Officer and Director

James P. Dietz	37	Senior Vice President and Chief Financial Officer

Steven C. Adelman	49	Senior Vice President and Treasurer

R. Michael Curtin	54	Senior Vice President, Marketing

Milton G. Flinn	46	Senior Vice President, Real Estate Services Division

David L. Fry	42	Senior Vice President, Amenities Division

Michael R. Greenberg	47	Senior Vice President, Homebuilding Division

Vivien N. Hastings	50	Senior Vice President and General Counsel

S. Charles Mattoff	58	Senior Vice President, Human Resources

George R. Page	58	Senior Vice President, Tower Division

F. Philip Handy	57	Director

Lawrence L. Landry	58	Director

Thomas F. McWilliams	58	Director

Joshua J. Mintz	46	Director

Jay Sugarman	39	Director

Stewart Turley	67	Director

Alfred Hoffman, Jr. is the Chief Executive Officer and a Director of WCI. From July 24, 1995 until the date of the merger of WCI Communities Limited Partnership and Florida Design Communities, Mr. Hoffman served as Chief Executive Officer of WCI Communities Limited Partnership, and from July 1998 until the date of the merger, he also served as a Director of WCI Communities Limited Partnership. From 1985 until the date of the merger, Mr. Hoffman also served as Chief Executive Officer and Chairman of the Board of Directors of Florida Design Communities. He also served as President of Florida Design Communities from 1985 to 1989 and 1993 to 1994. Mr. Hoffman is Chief Executive Officer and Chairman of the Board of Directors of First Fidelity Title, Inc., Financial Resources Group, Inc., Florida Lifestyle Management Company, Courtyards at Sun City Center, Inc. and Sun City Center Office Plaza, Inc. He also is Chief Executive Officer and a Director of Sun City Center Land Company and is a Director of Aston Care Systems, Inc. Prior to establishing Florida Design Communities, Mr. Hoffman founded Tekton Corporation, a homebuilder which he sold to Union Camp Corporation in 1970, and from 1970 to 1975, he served as head of Union Camp Corporation’s real estate homebuilding subsidiary. From 1975 to 1985, Mr. Hoffman was a private developer in the Tampa Bay area.

Don E. Ackerman is the Chairman of the Board of Directors and Executive Vice President of WCI. From July 24, 1995 until the date of the merger, Mr. Ackerman served as Chairman of the Board of Directors and Executive Vice President of WCI Communities Limited Partnership. From 1985 until the date of the merger, Mr. Ackerman also served as a Director of Florida Design Communities. He is also a Director of First Fidelity Title, Inc., Financial Resources Group, Inc., Florida Lifestyle Management Company, Courtyards at Sun City Center, Inc., Sun City Center Office Plaza, Inc., Sun City Center

Management

Land Company and Aston Care Systems, Inc. From 1967 until 1991, Mr. Ackerman was a partner at J.H. Whitney & Co., a venture capital firm. Mr. Ackerman is President of Chandelle Ventures, Inc., his private investment company, and serves as Chairman of the Board of Walden University, Inc. Mr. Ackerman is a Director of Schlumberger Limited.

Jerry L. Starkey is the President and Chief Operating Officer and a Director of WCI. From 1998 until the date of the merger, Mr. Starkey was the President and Chief Operating Officer of WCI Communities Limited Partnership. From 1994 until the date of the merger, he also served as President and Secretary of Florida Design Communities. Since joining Florida Design Communities in 1988, Mr. Starkey has also held the office of Chief Operating Officer. Mr. Starkey is President of First Fidelity Title, Inc., Financial Resources Group, Inc., Courtyards at Sun City Center, Inc., Sun City Center Land Company and Sun City Center Office Plaza, Inc. Prior to joining the predecessor to Florida Design Communities, Mr. Starkey was Executive Vice President of George Thomas Homes, a production homebuilder with operations in Texas and Florida. Mr. Starkey is a member of the State Bar of Texas. In addition, Mr. Starkey was President and Secretary of Aston Care Systems, Inc. from 1996 to 1998.

James P. Dietz is a Senior Vice President and Chief Financial Officer of WCI. From October 1996 until the date of the merger, Mr. Dietz was the Chief Financial Officer and Treasurer of Florida Design Communities. Since joining Florida Design Communities in 1995, Mr. Dietz has also held the position of Corporate Controller. In addition, from 1996 until 1998, Mr. Dietz served as Chief Financial Officer of Aston Care Systems, Inc. Prior to joining Florida Design Communities, Mr. Dietz was Manager of Business Development at GTE Leasing Corporation, an affiliate of GTE. From 1986 until 1993, Mr. Dietz held various professional positions, including audit manager, at Arthur Andersen & Co.

Steven C. Adelman is the Senior Vice President and Treasurer of WCI. From 1996 until the date of the merger, Mr. Adelman served as Senior Vice President and Treasurer of WCI Communities Limited Partnership. Prior to joining WCI Communities Limited Partnership, Mr. Adelman was Vice President of Finance and Accounting at Inco Homes Corporation. From 1981 until 1993, Mr. Adelman held various management positions, including partner, at Kenneth Leventhal and Company, a public accounting firm specializing in the real estate industry.

R. Michael Curtin is the Senior Vice President, Marketing and Sales of WCI. From 1997 until the date of the merger, Mr. Curtin was the Senior Vice President, Marketing and Sales of Florida Design Communities. Since joining Florida Design Communities in 1995, Mr. Curtin has also held the office of Vice President, Marketing. Prior to joining Florida Design Communities, Mr. Curtin was employed by The Hunt Group as the Marketing and Sales Director for Rosedale Golf and Country Club.

Milton G. Flinn is the Senior Vice President, Real Estate Services Division of WCI. From 1993 until the date of the merger, Mr. Flinn was Chief Administrative Officer of Florida Design Communities. Since joining Florida Design Communities in 1983, Mr. Flinn has also held the office of Vice President of Human Resources. Prior to joining Florida Design Communities, Mr. Flinn was Personnel Administrator of Tropicana Products.

David L. Fry is the Senior Vice President, Amenities Division of WCI. From 1995 until the date of the merger, Mr. Fry was Vice President, Amenities of WCI Communities Limited Partnership. From 1989 until 1995, Mr. Fry was Golf Operations Director of the South Seas Resort Company. Prior to joining the South Seas Resort Company, Mr. Fry was Assistant Superintendent of the Bonita Bay Club, Bonita Springs Florida.

Michael R. Greenberg has been Senior Vice President, Homebuilding Division of WCI since the fall of 1999. Since joining WCI in 1998, Mr. Greenberg has also held the office of Division President of the Naples/ Bonita Springs Homebuilding Division. Prior to joining WCI, Mr. Greenberg was Executive

Management

Vice President for Avatar Properties in Coral Gables, Florida. From 1991 to 1997, Mr. Greenberg held various positions with Toll Brothers, Inc., including Vice President.

Vivien N. Hastings is the Senior Vice President and General Counsel of WCI. From 1995 until the date of the merger, Ms. Hastings was Senior Vice President and General Counsel of WCI Communities Limited Partnership. Prior to serving as General Counsel, Ms. Hastings held various positions in WCI Communities Limited Partnership’s legal department. Prior to joining WCI Communities Limited Partnership, from 1982 to 1989, Ms. Hastings was Vice President and Co-General Counsel of Merrill Lynch Hubbard, Inc., a real estate division of Merrill Lynch & Co. From 1977 until 1982 Ms. Hastings was an associate with the Chicago law firm of Winston & Strawn.

S. Charles Mattoff is the Senior Vice President, Human Resources of WCI. From 1995 until the date of the merger, Mr. Mattoff held the positions of Vice President and Senior Vice President in charge of human resources for WCI Communities Limited Partnership. Prior to joining WCI, Mr. Mattoff was Vice President of Human Resources for the Aerospace Division of Vickers, Inc. from 1974 to 1994.

George R. Page is the Senior Vice President, Tower Division of WCI. From 1996 until the date of the merger, Mr. Page was General Manager of Bay Colony and Pelican Bay. Since joining WCI Communities Limited Partnership in 1990, Mr. Page also held the positions of Project Manager and Vice President of Development for Bay Colony. Prior to joining WCI Communities Limited Partnership, Mr. Page was Vice President of Development and Treasurer of Relleum, Inc. in Naples, Florida. From 1968 until 1987, Mr. Page held various management positions in marketing and sales with DVI Marketing Services, Inc., EWA Corporation, Scott USA and The Lange Company.

F. Philip Handy has been a Director of WCI since February 1999. Mr. Handy is the Chief Executive Officer of Strategic Industries and the Chairman and President of Winter Park Capital Company, a private investment firm that he founded. From June 1997 until December 1998, Mr. Handy was managing partner of Equity Group Investments, a private investment firm. From 1980 to 1997, Mr. Handy was Chairman and President of Winter Park Capital. Mr. Handy also serves on the board of Anixter International, iDine Rewards and Network, Inc. He also serves as the Chairman of the Florida Board of Education.

Lawrence L. Landry has been a Director of WCI since May 1999. From July 24, 1995 until August 1998, Mr. Landry served as a Director of WCI Communities Limited Partnership. From January 1996 until March 1999, Mr. Landry served as a Director of Florida Design Communities. Mr. Landry is the President and Chief Executive Officer of Westport Advisors, Ltd., which is the general partner of Westport Senior Living Investment Fund L.P. From February 1989 until June 1998, Mr. Landry was the chief finance and investment officer of the John D. and Catherine T. MacArthur Foundation. The MacArthur Foundation has been a stockholder of WCI since 1995. Mr. Landry is a member of the Board of Trustees of Clark University and also serves on the Board of Directors of Greystone Communities, Inc.

Thomas F. McWilliams has been a Director of WCI since March 1999. Mr. McWilliams has been employed by Citicorp Venture Capital, Ltd. since 1983 and has been a member of its investment committee since 1984. Mr. McWilliams serves on the boards of Chase Industries, MMI Products, Polar Corporation, Ergo Science Corporation, Pursell Industries, Strategic Industries and Royster-Clark Group Inc.

Joshua J. Mintz has been a Director of WCI since October 2000. Mr. Mintz is the Vice President and General Counsel of the John D. and Catherine T. MacArthur Foundation. Prior to joining the foundation in 1994, Mr. Mintz was with the law firm Sidley & Austin for thirteen years, specializing in commercial litigation and business reorganization, the last five of which he was a partner.

Management

Jay Sugarman has been a Director of WCI since 1995. Mr. Sugarman is Chairman of the Board and Chief Executive Officer of iStar Financial, Inc., a publicly traded finance company focused on the real estate industry. From 1996 to 1997, he was Senior Managing Director of Starwood Capital Group, LLC and from 1993 to 1996, was President of Starwood Mezzanine Investors, L.P.

Stewart Turley has been a Director of WCI since February 1999. Mr. Turley was Chairman of the Board and Chief Executive Officer of Eckerd Corporation and also held the positions of manager of Eckerd’s non-drug operations, Vice President, Senior Vice President, President and Chief Executive Officer before retiring in 1997. Mr. Turley also serves on the boards of Sprint Corporation, and MarineMax, Inc.

BOARD OF DIRECTORS

Our restated certificate of incorporation requires our board of directors to consist of at least three members. Currently, our board has nine members. Our restated certificate of incorporation provides for three classes of directors, each class serving for a three-year term, with one class being elected each year by WCI’s stockholders. For more information on our board, see the section captioned “Description of capital stock — Anti-Takeover Measures — Election and removal of directors.” Currently, the directors of the key subsidiary of WCI Communities, Bay Colony-Gateway, are the same as that of WCI Communities.

We have an Investors Agreement that will terminate when we complete this offering. The Investors Agreement contains certain supermajority voting provisions with respect to WCI and its subsidiaries, regarding the sale of assets and property in excess of $25.0 million, the issuance of stock or incurrence of indebtedness in excess of $25.0 million and the termination of employment or amendment to the respective employment and consulting agreements of Al Hoffman, Jr. and Don E. Ackerman.

COMMITTEES OF THE BOARD OF DIRECTORS

There are two committees of the board of directors: the Audit Committee and the Compensation Committee. The board of directors may also establish from time to time any other committees that it deems necessary or advisable.

The Audit Committee is responsible for making recommendations to the board of directors regarding the selection of independent accountants to audit our annual financial statements, conferring with the independent accountants and reviewing the scope and the fees of the annual audit, reviewing our audited financial statements, accounting and financial procedures, monitoring our ethics and conflict of interest procedures and approving the nature and scope of nonaudit services performed by the independent accountants. The Audit Committee consists of Mr. Handy, Mr. Landry and Mr. Turley.

The Compensation Committee is responsible for reviewing and making recommendations to the board of directors on all matters concerning compensation of management. The Compensation Committee is comprised of Mr. Turley, Mr. Sugarman, Mr. McWilliams, Mr. Handy and Mr. Landry with Mr. Turley serving as the chairman.

DIRECTOR COMPENSATION

Each director who is not our employee will receive a fee of $5,000 for each full-day board meeting attended, $2,500 for each half-day board meeting attended and $500 for each telephone meeting attended. In addition, committee chairmen receive an annual fee of $3,000 and committee members receive an annual fee of $2,000. Directors who are also our employees will receive no remuneration

Management

for serving as directors. Directors’ fees may be applied toward the exercise of vested stock options under the Non-Employee Directors’ Stock Incentive Plan.

Non-Employee Directors’ Stock Incentive Plan

WCI has a 1998 WCI Communities, Inc. Non-Employee Directors’ Stock Incentive Plan (formerly the 1998 Watermark Communities, Inc. Non-Employee Directors Stock Incentive Plan), pursuant to which non-qualified stock options to purchase up to 215,112 shares of the common stock of WCI Communities may be granted to non-employee directors of WCI Communities or any of its subsidiaries. The Compensation Committee administers the plan, and will from time to time grant options under the plan in a form and having terms, conditions and limitations as the committee may determine in accordance with the plan. The terms, conditions and limitations must be set forth in a stock option agreement. No option may be granted under the plan after December 4, 2008, but the terms of options granted on or before that date may extend beyond December 4, 2008. Participants may defer all or a portion of their directors’ meeting fees to apply to the exercise price of vested shares under the plan. In the event of any change in the outstanding common stock of WCI by reason of stock split, spin-off, stock dividend, reorganization, merger, consolidation or similar event, the number of shares subject to the plan and available for or covered by options and related option prices will be adjusted. Except as otherwise provided in a stock option agreement, in the event of a change of control, as defined in the plan, the committee may, in its discretion, take any actions it deems necessary or desirable, including without limitation, acceleration of exercisability of an option, cash out of an option or substitution of benefits to substantially preserve the value, rights and benefits of an affected option. The committee has the authority to amend the terms and conditions applicable to outstanding options granted under the plan, provided that no action may modify any outstanding option in a manner adverse to a participant without the participant’s consent, other than as provided for in the plan. Our board of directors may amend, suspend or terminate the plan, except that no action, other than as provided for in the plan, may be taken which would, without stockholder approval, increase the aggregate number of shares available for options under the plan, decrease the option price of outstanding options, change the requirements relating to the committee or extend the term of the plan.

EXECUTIVE COMPENSATION

The following table sets forth all compensation earned and/or paid for services rendered to us with respect to our Chief Executive Officer and our four other most highly compensated executive officers at the end of our last completed three fiscal years.

Summary Compensation Table

		Annual compensation				Long-term compensation

					Other	Securities
	Fiscal				annual	underlying		All other
Name and principal position	Year	Salary	Bonus		compensation	options(1)	LTIP payouts	compensation

Alfred Hoffman, Jr./Chief Executive Officer	2001	$900,000	$1,080,000		$—	$—	$—	$—
	2000	750,000	1,275,000		—	—	—	—
	1999	700,000	890,000		—	—	—	—

Jerry L. Starkey/ President/COO	2001	650,000	783,315		—	143,408	—	190,365	(2)
	2000	450,000	982,400		—	71,704	—	96,448	(2)
	1999	356,250	428,750	(3)	—	—	—	—

Michael R. Greenberg/Senior Vice President	2001	375,000	570,383		—	34,418	—	—
	2000	275,000	330,000		—	45,891	—	—
	1999	224,257	151,671		—	107,556	—	—

Management

		Annual compensation			Long-term compensation

				Other	Securities
	Fiscal			annual	underlying		All other
Name and principal position	Year	Salary	Bonus	compensation	options(1)	LTIP payouts	compensation

James P. Dietz/Senior Vice President/CFO	2001	325,000	391,658	—	34,418	—	20,000	(2)
	2000	275,000	264,000	—	45,891	—	20,000	(2)
	1999	225,016	133,125	—	38,713	—	20,000	(2)

George R. Page/Senior Vice President	2001	350,000	240,564	—	34,418	—	—
	2000	300,000	338,400	—	45,891	—	48,050	(4)
	1999	257,658	198,400	—	—	—	—

(1)	Represents options for common stock that, prior to August 31, 2001, were of our former parent company, Watermark. WCI has assumed the option plans of Watermark following Watermark’s merger into WCI. This offering will not result in accelerated vesting of the remaining unvested portion of these option grants. These options will continue to vest and be exercisable according to their terms.

(2)	Reflects payment related to terminated Florida Design Communities Deferred Compensation Bonus Plan. Under the plan, payment was made after the fifth anniversary of the date of grant, subject to a five-year vesting schedule.

(3)	Includes bonus from Florida Design Communities Deferred Compensation Bonus Plan which was terminated in 1998.

(4)	One-time payout related to the elimination of age weighted 401(k) bonus.

Grants of Stock Options(1)

The following table sets forth all grants of options to acquire WCI shares of common stock to our executive officers named in the summary compensation table in the fiscal year ended December 31, 2001.

	Individual grants

		Percent of
		total
	Number of	options
	securities	granted to
	underlying	employees	Exercise or
	options	in fiscal	base price	Expiration	Grant Date
Name/principal position	granted	year	($/Sh)	date	Present Value(2)

Alfred Hoffman, Jr./ Chief Executive Officer	—	—	—	—	—

Jerry L. Starkey/ President COO	143,408	30.7	$10.46	January 1, 2011	$2.67

Michael R. Greenberg/ Senior Vice President	34,418	7.4	10.46	January 1, 2011	2.67

James P. Dietz/ Senior Vice President/ CFO	34,418	7.4	10.46	January 1, 2011	2.67

George R. Page/ Senior Vice President	34,418	7.4	10.46	January 1, 2011	2.67

(1)	Represents options for common stock that, prior to August 31, 2001, were of our former parent company, Watermark. WCI has assumed the option plans of Watermark following Watermark’s merger into WCI.

(2)	In accordance with the Securities and Exchange Commission rules, grant date present value is determined by using the Black- Scholes option model with the following assumptions: expected option life of six years, dividend yield of $0 and expected volatility of zero percent. The risk free interest rate at the grant date was 5.03%.

Management Incentive Compensation Plan

WCI has a WCI Communities Inc. Management Incentive Compensation Plan (formerly the Watermark Communities, Inc. Management Incentive Compensation Plan) which provides selected employees with the opportunity to receive a cash bonus based on the employee’s and WCI’s annual performance. The

Management

Management Incentive Compensation Plan covers individuals employed at WCI in positions designated by senior management as those that impact corporate earnings. Individual awards under the Management Incentive Compensation Plan are expressed as a percentage of salary ranging from 10% to 100% depending on job classification and are determined based on the degree to which certain performance and financial targets are achieved by the employee and WCI. The President/ Chief Operating Officer may receive a bonus of up to 200% of his annual salary. These targets are proposed by the Chief Executive Officer or President/ Chief Operating Officer, subject to approval by the Compensation Committee, at the beginning of each year. Awards may be more or less than targeted amounts depending upon actual results compared with the goals established.

Stock Purchase and Option Plan for Key Employees

WCI has a 1998 Stock Purchase and Option Plan for Key Employees (formerly the Watermark Communities 1998 Stock Purchase and Option Plan for Key Employees), pursuant to which incentive stock options (as defined under Section 422 of the Code), non-qualified stock options, restricted stock or other stock-based awards to purchase up to 10% of the issued and outstanding shares of our common stock may be granted to employees or other persons having a relationship with us or one of our subsidiaries. The 1998 Stock Purchase and Option Plan provides that if a participant is terminated other than for cause within a year after a change in control or if a participant terminates his employment for good reason following a change of control, all unvested stock options granted to that participant will vest and be freely exercisable. The Compensation Committee shall administer the plan, and may from time to time grant awards in a form and having terms, conditions and limitations as the committee may determine in accordance with the plan. The terms, conditions and limitations are set forth in grant agreements. No award may be granted under the plan more than ten years after stockholder approval of the Plan, but the terms of awards granted on or before that date may extend beyond that date. In the event of any change in the outstanding common stock of WCI by reason of stock split, spin-off, stock dividend, reorganization, merger, consolidation or similar event, the committee must adjust appropriately the number of shares subject to the plan and make any other revisions as it deems equitably required. The committee has the authority to amend the terms and conditions applicable to outstanding awards granted under the plan, but not to modify any outstanding award in a manner adverse to a participant without that participant’s consent (other than as provided for in the plan). Our board of directors may amend, suspend or terminate the plan, except that no action (other than as provided for in the plan) may be taken which would, without stockholder approval, increase the aggregate number of shares available for awards under the plan, decrease the price of outstanding awards, change the requirements relating to the committee or extend the term of the plan.

Employment agreements

Mr. Hoffman has an employment agreement with WCI, pursuant to which he is employed as its Chief Executive Officer for four years ending on December 31, 2002. The agreement automatically renews for successive one-year terms unless either Mr. Hoffman or WCI notifies the other party to the contrary. Mr. Hoffman’s annual salary for 2001 was $900,000 and he will receive a bonus for 2001 of $1,080,000. Effective January 1, 2002, Mr. Hoffman’s annual salary will be $1,100,000 and he will be entitled to be paid a bonus of 120% to 200% of his annual salary, depending on the level of achievement of certain objectives by WCI and its affiliates. Mr. Hoffman may terminate his employment and become a consultant to WCI, after providing notice of his intention to do so. During the four-year term of Mr. Hoffman’s agreement, the board of directors of WCI has the right to approve or disapprove of Mr. Hoffman’s election to act as a consultant. If Mr. Hoffman becomes a consultant, he will be paid consulting compensation equal to 50% of his then aggregate annual compensation. Any consulting period will end on June 30, 2005.

Management

If Mr. Hoffman’s employment is terminated by WCI without cause, Mr. Hoffman will continue to be paid at an annual rate equal to his aggregate annual compensation for the balance of the then current employment term; plus the next renewal term, if any, unless notice of termination is given and neither party had given notice of non-renewal prior to the notice of termination. If the board of directors materially diminishes Mr. Hoffman’s powers or duties, Mr. Hoffman may terminate the agreement, in which circumstance WCI must continue to pay him his aggregate annual compensation for the greater of (1) the balance of the then current employment term, plus the next renewal term, if any, unless notice of termination is given and neither party had given notice of non-renewal prior to the notice of termination or (2) 30 months. During the term of the agreement and for the three years thereafter, Mr. Hoffman may not compete with WCI and may not solicit any employee of WCI to accept employment with him or any other person.

Severance Agreements

We expect to enter into severance agreements with Mr. Starkey, Mr. Dietz and certain of our senior vice presidents. The severance agreements relating to Mr. Starkey and Mr. Dietz will provide that, in the event of a change of control, if either is terminated without cause or if his duties are materially changed, then he will receive one year’s salary in exchange for an agreement not to solicit any of our employees for one year after they are terminated and, at the option of Mr. Starkey or Mr. Dietz, as the case may be, they will receive an additional two years salary if they execute a non-compete agreement whereby they agree for twelve months not to accept employment with certain builders or developers. The severance agreements to be entered into with certain of our senior vice presidents will provide that, in the event of a change of control, they will receive six months salary if they are terminated without cause or if their duties are materially changed, provided that they agree not to solicit any of our employees for one year after termination, and, at their option, they will receive an additional year’s salary if they execute a non-compete agreement which will be effective for nine months.

Related party transactions

In February 2001, we paid $718,750 to Citicorp Venture Capital, Ltd., a beneficial owner of our common stock through its ownership interest in Communities Investor Limited Partnership, for services rendered in connection with the offering of our 10 5/8% senior subordinated notes due 2011. In addition, an affiliate of Citicorp Venture Capital purchased $25.0 million of our 10 5/8% senior subordinated notes due 2011 in connection with the offering of those notes and another affiliate of Citicorp Venture Capital is a participant under our senior secured credit facility having provided $35.0 million of term loans under that facility.

Thomas F. McWilliams purchased a residence for $460,000, the list price, in June 2001. WCI and Mr. McWilliams entered into a lease agreement wherein Mr. McWilliams leased the residence to WCI for a period of one year from the date of closing in consideration of a decorator allowance in the amount of $37,940 to be credited against the purchase price at closing.

On December 14, 2001, Watermark One General Partnership, formed by five employees, James Dietz, Michael Greenberg, George Page, Dwight Thomas and John Ferry, contracted for the purchase of a tower residence for $1.4 million, a price which at that time was made available to unaffiliated third parties with respect to similar units.

During the fourth quarter of 2001, a company wholly-owned by Mr. Hoffman and Mr. Ackerman, ALDON Realty, acted as a broker for the sale of one of our parcels for $1.6 million. The commission earned totaled $70,000, and will be split among ALDON Realty, Matthew Hoffman, Mr. Hoffman’s son, and other associates of ALDON Realty.

On December 17, 2001, Michael Curtin’s brother-in-law entered into a contract to purchase a home at Waterlefe for $639,990, the list price.

In June 2000, Jerry L. Starkey received an advance of his vested and unvested deferred compensation in an amount equal to $349,000 in connection with the purchase of a home. In exchange for the advance, he executed a promissory note in favor of Watermark, our former parent, in an amount equal to the advance, which bears interest at 10%. The promissory note was subsequently amended to be payable to WCI. The principal amount of this loan was repaid, and interest on this loan will be forgiven in accordance with its terms if Mr. Starkey continues to be employed by us.

In August 2000, the remaining balance of the $82.5 million Ohio Savings Bank loan and the $50.5 million Starwood Financial loan were combined under a restated loan agreement with iStar Financial representing a total balance of $72.5 million. The loan was fully repaid in February 2001.

In March 1999, we acquired approximately 14,800 acres of non-contiguous land in Palm Beach and Martin Counties from the John D. and Catherine T. MacArthur Foundation for $227.5 million. We simultaneously sold approximately 2,200 acres for $132.5 million. The remainder of the land, approximately 12,600 acres, was acquired with the proceeds of a loan by Ohio Savings Bank in the amount of $82.5 million and $20.0 million of cash. We have begun the entitlement process on this land and we expect to continue to sell some of this property to third parties. As of December 31, 2001, we have sold approximately 9,900 of the 12,600 acres for $247.6 million in property sales. We expect to sell an additional 400 acres and develop the remaining 2,300 acres for our own homebuilding and amenities operations. The MacArthur Foundation is a principal stockholder in WCI. See “Related party transactions” and “Principal stockholders.”

A portion of the $82.5 million loan from Ohio Savings Bank that was used to finance the acquisition of the MacArthur Foundation land was syndicated to an affiliate of iStar Financial Inc. Jay Sugarman, a member of our board of directors, is the Chairman and Chief Executive Officer of iStar Financial Inc. Mr. Sugarman did not vote in connection with this transaction.

Related party transactions

In June 1999, Communities Finance Company sold multi-family residential parcels to an entity in which Mr. Landry is a principal for the list price of $6.0 million. The parcels had been marketed at that price for several months. Mr. Landry is a member of our board of directors.

In December 1999, we entered into a month-to-month lease agreement with N501EK, L.L.C. for the non-exclusive use of a 1978 Cessna 501 aircraft. During the term of the lease, we pay a lease payment of $25,600, per month, and $700 per flight hour based on actual usage. Mr. Ackerman and Mr. Hoffman own 75% of N501EK, L.L.C.

On November 19, 1997, Mr. Ackerman purchased an equity membership in the Bay Colony Golf Club for $115,000 consisting of a $90,000 down payment and a $25,000 interest-free loan from us. Upon the resale of this membership, Mr. Ackerman will receive 80% of the resale price of the membership and the loan will become due and payable in full.

Pursuant to a lease agreement, dated March 18, 1996, with Walden Center LLC, we lease approximately 62,200 square feet of commercial office space from Walden Center LLC for use as our headquarters. The term of the lease is ten years with two five-year renewal options. Base rent under the lease is $14.00 per square foot, which is adjusted annually based on United States Consumer Price Index. Lease payments aggregated approximately $1.2 million in 2001. Mr. Ackerman serves as Chairman of the Board of Walden Center LLC, and he and his immediate family beneficially own 100% of Walden Center LLC.

Pursuant to four separate lease agreements between Sun City Center Office Plaza, Inc. (“SCCOP”) and each of Financial Resources Group, Inc., First Fidelity Title Company, Sun City Center Realty, Inc., and WCI Planning and Design Center (collectively, the “SCCOP Lessees”), SCCOP leases to the SCCOP Lessees commercial office space in Sun City Center Office Plaza. Financial Resources leases 2,268 square feet for $16.97 per square foot under a lease expiring August 2007. First Fidelity leases 2,988 square feet for $14.85 per square foot under a lease expiring August 2007. Sun City Center Realty leases 5,242 square feet for $18.00 per square foot under a lease expired December 2001. WCI Planning and Design Center leases 3,558 square feet for $15.30 per square foot under a lease expiring November 2002. Messrs. Ackerman and Hoffman beneficially own approximately 19.6% and approximately 60.7% of SCCOP, respectively. Messrs. Starkey, Flinn and Dietz together beneficially own 3.5% of SCCOP.

Mr. Ackerman has an agreement with WCI, pursuant to which he provides advice on major financial and strategic business planning to WCI for ten years, ending on July 24, 2005. Under the agreement, Mr. Ackerman is paid $500,000 annually and he receives a benefit allowance of $100,000 in lieu of employee welfare benefits otherwise provided by WCI for health, life and disability insurance, 401(k) savings plans and other similar benefit programs. Mr. Ackerman receives a further allowance of $60,000 for support expenses, since he maintains a separate office and does not lease office space or secretarial support from us. If Mr. Ackerman’s agreement is terminated by WCI without cause, we must pay, at our option, either: (1) a termination payment representing the net present value of the annual compensation for the balance of the term of his agreement or (2) his annual compensation in equal monthly installments for the balance of the term of his agreement, as if no termination had occurred. In either case, we must continue to pay Mr. Ackerman his benefit allowance on a monthly basis, as if no termination had occurred. If the board materially diminishes Mr. Ackerman’s powers or duties, Mr. Ackerman may terminate the agreement, which termination will be treated as termination without cause by us for the purpose of payments to Mr. Ackerman. If Mr. Ackerman’s agreement is terminated by his disability or death, we will continue to pay to his estate the annual salary and benefit allowance for the remaining term of the agreement, reduced by 25%. During the term of the agreement and for the following three years, Mr. Ackerman may not compete with us and may not solicit any of our employees to accept employment with him or any other person.

Principal stockholders

The following table contains information about the beneficial ownership of our common stock before and after our initial public offering for:

—     each person who beneficially owns more than five percent of the common stock;

—     each of our directors;

—     the named executive officers; and

—     all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 36,381,715 shares of common stock outstanding as of March 11, 2002, and 43,281,715 shares of common stock outstanding after completion of this offering. Fractional shares have been rounded to the nearest whole number.

The table assumes no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full, we will sell up to an aggregate of 1,035,000 additional shares of our common stock, and up to 44,316,715 shares of common stock will be outstanding after the completion of this offering. The percentage of shares beneficially owned after the offering is calculated based on the closing price of the shares on the first day of trading, which for purposes of this table we have assumed to be $19.00 per share.

Unless otherwise indicated, the address for each person or entity named above is WCI’s principal executive office.

		Percentage of shares
		beneficially owned
	Shares
	beneficially	Before	After
Name and address of beneficial owner	owned(1)	offering	offering

Citicorp Venture Capital, Ltd.(2)(3)	7,081,696	19.46%	13.54%
399 Park Avenue, 14th Floor New York, New York 10043

John D. and Catherine T. MacArthur Foundation(2)(4)	5,679,698	15.61%	13.12%
140 South Dearborn Street, Suite 110 Chicago, Illinois 60603

Kamehameha Activities Association(2)(5)	7,081,696	19.46%	16.36%
c/o Estate of Bernice Pauahi Bishop 567 South King Street, Suite 200 Honolulu, Hawaii 96813

Alfred Hoffman, Jr.(2)(6)	5,096,295	14.01%	11.77%

Don E. Ackerman(2)(7)	4,749,883	13.06%	10.97%

Donald K. Basta(8)	2,645,117	7.27%	6.11%

Jerry L. Starkey(9)	250,626	*	*

James P. Dietz(10)	125,790	*	*

Steven C. Adelman(11)	45,196	*	*

R. Michael Curtin(12)	44,663	*	*

Milton G. Flinn(13)	45,546	*	*

David L. Fry(14)	67,627	*	*

Michael R. Greenberg(15)	80,595	*	*

Principal stockholders

		Percentage of shares
		beneficially owned
	Shares
	beneficially	Before	After
Name and address of beneficial owner	owned(1)	offering	offering

Vivien N. Hastings(16)	62,579	*	*

S. Charles Mattoff(17)	35,453	*	*

George R. Page(18)	186,588	*	*

F. Phillip Handy(19)	14,341	*	*

Lawrence L. Landry(20)	9,561	*	*

Thomas F. McWilliams(20)(21)	341,734	*	*

Joshua J. Mintz	—	*	*

Jay Sugarman(20)	14,341	*	*

Stewart Turley(20)	14,341	*	*

All current directors and executive officers as a group (18 persons)	11,185,160	30.08%	25.37%

*	Represents beneficial ownership of less than 1%.

(1)	The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he has no economic interest.

(2)	Prior to our initial public offering, 25,096,400 shares of common stock constituting 68.98% of WCI’s outstanding shares are held by Communities Investor Limited Partnership (“CILP”), and beneficially owned by its general and limited partners including Kamehameha Activities Association, Citicorp Venture Capital, Ltd. (“CVC”), John D. and Catherine T. MacArthur Foundation, Alfred Hoffman, Jr. and Don E. Ackerman. Under the limited partnership agreement of CILP (the “CILP Agreement”), the shares held by CILP will be distributed to the partners after the consummation of the initial public offering pursuant to a formula set forth in the CILP Agreement that is based upon the closing price of the shares at the end of the first day of trading. For consistency of presentation, we have disclosed the number of shares (and the related beneficial ownership percentage) that Kamehameha, CVC, the MacArthur Foundation, Mr. Ackerman and Mr. Hoffman would have owned prior to the consummation of the initial public offering as if the shares of CILP had been distributed prior to the initial public offering based on the mid-point of the range included on the cover page of this prospectus.

(3)	For consistency of presentation we have treated the shares held by CILP as if those shares had been distributed to its partners prior to the initial public offering. The shares shown as beneficially owned by CVC includes all of the shares owned or allocated to CVC that are also beneficially owned by certain employees of CVC and certain other investors. Thomas McWilliams, as managing director of CVC, has voting and investment control of those shares prior to the initial public offering, by virtue of a power of attorney that terminates upon the initial public offering. Prior to the offering and assumed distribution of shares, CVC has voting control of 7,997,213 shares of common stock by virtue of the CILP Agreement and the related voting agreement. The voting agreement terminates upon completion of the initial public offering. After the initial public offering, CVC will beneficially own 5,861,915 shares and will not have the power to vote or dispose of the shares beneficially owned by employees of CVC and certain other investors.

(4)	For consistency of presentation we have treated shares held by CILP as if those shares had been distributed to its partners prior to the initial public offering. Prior to the offering and the assumed distribution of the shares to the CILP partners, the McArthur Foundation has voting control over 6,397,769 shares of common stock by virtue of the CILP Agreement and the related voting agreement. The voting agreement terminates upon completion of the initial public offering. In addition, the MacArthur Foundation beneficially owns 14,341 options to acquire common stock of WCI that are exercisable within 60 days of the date hereof.

(5)	For consistency of presentation we have treated shares owned by CILP as if those shares had been distributed to its partners prior to the initial public offering. Prior to the offering and the assumed distribution of the shares to the CILP partners, Kamehameha has voting control over 7,997,213 shares of common stock by virtue of the CILP Agreement and the related voting agreement. The voting agreement terminates upon completion of the initial public offering.

Principal stockholders

(6)	Includes 2,582,068 shares of common stock beneficially owned by Alfred Hoffman, Jr. as Trustee of the Alfred Hoffman, Jr. Trust dated May 5, 1995 and 2,514,227 shares owned by CILP that for consistency of presentation we have treated as if those shares had been distributed to Mr. Hoffman prior to the initial public offering. Prior to the offering and the assumed distribution of shares to the CILP partners, Mr. Hoffman has voting control over 1,297,472 shares owned by CILP by virtue of the CILP Agreement and a related voting agreement and 2,582,068 shares of common stock that he owns directly. After the offering, the shares of WCI held by CILP will be distributed to its partners and therefore no longer subject the CILP Agreement and a related voting agreement. Mr. Hoffman disclaims ownership in the shares attributed to him but with respect to which he has no rights.

(7)	Includes 2,235,656 shares of common stock beneficially owned by the Don E. Ackerman Trust dated December 14, 1996 of which Don E. Ackerman is the trustee and 2,514,227 owned by CILP that for consistency of presentation we have treated as if those shares had been distributed prior to the initial public offering. The shares held by CILP are indirectly held either directly by Mr. Ackerman or by the Ackerman Family Limited Partnership which Mr. Ackerman controls. Prior to the offering and the assumed distribution of shares to the CILP partners, Mr. Ackerman has voting control over 1,297,472 shares beneficially owned by virtue of the CILP Agreement and a related voting agreement and 2,235,656 shares of common stock that he beneficially owns. After the offering, the shares of WCI held by CILP will be distributed to its partners and therefore no longer subject to the CILP Agreement and a related voting agreement. Mr. Ackerman disclaims ownership in the shares attributed to him but with respect to which he has no rights.

(8)	Includes 895,021 shares held by Donald K. Basta, as Voting Trustee for Elisabeth Hoffman under Trust dated January 4, 1999; 895,021 shares held by Donald K. Basta, as Voting Trustee for Melissa Hoffman under Trust dated January 4, 1999 and 855,076 shares held by Donald K. Basta, as Voting Trustee for Matthew P. Hoffman under Trust dated January 4, 1999.

(9)	The number of shares of common stock shown as beneficially owned includes 217,688 options to acquire common stock of WCI that are exercisable within 60 days of the date hereof.

(10)	The number of shares of common stock shown as beneficially owned includes 112,066 options to acquire common stock of WCI that are exercisable within 60 days of the date hereof.

(11)	The number of shares of common stock shown as beneficially owned includes 31,468 options to acquire common stock of WCI that are exercisable within 60 days of the date hereof.

(12)	The number of shares of common stock shown as beneficially owned includes 38,486 options to acquire common stock of WCI that are exercisable within 60 days of the date hereof.

(13)	The number of shares of common stock shown as beneficially owned includes 38,684 options to acquire common stock of WCI that are exercisable within 60 days of the date hereof.

(14)	The number of shares of common stock shown as beneficially owned includes 51,154 options to acquire common stock of WCI that are exercisable within 60 days of the date hereof.

(15)	The number of shares of common stock shown as beneficially owned includes 80,595 options to acquire common stock of WCI that are exercisable within 60 days of the date hereof.

(16)	The number of shares of common stock shown as beneficially owned includes 37,871 options to acquire common stock of WCI that are exercisable within 60 days of the date hereof.

(17)	The number of shares of common stock shown as beneficially owned includes 21,041 options to acquire common stock of WCI that are exercisable within 60 days of the date hereof.

(18)	The number of shares of common stock shown as beneficially owned includes 112,465 options to acquire common stock of WCI that are exercisable within 60 days of the date hereof.

(19)	The number of shares of common stock shown as beneficially owned includes 6,882 options to acquire common stock of WCI that are exercisable within 60 days of the date hereof.

(20)	Other than with respect to Mr. Landry, the number of shares of common stock shown as beneficially owned includes 14,341 options to acquire common stock of WCI that are exercisable within 60 days of the date hereof. The number of shares of common stock shown as beneficially owned by Mr. Landry includes 9,561 options to acquire common stock that are exercisable within 60 days of the date hereof.

(21)	Includes 33,070 shares of common stock held indirectly by the Thomas F. McWilliams Flint Trust u/t/a 10/27/98 for Mr. McWilliams and 294,323 shares of common stock held indirectly by Alchemy L.P. of which Mr. McWilliams is the general partner. Prior to the initial public offering, the Flint Trust and Alchemy hold their shares indirectly by virtue of their partnership interests in CILP. After the initial public offering, the shares will be directly held by the Flint Trust and Alchemy because the shares of WCI held by CILP will be distributed to its partners. The shares shown as beneficially owned by Thomas McWilliams do not include shares owned or allocated to CVC, certain employees of CVC and certain other investors. Thomas McWilliams, as managing director of CVC, has voting and investment control of those shares prior to the initial public offering, by virtue of a power of attorney that terminates upon the initial public offering.

Description of capital stock

Our authorized capital stock consists of 100,000,000 shares of common stock, $.01 par value per share, 100,000,000 shares of series common stock, $.01 par value per share and 100,000,000 shares of preferred stock, $.01 par value per share.

As of March 11, 2002, our outstanding capital stock consisted of 36,381,715 shares of common stock. As of March 11, 2002, (1) we had no other shares of any class or series issued and outstanding and (2) we had no outstanding warrants, rights or convertible securities. In addition,

—	3,638,172 shares of common stock were reserved for issuance upon the exercise of stock options that were granted or reserved to be granted under the 1998 Stock Purchase and Option Plan for Key Employees; and

—	215,112 shares of common stock were reserved for issuance upon the exercise of stock options granted or to be granted under the Non-Employee Directors’ Stock Incentive Plan.

Upon consummation of the offering, our capital stock outstanding will consist of 43,281,715 shares of common stock, par value $.01 per share, and no shares of preferred stock, par value $.01 per share. These shares of preferred stock will not have been designated as to series and will be available for issuance from time to time in one or more series at the discretion of our board of directors. While we have no present intention to issue shares of preferred stock, any such issuance could be used to discourage, delay or make more difficult a change in control of WCI.

The common stock has one vote per share. All outstanding shares of the common stock are validly issued, fully paid and nonassessable. As of March 11, 2002, there were 46 holders of all of our common stock.

The following description of the material terms of our capital stock is subject to our restated certificate of incorporation and second amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and the provisions of applicable Delaware law.

COMMON STOCK

Voting rights

Each share of common stock will be entitled to one vote. Except as noted above, and except as provided under the Delaware General Corporation Law, the holders of shares of common stock vote together as a single class on all matters on which stockholders are permitted or entitled to vote, including the election of directors.

Dividends

Each share of common stock will be entitled to receive dividends if, as and when declared by the board of directors out of funds legally available for that purpose, subject to preferences that may apply to any preferred stock that we may issue in the future. See “Dividend policy.”

Liquidation rights

In the event of our dissolution or liquidation, after satisfaction of all our debts and liabilities and distributions to the holders of any preferred stock that we may issue in the future, if any, of amounts to which they are preferentially entitled, holders of common stock will be entitled to share ratably with holders of common stock in the distribution of assets to the stockholders.

Description of capital stock

Other provisions

There are no cumulative, subscription or preemptive rights to subscribe for any additional securities which we may issue, and there will be no redemption provisions, conversion provisions or sinking fund provisions applicable to the common stock.

Upon the closing of this offering, all the outstanding shares of common stock will be validly issued, fully paid and nonassessable.

Election of directors

The election of the directors of WCI will be determined by a majority of the votes cast at the general meeting at which the directors are elected. Stockholders of WCI will not have cumulative voting rights. Accordingly, the holders of a majority of the voting rights attaching to our common stock will, as a practical matter, be entitled to control the election of all directors. After this offering, five stockholders and their affiliates will collectively control approximately 65.8% of the voting rights and will as a result have the power to control the election of all of the WCI directors.

Transfer

Common shares will be, subject to the restrictions and requirements described in this prospectus, transferable by their holders.

PREFERRED STOCK AND SERIES COMMON STOCK

The rights and preferences of our authorized preferred stock and series common stock initially will be undesignated. Our board of directors has the authority to issue the preferred shares and series common stock in one or more series and to fix the rights, preferences, privileges and restrictions attaching to those shares, including dividend rights, conversion rights, voting rights, redemption terms and prices, liquidation preferences and the numbers of shares constituting any series and the designation of any series, without further vote or action by the stockholders.

Subject to applicable law and stock exchange regulations, any series of preferred stock or series common stock could, as determined by our board of directors at the time of issuance, rank senior to our common stock with respect to dividends, voting rights, redemption and liquidation rights.

At present, we have no preferred stock or series common stock outstanding and have no plans to issue any preferred shares or series common stock.

BOARD ACTIONS

WCI’s second amended and restated by-laws provide that certain actions require approval by our board of directors. Actions will require approval by a majority of the votes present and entitled to be cast at a properly convened meeting of our board of directors.

THE NEW YORK STOCK EXCHANGE

Our common stock has been authorized for listing on the New York Stock Exchange under the symbol “WCI”.

TRANSFER AGENT AND REGISTRAR

We have selected Computershare Investor Services, LLC as a transfer agent and registrar for the common shares in the United States.

Description of capital stock

REGISTRATION RIGHTS

After this offering, the holders of 28,469,488 shares of common stock will be entitled to various rights with respect to the registration of such shares under the Securities Act pursuant to a registration rights agreement to be entered into prior to the consummation of this offering. Under the terms of this agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, the holders of our common stock who are parties to our registration rights agreement are entitled to notice of the registrations and are entitled, subject to limitations, to include shares in the registration. Citicorp Venture Capital, Kamehameha Activities Association and the John D. and Catherine F. MacArthur Foundation, together acting as a group, and the estates of Don Ackerman and Al Hoffman, acting individually, may require us to file a registration statement under the Securities Act with respect to their shares on one occasion each, and we have agreed to bear all registration expenses other than underwriters discounts and selling concessions incurred in connection with these requested registrations. In the demand registrations, we are required to use our reasonable best efforts to complete the registration. The total number of shares subject to demand registration is 36,381,715. These rights are subject to conditions and limitations, among them, the right of the underwriters of an offering to limit the number of shares included in a registration. Pursuant to agreements with the underwriters of this offering, the holders entitled to these various registration rights have agreed to waive such rights for 180 days following the date of this prospectus.

ANTI-TAKEOVER MEASURES

Delaware law

We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

—	prior to the business combination our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

—	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, such stockholder owned at least 85% of our outstanding voting stock at the time such transaction commenced, excluding for the purpose of determining the number of shares outstanding those shares owned:

—	by our officers and directors and

—	by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

—	at or subsequent to such time the business combination is approved by our board of directors and authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of our outstanding voting stock which is not owned by the interested stockholder.

A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years did own) 15% or more of the corporation’s voting stock. The

Description of capital stock

statute could have the effect of delaying, deferring or preventing a change in our control or reducing the price that some investors might be willing to pay in the future for our common stock.

Election and removal of directors

Our restated certificate of incorporation provides for three classes of directors, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by WCI’s stockholders. Directors may be removed only for cause and only by the affirmative vote of seventy-five percent in voting power voting as a single class of all shares of WCI entitled to vote generally in the election of directors. In addition, the authorized number of directors may be changed only by resolution of our board of directors and does not include a provision for cumulative voting for directors. These and other provisions contained in our restated certificate of incorporation and second amended and restated by-laws could delay or discourage certain types of transactions involving an actual or potential change in control of us or our management (including transactions in which stockholders might otherwise receive a premium for their shares over then current prices) and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Stockholder meetings and written consent

Our restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. In addition, special meetings of the stockholders can only be called by the chief executive officer of WCI, the president of WCI or the majority of the board of directors.

Stockholder nominations and proposals

Our second amended and restated by-laws provides that a stockholder may nominate one or more persons for election as directors or may bring other business at an annual meeting only if the stockholder has given written notice, either by personal delivery or certified mail, to the corporate secretary of WCI not less than 90 days and not more than 120 days before the first anniversary of the preceding year’s annual meeting. Each notice must contain:

—	as to each person whom the stockholder proposes to nominate for election or re-election as a director, all information relating to the nominee required by the proxy rules under the Securities Exchange Act of 1934, as amended, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected;

—	as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting the business at the meeting and any material interest in such business of the stockholder and the beneficial owner, if any, on whose behalf the proposal is made;

—	the name and address of the stockholder or beneficial owner, if any, on whose behalf the proposal is made, as they appear on WCI’s stock transfer books;

—	the class, series and number of WCI shares which are owned beneficially and of record by such stockholder and such beneficial owner, if any; and

—	if the stockholder intends to solicit proxies in support of such stockholder’s proposal, a representation to that effect.

Business brought before an annual meeting without complying with these provisions will not be transacted.

Description of capital stock

LIABILITY OF OFFICERS AND DIRECTORS

Our restated certificate of incorporation provides that no director will be personally liable for violations of the director’s fiduciary duty, except

—	for any breach of the director’s duty of loyalty to the corporation or its stockholders,

—	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

—	for liability of directors for unlawful payment of dividends or unlawful stock purchase or redemptions or

—	for any transaction from which a director derived an improper personal benefit.

Our restated certificate of incorporation provides that WCI shall indemnify any officer or director to the full extent permitted under Delaware law. We have been informed that in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the Securities Act of 1933 is against public policy and is unenforceable.

Shares eligible for future sale

Prior to the offering, there has been no public market for our common stock. Sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock and could impair our ability to raise equity capital in the future.

Upon completion of the offering, 43,281,715 shares of our common stock will be outstanding. The shares sold in the offering, plus any shares issued upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act or by a person who is subject to a lock-up agreement as described below. Of those shares, 36,381,715 will be outstanding upon completion of the offering and will be restricted securities under Rule 144. Restricted securities may be sold in the public market only if the sale is registered or if it qualifies for an exemption from registration, such as under Rule 144, which is summarized below.

LOCK-UP AGREEMENTS

Each of the company, our executive officers and directors and substantially all our stockholders have agreed that, without the prior written consent of UBS Warburg LLC on behalf of the underwriters, they will not, during the period ended 180 days after the date of this prospectus, sell shares of common stock or any securities convertible into or exchangeable or exercisable into common stock, subject to certain exceptions, or take other similar or related actions, subject to limited exceptions, all as described under “Underwriting.” The lock-up agreements cover an aggregate of approximately 35,361,672 shares.

RULE 144

In general, under Rule 144 as currently in effect, and beginning after the expiration of the lock-up agreements, a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

—	one percent of the number of shares of common stock then outstanding, which will equal approximately 432,817 shares immediately after the offering; and

—	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us.

RULE 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. No shares outstanding upon completion of the offering that are restricted securities under Rule 144 may be sold immediately under Rule 144(k) without so complying.

Shares eligible for future sale

STOCK OPTIONS

After the completion of this offering, we intend to file a registration statement under the Securities Act to register all of the shares of common stock reserved for issuance under our 1998 Stock Purchase and Option Plan for Key Employees and our Non-Employee Directors’ Stock Incentive Plan. Based upon the number of shares currently reserved for issuance under this plan, this registration statement would cover approximately 4,543,284 shares. Shares registered under the registration statement will generally be available for sale in the open market immediately after the 180-day lock-up agreements expire.

Taking into account the lock-up agreements, and assuming UBS Warburg LLC does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

—	beginning on the effective date of the offering, only the shares sold in this offering will be immediately available for sale in the public market;

—	36,381,715 shares will become eligible for sale pursuant to Rule 144 beginning 180 days after the date of this prospectus; and shares eligible to be sold by affiliates or by persons who have held shares for less than 2 years pursuant to Rule 144 are subject to volume restrictions as described above; and

—	1,477,099 shares issuable upon exercise of outstanding options as of March 11, 2002 will be eligible for sale 180 days after the date hereof.

U.S. tax consequences to non-U.S. holders

The following summary describes the material United States federal income and estate tax consequences of the ownership of common stock by a Non-U.S. Holder (as defined below) as of the date hereof. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Special rules may apply to some Non-U.S. Holders, such as “controlled foreign corporations”, “passive foreign investment companies”, “foreign personal holding companies”, individuals who are United States expatriates and corporations that accumulate earnings to avoid United States federal income tax, that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the “Code”). Such persons should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them. This summary generally applies only to Non-U.S. holders that held our common stock as a capital asset within the meaning of section 1221 of the Code. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder and these authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of common stock should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

If a partnership holds the common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Persons who are partners of a partnership holding common stock should consult their own tax advisors.

As used in this section, a “U.S. Holder” of common stock means a holder that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source and (iv) a trust (X) that is subject to the primary supervision of a court within the United States and one or more United States persons have authority to control all substantial decisions of the trust or (Y) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person. A “Non-U.S. Holder” is a holder that is not a U.S. Holder.

DIVIDENDS

Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any effectively connected dividends received by a foreign corporation may, under particular circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to (a) complete Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable form) and certify under penalties of perjury, that the holder is not a United States person or (b) hold common stock through certain

U.S. tax consequences to non-U.S. holders

foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations. Special certification requirements apply to some Non-U.S. Holders that are entities rather than individuals.

A Non-U.S. Holder of common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (i) the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) WCI is or has been a “U.S. real property holding corporation” for United States federal income tax purposes.

An individual Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

WCI believes that it is currently a “U.S. real property holding corporation” for United States federal income tax purposes. If the common stock is “regularly traded on an established securities market” (as defined in the Code), only a Non-U.S. Holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of the common stock will be subject to United States federal income tax on the disposition of the common stock. If the common stock is not regularly traded on an established securities market, then all Non-U.S. Holders will be subject to United States federal income tax on the disposition of the common stock.

FEDERAL ESTATE TAX

Common stock held by an individual Non-U.S. Holder at the time of death will be included in the holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

WCI must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to the holder and the tax withheld with respect to dividends, regardless of whether withholding was required. Copies of the information returns reporting dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty or other applicable agreement.

A Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

U.S. tax consequences to non-U.S. holders

Payment of the proceeds of a sale of common stock within the United States or conducted through some U.S.-related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder’s United States federal income tax liability provided the required information is furnished to the IRS.

Underwriting

We and the underwriters named below have entered into an underwriting agreement concerning the shares we are offering. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Warburg LLC, Credit Suisse First Boston Corporation and Deutsche Banc Alex. Brown are the representatives of the underwriters. Subject to the terms and conditions set forth in the underwriting agreement, the underwriters will be obligated to purchase all of the shares offered hereby if any of the shares are purchased.

Number
Underwriters	of shares

UBS Warburg LLC	3,200,000

Credit Suisse First Boston Corporation	1,920,000

Deutsche Banc Alex. Brown	1,280,000

A. G. Edwards & Sons, Inc.	100,000

Janney Montgomery Scott LLC	100,000

Legg Mason Wood Walker, Incorporated	100,000

McDonald Investments Inc., a KeyCorp Company	100,000

Freimark Blair & Company, Inc.	50,000

Jolson Merchant Partners L.L.C.	50,000

Total	6,900,000

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy from us to an additional 1,035,000 shares at the initial public offering price less the underwriting discounts and commissions and estimated offering expenses to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,035,000 shares.

	No exercise	Full exercise

Per Share	$1.33	$1.33

Total	$9,177,000	$10,553,550

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $1,250,000. Expenses include the Securities and Exchange Commission and NASD filing fees, New York Stock Exchange listing fees, printing, legal, accounting and transfer agent and registrar fees and other miscellaneous fees and expenses.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.79 per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter

Underwriting

bear any risk associated with changing the offering price to the public or other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

Our company and each of our directors, executive officers and substantially all of our current stockholders have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable for shares of common stock until after the date that is 180 days after the date of this prospectus, without the prior written consent of UBS Warburg LLC. This agreement does not generally apply to the exercise of options under our employee benefits plans. Although it has advised us that it has no intent or understanding to do so, UBS Warburg LLC, in its sole discretion, may permit early release of the shares of our common stock subject to the restrictions detailed above prior to the expiration of the 180-day lock up period. UBS Warburg LLC has advised us that, prior to granting an early release of our common stock, it would consider factors including need, market conditions, the performance of our common stock price, trading liquidity, prior trading habits of the selling stockholder and other relevant considerations. UBS Warburg LLC has advised us that it will not consider its own holdings as a factor in its decision to grant an early release from the provisions of such lock-up agreements.

At our request, certain of the underwriters have reserved for sale, at the initial public offering price, up to 345,000 shares of our common stock being offered for sale to some of our directors, officers, employees and business affiliates. At the discretion of our management, other parties, including our employees, may participate in the reserved share program. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

—	the information set forth in this prospectus and otherwise available to the representatives;

—	the history and the prospects for the industry in which we compete;

—	the ability of our management;

—	our prospects for future earnings, the present state of our development, and our current financial position;

—	the general condition of the securities markets at the time of this offering; and

—	the recent market prices of, and the demand for, public traded common stock of generally comparable companies.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include stabilizing transactions. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. These transactions may also include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Short sales may be either “covered short sales” or “naked short sales.” Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered

Underwriting

short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

The underwriters and their affiliates have in the past performed investment banking, commercial lending and financial advisory services for us and our affiliates for which they have received customary compensation, and they may from time to time do so in the future. UBS Warburg LLC was an initial purchaser in connection with our $250.0 million and $100.0 million private placements of 10 5/8% senior subordinated notes due 2011 in February, 2001 and June, 2001, respectively. In connection with such private placements, UBS Warburg LLC received customary fees and expense reimbursement.

Each underwriter has represented and agreed that:

—	it has not offered or sold, and will not offer or sell, any ordinary shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

—	it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the ordinary shares in, from or otherwise involving the United Kingdom; and

—	it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the ordinary shares to a person who is an authorized or exempted person within the meaning of the Financial Services Act 1986 or any order made thereunder, or to any other person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise be lawfully issued or passed on.

Our common stock has been authorized for listing on the New York Stock Exchange under the symbol “WCI”.

Legal matters

Simpson Thacher & Bartlett, New York, New York, will pass upon the validity of the common stock offered by this prospectus. Cahill Gordon & Reindel, New York, New York will pass upon certain legal matters for the underwriters.

Experts

The consolidated financial statements of WCI Communities, Inc. as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We have filed with the Securities and Exchange Commission (which we refer to as the “SEC”), Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act of 1933, with respect to our common stock offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and the exhibits and schedules to the registration statement and to our registration statement on Form S-4 under the Securities Act whereby we registered some of our debt. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit are qualified in all respects by reference to the actual text of the exhibit. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which you can electronically access the registration statement, including the exhibits and schedules to the registration statement.

We are currently subject to the informational requirements of the Securities Exchange Act of 1934 pursuant to which we file periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing combined financial statements audited by an independent public accounting firm.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

WCI Communities, Inc.

Report of Independent Certified Public Accountants	F-2

Consolidated Financial Statements for the three years ended December 31, 2001	F-3

WCI Communities, Inc.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of WCI Communities, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of WCI Communities, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Fort Lauderdale, Florida

January 31, 2002, except as to the stock split described in Note 1 which is as of February 7, 2002

WCI Communities, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,

	2001	2000

	(dollars in thousands,
	except share data)

Assets

Cash and cash equivalents	$57,993	$55,737

Restricted cash	19,115	15,521

Contracts receivable	399,716	228,742

Mortgage loans held for sale	35,010	—

Mortgage notes and accounts receivable	23,764	33,322

Real estate inventories	774,443	649,007

Investments in amenities	37,859	34,832

Property and equipment	99,726	81,317

Investments in joint ventures	37,855	35,792

Other assets	48,647	38,109

Goodwill and other intangible assets	37,064	40,717

Total assets	$1,571,192	$1,213,096

Liabilities and Shareholders’ Equity

Accounts payable and accrued expenses	$178,737	$146,432

Customer deposits and other liabilities	227,963	170,860

Deferred income tax liabilities	26,550	15,715

Community development district obligations	36,286	26,944

Senior secured credit facility	250,000	289,000

Senior subordinated notes	354,936	—

Mortgages and notes payable	77,675	115,418

Finance subsidiary debt	—	72,495

Subordinated notes, 81% due to related parties	—	57,010

	1,152,147	893,874

Commitments and contingencies (Note 19)

Shareholders’ equity:

Common stock, $.01 par value; 50,000,000 shares authorized and 36,513,898 and 36,506,439 shares issued, respectively	365	365

Additional paid-in capital	139,193	139,148

Retained earnings	282,739	180,504

Treasury stock, at cost, 132,183 shares, respectively	(795)	(795)

Accumulated other comprehensive loss	(2,457)	—

Total shareholders’ equity	419,045	319,222

Total liabilities and shareholders’ equity	$1,571,192	$1,213,096

The accompanying notes are an integral part of these consolidated financial statements.

WCI Communities, Inc.

CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,

	2001	2000	1999

	(dollars in thousands, except share data)

Revenues

Homebuilding	$906,057	$614,665	$428,837

Parcel and lot	47,868	130,918	131,673

Amenity membership and operations	75,340	70,974	76,307

Real estate services and other	81,018	65,595	44,599

Total revenues	1,110,283	882,152	681,416

Costs of Sales

Homebuilding	624,550	445,386	324,791

Parcel and lot	30,150	59,377	75,865

Amenity membership and operations	50,532	55,820	63,596

Real estate services and other	60,416	46,351	19,676

Total costs of sales	765,648	606,934	483,928

Contribution margin	344,635	275,218	197,488

Other Expenses

Interest expense, net	52,532	43,363	42,621

Selling, general, administrative and other	103,124	80,483	64,480

Real estate taxes, net	7,355	9,315	7,581

Depreciation	5,555	4,425	4,398

Amortization of goodwill and intangible assets	3,653	3,229	2,383

Total other expenses	172,219	140,815	121,463

Income before income taxes and extraordinary item	172,416	134,403	76,025

Income tax (expense) benefit	(68,223)	(52,462)	5,562

Income before extraordinary item	104,193	81,941	81,587
Extraordinary item, net of tax

Net loss on debt restructuring	(1,958)	—	(1,694)

Net income	102,235	81,941	79,893

Other comprehensive loss, net of tax

Cumulative effect of a change in accounting principle	(746)	—	—

Unrealized derivative losses	(1,711)	—	—

Other comprehensive loss	(2,457)	—	—

Comprehensive income	$99,778	$81,941	$79,893

Earnings (loss) per share:
Basic

Income before extraordinary item	$2.86	$2.25	$2.24

Extraordinary item	$(0.05)	$—	$(0.05)

Net income	$2.81	$2.25	$2.19
Diluted

Income before extraordinary item	$2.80	$2.25	$2.24

Extraordinary item	$(0.05)	$—	$(0.05)

Net income	$2.75	$2.25	$2.19
Weighted average number of shares

Basic	36,381,715	36,379,927	36,479,555

Diluted	37,268,832	36,379,927	36,479,555

The accompanying notes are an integral part of these consolidated financial statements.

WCI Communities, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock				Accumulated
	Par Value $.01		Additional		Other
			Paid-in	Retained	Comprehensive	Treasury
	Shares	Amount	Capital	Earnings	Loss	Stock	Total

	(dollars in thousands, except share data)

Balance at December 31, 1998	25,456,348	$254	$139,032	$18,670	$—	$—	$157,956

1.4 for 1 stock split effected in February 2002	11,050,091	111	(111)	—	—	—	—

Net income	—	—	—	79,893	—	—	79,893

Purchase of treasury stock	(58,060)	—	—	—	—	(349)	(349)

Balance at December 31, 1999	36,448,379	365	138,921	98,563	—	(349)	237,500

Net income	—	—	—	81,941		—	81,941

Contribution	—	—	227		—	—	227

Purchase of treasury stock	(74,123)	—	—	—	—	(446)	(446)

Balance at December 31, 2000	36,374,256	365	139,148	180,504	—	(795)	319,222

Net income	—	—	—	102,235	—	—	102,235

Cumulative effect of a change in accounting principle, net of tax	—	—	—	—	(746)	—	(746)

Change in unrealized derivative losses, net of tax	—	—	—	—	(1,711)	—	(1,711)

Exercise of stock options	7,459	—	45	—	—	—	45

Balance at December 31, 2001	36,381,715	$365	$139,193	$282,739	$(2,457)	$(795)	$419,045

The accompanying notes are an integral part of these consolidated financial statements.

WCI Communities, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,

	2001	2000	1999

	(dollars in thousands)

Cash flows from operating activities:

Net income	$102,235	$81,941	$79,893

Adjustments to reconcile net income to net cash (used in) provided by operating activities:

Net loss on debt restructuring	1,958	—	1,694

Release of tax asset valuation allowance, net	—	—	(18,500)

Deferred income taxes	12,379	15,715	—

Depreciation and amortization	9,208	7,654	6,781

Amortization of debt issue costs to interest expense	3,919	4,630	4,522

Amortization of premium on issuance of senior subordinated notes	(314)	—	—

Gain on sale of property and equipment	(4,981)	(4,507)	—

(Earnings) losses from investments in joint ventures	(1,911)	(1,320)	56

Contributions to investments in joint ventures	(6,808)	(12,046)	(1,729)

Distributions from investments in joint ventures	6,656	2,968	1,884

Changes in assets and liabilities:

Restricted cash	(3,594)	1,144	5,143

Contracts receivable	(170,974)	(110,073)	42,379

Mortgage loans held for sale	(35,010)	—	—

Accounts receivable	1,116	(11,041)	18,390

Real estate inventories	(125,436)	(48,548)	(138,930)

Investments in amenities	2,319	9,112	4,921

Other assets	(5,525)	(11,937)	17,758

Accounts payable and accrued expenses	33,538	58,040	(4,011)

Customer deposits and other liabilities	53,102	47,061	(1,229)

Net cash (used in) provided by operating activities	(128,123)	28,793	19,022

Cash flows from investing activities:

Additions to mortgage notes receivable	(2,433)	(5,388)	(8,080)

Proceeds from repayment of mortgage notes receivable	10,875	7,150	15,932

Net proceeds from sale of investment in real estate	—	—	3,000

Additions to property and equipment, net	(30,815)	(12,089)	(11,833)

Proceeds from sale of property and equipment	6,486	14,175	—

Payment for purchase of assets of real estate brokerages	—	(4,064)	(350)

Net cash used in investing activities	(15,887)	(216)	(1,331)

Cash flows from financing activities:

Senior secured credit facility:

Net (repayments) borrowings on revolving line of credit	(39,000)	(47,630)	1,750

Borrowing on term loan	—	50,000	200,000

Repayments on term loan	—	—	(141,000)

Proceeds from borrowings on mortgages and notes payable	81,028	85,452	38,861

Repayment of mortgages and notes payable	(118,771)	(53,367)	(92,753)

Proceeds from borrowings on senior subordinated notes	355,250	—	—

Repayment of subordinated notes	(57,010)	—	—

Debt issue costs	(12,123)	(4,281)	(10,857)

Proceeds from borrowings on finance subsidiary debt	—	72,495	84,886

Repayment of finance subsidiary debt	(72,495)	(98,862)	(80,182)

Net borrowings (reductions) on community development district obligations	9,342	(9,920)	(5,613)

Proceeds from exercise of stock options	45	—	—

Contribution	—	227	—

Purchase of treasury stock	—	(446)	(349)

Net cash provided by (used in) financing activities	146,266	(6,332)	(5,257)

Net increase in cash and cash equivalents	2,256	22,245	12,434

Cash and cash equivalents at beginning of year	55,737	33,492	21,058

Cash and cash equivalents at end of year	$57,993	$55,737	$33,492

The accompanying notes are an integral part of these consolidated financial statements.

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

(dollars in thousands, except share data)

1.  Business Organization

WCI Communities, Inc. (the Company) is a fully integrated homebuilding and real estate services company with over 50 years of experience in the design, construction, and operation of leisure-oriented, amenity-rich master-planned communities. Prior to August 31, 2001, the Company was a wholly owned subsidiary of Watermark Communities, Inc. (Watermark). On August 31, 2001, Watermark was merged into the Company, and all outstanding shares of Watermark were exchanged for the Company’s common stock. At the time of the merger, Watermark’s only significant asset was its investment in the Company.

The Company’s business lines include homebuilding, amenities operations, real estate services and parcel and lot sales. The Company designs, sells and builds single and multi-family homes serving primary, second and retirement homebuyers. In addition, the Company designs, sells and builds luxury towers, which primarily target affluent homebuyers. The amenities business includes owning and operating golf, marina and recreational facilities. The amenities business generates revenues from the sale of country club memberships and marina slips and by retaining ownership of income producing amenity properties. The real estate services business provides real estate brokerage, mortgage banking, title insurance and property management. The Company strategically sells parcels and lots within its communities to developers for the construction of commercial, industrial and rental properties that it does not ordinarily develop. The Company also sells selected lots directly to buyers for the design and construction of large custom homes.

On February 7, 2002, the Company’s Board of Directors declared a 1.43408 for 1 stock split. Unless otherwise indicated, all references to the numbers of shares, options for purchase of common stock and per-share information in the financial statements and related notes have been adjusted to reflect this stock split on a retroactive basis.

The Company’s operations are in Florida. Consequently, any significant economic downturn in the Florida market could potentially have an effect on the Company’s business, results of operations and financial condition.

2.  Significant Accounting Policies

A summary of the significant accounting principles and practices used in the preparation of the consolidated financial statements follows.

Basis of Financial Statement Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The equity method of accounting is applied in the accompanying consolidated financial statements with respect to those investments in joint ventures, in which the Company has less than a controlling interest. All material intercompany balances and transactions are eliminated in consolidation.

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue and Profit Recognition from Sales of Real Estate

Single and multi-family home building revenue is recognized at the time of closing under the completed contract method. The related profit is recognized when collectibility of the sales price is reasonably assured and the earnings process is substantially complete. When a sale does not meet the requirements for income recognition,

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

profit is deferred until such requirements are met and the related sold inventory is classified as completed inventory.

Revenue for tower residences under construction is recognized on the percentage-of-completion method. Revenue recognized is calculated based upon the percentage of total costs incurred in relation to estimated total costs. Revenue is recorded when construction is beyond a preliminary stage, the buyer is committed to the extent of being unable to require a refund except for nondelivery of the residence, a substantial percentage of residences are under firm contracts, collection of the sales price is assured and costs can be reasonably estimated. Any amounts due under sales contracts, to the extent recognized as revenue, are recorded as contracts receivable. Any sales after the completion of tower residence construction are recorded as revenue on the completed contract method. As of December 31, 2001, twelve tower residence projects are under construction, eleven of which are beyond the preliminary stage of construction and sufficient units have been sold to meet the criteria for percentage-of-completion revenue recognition.

Revenue from land sales is recognized at the time of closing. The related profit is recognized in full when collectibility of the sales price is reasonably assured and the earnings process is substantially complete. When a sale does not meet the requirements for income recognition, profit is deferred under the deposit method and the related inventory is classified as completed inventory. Deferred income consists of estimated profits on land sales, which require various forms of continued involvement by the Company, and is included in other liabilities. Deferred income is recognized as the Company’s involvement is completed.

Real Estate Inventories and Cost of Sales

Real estate inventories consist of developed and undeveloped land, tower residences and homes completed and under construction and land under development. Real estate inventories, including capitalized interest and real estate taxes, are carried at the lower of cost or fair value determined by evaluation of individual projects. Total land and common development costs are apportioned on the relative sales value method for each project, while site specific development costs are allocated directly to the benefited land. Whenever events or circumstances indicate that the carrying value of the real estate inventories and investments in real estate may not be recoverable, impairment losses are recorded and the related assets are adjusted to their estimated fair market value, less selling costs. Warranty liabilities for homebuilding activities are estimated based on historical experience. The Company subcontracts all construction to others and its contracts require subcontractors to repair or replace deficiencies related to their trades.

Capitalized Interest and Real Estate Taxes

Interest and real estate taxes incurred relating to the development of lots and parcels and construction of tower residences are capitalized to real estate inventories during the active development period. The Company’s strategy is to master plan, develop and build substantially all of the homes in its communities. Accordingly, substantially all projects, exclusive of finished lots and parcels and completed towers, are undergoing active development. Interest and real estate taxes capitalized to real estate inventories are amortized to interest expense and real estate tax expense as related inventories are sold. Interest incurred relating to the construction of amenities is capitalized to investments in amenities for equity membership clubs or property and equipment for clubs to be retained and operated by the Company. Interest capitalized to investments in amenities is amortized to interest expense as related memberships are sold. Interest capitalized to property and equipment is included in the base cost and depreciated on the straight-line method over the estimated useful lives of the related assets.

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

The following table is a summary of capitalized and amortized interest and real estate taxes:

	For the years ended December 31,

	2001	2000	1999

Total interest incurred	$63,328	$62,100	$60,503

Debt issue cost amortization	3,919	4,630	4,522

Interest amortized	18,443	14,233	15,759

Interest capitalized	(33,158)	(37,600)	(38,163)

Interest expense, net	$52,532	$43,363	$42,621

Real estate taxes incurred	$11,261	$11,335	$10,226

Real estate taxes amortized	1,065	2,238	1,305

Real estate taxes capitalized	(4,971)	(4,258)	(3,950)

Real estate taxes, net	$7,355	$9,315	$7,581

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid instruments with an original purchased maturity of three months or less as cash equivalents. Restricted cash consists principally of amounts held in escrow pursuant to certain loan agreements and escrow accounts representing customer deposits restricted as to use. The credit risk associated with cash, cash equivalents and restricted cash is considered low due to the quality of the financial institutions in which these assets are held.

Mortgage Loans Held for Sale

The Company’s subsidiary, Financial Resources Group, Inc. (FRG), originates home mortgages which are later sold to mortgage investors. Mortgage loans held for sale are stated at the lower of cost or market value based upon purchase commitments from third-party mortgage investors or prevailing market for loans not yet committed to an investor. Substantially all of these loans are sold within 40 days of origination. Losses are recorded when incurred and gains are realized upon sale. For the year ended December 31, 2001, the Company recorded approximately $231 of gains on the sale of loans. The weighted average interest rate of mortgage loans held for sale was 6.7% at December 31, 2001.

Investments in Amenities and Amenity Operations

Amenities include clubhouses, golf courses, marinas, tennis courts and various other recreation facilities. Revenues from amenity operations include sale of memberships and marina slips, billed membership dues and fees for services provided. Dues are billed on an annual basis in advance and are recorded as deferred revenue and then recognized as revenue ratably over the term of the membership year. Revenues for services are recorded when the service is provided.

The Company constructs amenities in conjunction with the development of certain planned communities and accounts for related costs in accordance with Statement of Financial Accounting Standards (SFAS) 67. Land and development costs are allocated between homebuilding, land sales and amenities products based on the relative fair value before construction of each component. Amenities are either transferred to common interest realty associations (CIRAs), equity membership clubs, or retained and operated.

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

The cost of amenities conveyed to a CIRA are classified as a common cost of the community and included in real estate inventories. These costs are allocated to cost of sales on the basis of the relative sales value of the homes sold.

The cost of amenities conveyed through the Company’s equity membership and marina slip sales programs are classified as investments in amenities. Membership sales and the related cost of sales are initially recorded under the cost recovery method. Revenue recognition for each equity club program is reevaluated on a periodic basis based upon changes in circumstances. If the Company can demonstrate that it will recover proceeds in excess of remaining carrying value, the full accrual method is then applied.

The cost of amenities retained and operated by the Company are accounted for as property and equipment and depreciated over their estimated useful lives. If an operating amenity is converted to an equity club, the related assets are reclassified from property and equipment to investment in amenities and depreciation is ceased. Upon reclassification, the sale of equity memberships and the recognition of related cost of sales is determined in the same manner as other amenities that are being sold through an equity membership program.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and are depreciated on the straight-line method over their estimated useful lives. Provisions for impairment are recorded when estimated future cash flows from operations and projected sales proceeds are less than the net carrying value. Expenditures for maintenance and repairs are charged to expense as incurred. Costs of major renewals and improvements, which extend useful lives, are capitalized.

Other Assets

Other assets primarily consist of prepaid expenses and debt issue costs. Debt issue costs, principally loan origination and related fees, are deferred and amortized over the life of the respective debt using the straight-line method, which approximates the effective interest method.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the Company’s cost of business assets acquired over the fair value of identifiable assets acquired and liabilities assumed and amortized over 15 years on a straight-line basis. Other intangible assets represent identifiable other assets acquired and are amortized over the estimated useful lives from 5 to 30 years on the straight-line basis. Accumulated amortization was $9,464 and $5,811 at December 31, 2001 and 2000, respectively. The Company annually evaluates the recoverability of goodwill and the amortization period. Several factors are used to evaluate goodwill, including management’s plans for future operations, recent operating results and estimated future undiscounted cash flows associated with the related assets. In the event facts and circumstances indicate the carrying value of goodwill is impaired, it would be written down to its estimated fair value.

Customer Deposits and Other Liabilities

Customer deposits represents amounts received from customers under real estate and equity club membership sales contracts. Other liabilities primarily includes deposits, deferred income and land option obligations.

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

Debt

For the years ended December 31, 2001 and 2000, aggregate debt had a weighted average annual effective interest rate of 10.2% and 11.2%, respectively. The Company records the net cost or net benefit of interest rate protection arrangements monthly as an increase or decrease to interest expense.

Implementation of Statement of Financial Accounting Standards (SFAS) 133

Effective January 1, 2001, the Company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities by requiring all derivatives be measured at fair value and recognized in the balance sheet. Gains or losses resulting from changes in the fair value of derivatives are recognized in earnings or recorded in other comprehensive income, and recognized in the statement of earnings when the hedged item affects earnings, depending on the purpose of the derivatives and whether they qualify for hedge accounting treatment. The Company does not enter into or hold derivatives for trading or speculative purposes.

The Company’s policy is to designate at a derivative’s inception the specific liabilities being hedged and monitor the derivative to determine if it remains an effective hedge. The effectiveness of a derivative as a hedge is based on high correlation between changes in its value and changes in the value of the underlying hedged item. The Company recognizes gains or losses for amounts received or paid when the underlying transaction settles.

The Company has various interest rate swap agreements with counterparties that are major financial institutions. The swap agreements effectively fix the variable interest rate on approximately $250,000 of the senior secured credit facility. The interest rate swap agreements expire February 2002 ($160,000), February 2003 ($40,000) and February 2004 ($50,000). The swap agreements have been designated as cash flow hedges and are reflected at fair value in the consolidated balance sheet. The related gains or losses are recorded in stockholders’ equity as accumulated other comprehensive income or loss. The Company accounts for its interest rate swaps using the shortcut method. Amounts to be received or paid as a result of the swap agreements are recognized as adjustments to interest incurred on the related debt instruments. The net effect on the Company’s operating results is that interest on the variable-rate debt being hedged is recorded based on fixed interest rates. In accordance with the transition provisions of SFAS 133, on January 1, 2001, the Company recorded a cumulative-effect type adjustment of $746 (net of tax benefit of $469) in customer deposits and other liabilities and accumulated other comprehensive loss to recognize the fair value of the interest rate swap agreements. Subsequent to adoption of SFAS 133, the liability and accumulated other comprehensive loss increased $1,711 (net of tax benefit of $1,075) to $2,457. The interest rate swap agreements had a fair value and estimated unrealized loss of approximately $4,001 at December 31, 2001. The fair value of the interest rate swap agreements was estimated based on quoted market rates of similar financial instruments.

Fair value of financial instruments

Financial instruments consist of mortgage notes and accounts receivable, mortgage loans held for sale, accounts payable and accrued expenses, customer deposits and other liabilities, senior secured credit facilities, finance subsidiary debt, mortgage and notes payable, community development district obligations, and senior subordinated debt. For financial instruments other than senior subordinated debt, the carrying amounts approximate their fair value because of their short maturity and in some cases because they bear interest at market rates. The estimated fair value of senior subordinated debt was $361,375 at December 31, 2001 and was based on dealer quotes.

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

Income taxes

The Company accounts for income taxes in accordance SFAS 109, Accounting for Income Taxes. This approach requires recognition of income tax currently payable, as well as deferred tax assets and liabilities resulting from temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

Employee benefit and incentive plans

Company employees who meet certain requirements as to age and service are eligible to participate in the Company’s benefit plans. For the years ended December 31, 2001, 2000 and 1999, the Company’s expenses related to the plans were $2,760, $2,475 and $967, respectively.

The Management Incentive Compensation Plan (MICP) rewards key employees for their contribution to achievement of Company goals. The program establishes a targeted award based upon the level and role for each eligible participant. The Company’s expenses related to the MICP were $7,701, $7,600 and $3,756 for the years ended December 31, 2001, 2000 and 1999, respectively.

Stock incentive plan

The Company adopted employee stock award and stock option programs in which certain Company employees participate. These programs are designed to reward senior employees for past service and to provide an incentive for their continued contributions. On August 31, 2001, all outstanding options for Watermark common stock held by the Company’s employees and directors were exchanged for options to purchase the Company’s common stock.

Earnings per share

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of shares outstanding including the dilutive effect of stock options. The Company’s outstanding stock options for December 31, 2000 and 1999 had no dilutive effect on earnings per share.

Information pertaining to the calculation of earnings per share for each of the three years ended December 31, 2001 is as follows:

	2001	2000	1999

Basic weighted average shares	36,381,715	36,379,927	36,479,555

Stock options	887,117	—	—

Diluted weighted average shares	37,268,832	36,379,927	36,479,555

Treasury stock

The Company repurchases shares of common stock, which are recorded as treasury stock and result in a reduction to stockholders’ equity. For treasury shares reissued in the future, the Company will use a first-in, first-out method and the excess of the repurchase cost over reissued cost will reduce retained earnings.

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

Consolidated statement of cash flows — supplemental disclosures

	For the years ended December 31,

	2001	2000	1999

Interest paid (net of amount capitalized)	$20,500	$24,268	$22,791

Assets acquired under capital lease	$55	$978	$—

Net federal and state taxes paid	$59,056	$6,039	$7,381

The Company made the following non-monetary reclassifications during 2001, 2000 and 1999:

	2001	2000	1999

Property and equipment to investments in amenities	$5,346	$—	$3,785

Accounts payable and accrued expenses to finance subsidiary debt	—	2,618	3,860

Other liabilities to real estate inventories	—	—	811

Mortgage notes payable to real estate inventories	—	—	1,095

Real estate inventories to other assets	—	—	1,095

Real estate inventories to mortgage notes and accounts receivable	—	—	5,070

Investments in amenities to property and equipment	—	—	1,371

Non-monetary transactions arising from land acquisitions included approximately $8,253 and $1,050 in 2000 and 1999, respectively.

New accounting pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) approved SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Implementation of SFAS 141 did not have an effect on the financial statements of the Company. SFAS 142 provides guidance on accounting for intangible assets and eliminates the amortization of goodwill and certain identifiable intangible assets. Under the provisions of SFAS 142, intangible assets, including goodwill, that are not subject to amortization will be tested for impairment annually. SFAS 142 will be effective for the Company’s fiscal year 2002 and is immediately effective for goodwill and intangible assets acquired after June 30, 2001. Application of the provision prohibiting the amortization of goodwill is expected to result in an increase in income before income taxes of approximately $3,200 in the year ended December 31, 2002. During 2002, the Company will complete the required tests for impairment of goodwill. The Company does not currently believe its goodwill is impaired.

In October 2001, the FASB approved SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets which supercedes SFAS 121 and APB 30. SFAS 144 retains the requirements of SFAS 121 for recognition and measurement of an impairment loss on long-lived assets, and establishes a single accounting model for all long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS 144 will be effective for the Company’s fiscal year 2002. The Company expects the adoption of SFAS 144 will not have a significant adverse effect on its financial position or results of operations.

Reclassification

Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year’s presentation.

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

3.     Segment information

The Company operates in three reportable business segments: homebuilding, parcel and lot, and amenity membership and operations. The homebuilding segment builds and markets single and multi-family homes and mid-rise and high-rise tower residences. The parcel and lot segment develops and sells land parcels and lots within the Company’s communities to commercial developers, individuals and, to a lesser degree, homebuilders. The amenity membership and operations segment includes the operations and sale of memberships in golf country clubs, marina slips, tennis and recreation facilities. The Company’s reportable segments are strategic business operations that offer different products and services. They are managed separately because each business requires different expertise and marketing strategies. Revenues from segments below the quantitative thresholds are primarily attributable to real estate services such as brokerage, title company, property management and mortgage banking operations.

The accounting policies of the segments are the same as those described in significant accounting policies. Transfers between segments are recorded at cost. The Company evaluates financial performance based on the segment contribution margin. The table below presents information about reported operating income for the years ended December 31, 2001, 2000 and 1999. Asset information by reportable segment is not presented since the Company does not prepare such information.

Year ended December 31, 2001

	Homebuilding
				Amenity
	Mid- and	Single and	Parcel	Membership	All	Segment
	High-rise	Multi-family	and Lot	and Operations	Other	Totals

Revenues	$413,481	$492,576	$47,868	$75,340	$75,020	$1,104,285

Interest income	—	—	—	—	1,100	1,100

Contribution margin	178,169	103,338	17,718	24,808	15,704	339,737

Year ended December 31, 2000

	Homebuilding
				Amenity
	Mid- and	Single and	Parcel	Membership	All	Segment
	High-rise	Multi-family	and Lot	and Operations	Other	Totals

Revenues	$233,457	$381,208	$130,918	$70,974	$58,656	$875,213

Interest income	—	—	—	—	2,197	2,197

Contribution margin	100,546	68,733	71,541	15,154	14,502	270,476

Year ended December 31, 1999

	Homebuilding
				Amenity
	Mid- and	Single and	Parcel	Membership	All	Segment
	High-rise	Multi-family	and Lot	and Operations	Other	Totals

Revenues	$159,117	$269,720	$131,673	$76,307	$42,277	$679,094

Interest income	—	—	—	—	2,528	2,528

Contribution margin	56,595	47,451	55,808	12,711	25,129	197,694

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

A reconciliation of total segment revenue to total consolidated revenue and of total segment contribution margin to consolidated net income before income tax and extraordinary items for the years ended December 31, 2001, 2000 and 1999 is as follows:

	2001	2000	1999

Revenue

Total segment revenue	$1,105,385	$877,410	$681,622

Gain (loss) on assets held for investment	4,898	4,742	(206)

Total revenue	$1,110,283	$882,152	$681,416

Net income

Segment contribution margin	$339,737	$270,476	$197,694

Gain (loss) on assets held for investment	4,898	4,742	(206)

Corporate overhead and costs	(110,479)	(89,798)	(72,061)

Interest expense, net	(52,532)	(43,363)	(42,621)

Depreciation and amortization	(9,208)	(7,654)	(6,781)

Income before income taxes and extraordinary item	$172,416	$134,403	$76,025

4.     Mortgage Notes and Accounts Receivable

Mortgage notes and accounts receivable are summarized as follows:

	December 31,

	2001	2000

Mortgage notes receivable	$5,354	$13,796

Accounts receivable	18,410	19,526

	$23,764	$33,322

Accounts receivable are generated through the normal course of business operations and are unsecured.

Mortgage notes receivable are generated through the normal course of business, primarily parcel and lot sales, and are collateralized by liens on property sold. Mortgage notes receivable with below market rates are discounted at a market rate prevailing at the date of issue. Significant concentration of mortgage notes receivable have resulted from the sale of Florida real estate inventories to four independent homebuilders, approximating 75% at December 31, 2001. Interest rates on mortgage notes receivable with maturities in excess of one year at December 31, 2001 and 2000 range from 7.0% to 9.0% and 6.5% to 9.0%, respectively. The average interest rate on mortgage notes receivable with maturities in excess of one year approximated 7.0% and 6.7% at December 31, 2001 and 2000, respectively.

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

Following is a schedule of maturities of mortgage notes receivable at December 31, 2001.

2002	$4,317

2003	252

2004	157

2005	157

2006	157

Thereafter	314

Mortgage notes receivable	$5,354

5.     Real Estate Inventories

Real estate inventories are summarized as follows:

	December 31,

	2001	2000

Land	$170,746	$173,226

Work in progress:

Land and improvements	231,750	284,493

Condominiums	176,698	35,490

Homes	123,747	68,401

Completed inventories:

Land and improvements	49,051	73,382

Condominiums	6,564	1,274

Homes	15,887	12,741

	$774,443	$649,007

Completed inventories at December 31, 2001 and 2000 include $600 and $1,671, respectively, of inventory sold subject to significant continuing obligations, which precluded revenue recognition.

6.     Investments in Amenities

Investments in amenities consist of the following:

	December 31,

	2001	2000

Investment in equity club memberships and marina slips	$37,145	$34,255

Investment in clubs planned for equity conversion and under construction	714	577

	$37,859	$34,832

Equity golf course and club facility amenities are conveyed through sale of memberships.

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

7.     Property and Equipment

Property and equipment consist of the following:

	Estimated	December 31,
	Useful Life
	(in years)	2001	2000

Land and improvements	15	$1,578	$1,376

Buildings and improvements	30 to 39	14,370	9,224

Furniture, fixtures and equipment	3 to 10	26,381	22,125

Assets under construction	—	1,147	134

		43,476	32,859

Amenities:

Land and improvements	15	33,105	26,648

Buildings and improvements	30 to 39	19,017	13,591

Furniture, fixtures and equipment	3 to 10	4,162	2,447

Marinas	20	4,377	2,658

Assets under construction	—	10,064	12,761

Total amenities		70,725	58,105

		114,201	90,964

Less accumulated depreciation		(14,475)	(9,647)

Property and equipment		$99,726	$81,317

Property and equipment at December 31, 2001 includes $8,250 of golf course and club facilities sold subject to significant continuing obligations which preclude revenue recognition.

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

8.     Investments in Joint Ventures

Investments in joint ventures represent the Company’s ownership interest in real estate limited partnerships and are accounted for under the equity method. The Company does not guarantee the debt or other obligations of these partnerships. At December 31, 2001 investments in joint ventures consists of the following:

	Percentage of	Type and Location
Name of Venture	Ownership	of Property

Tiburón Golf Ventures Limited Partnership	51%	Golf club — Naples, Florida

Pelican Landing Golf Resort Ventures Limited Partnership	51%	Golf club — Bonita Springs, Florida

Pelican Landing Timeshare Ventures Limited Partnership	51%	Undeveloped land planned for multi- family timeshare units — Bonita Springs, Florida

Norman Estates at Tiburon Limited Partnership	50%	Single-family residential units under development — Naples, Florida

Walden Woods Business Center Limited Partnership	50%	Mixed-use industrial park — Plant City, Florida

Pelican Isle Yacht Club Limited Partnership	49%	Yacht club — Naples, Florida

The Company does not consolidate investments in joint ventures where unanimous consent by both partners is required for making major decisions such as selling, transferring or disposing of substantial joint venture assets and it does not have control directly or indirectly. The Company’s share of net earnings (loss) is based upon its ownership interest. The Company may be required to make additional cash contributions to the ventures, pursuant to the venture agreements, to avoid the loss of all or part of its interest in such ventures.

The Company enters into agreements to provide development, project management and golf course operation management services. The Company provided these services to selective joint ventures and recorded net fee revenue of $1,730, $712 and $357 for the years ended December 31, 2001, 2000 and 1999, respectively. The Company eliminates development and project management fees to the extent of its ownership interest.

In 1996, the Company sold its Bighorn property located in Palm Desert, California. In conjunction with the sale, the Company received cash consideration and a Class B limited partnership interest. This interest entitles the Company to receive an allocation of the buyer’s future net profits after allocation of preferred returns to other partners as defined in the limited partnership agreement. No profit allocations have been recorded under this interest and no cash has been received through December 31, 2001.

Differences between the Company’s investments in joint ventures and the equity in underlying net assets are primarily attributable to acquisition purchase accounting, agreed upon values among the Partners for contributed

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

assets and other basis differences. The aggregate condensed financial information reflects the financial information of the unconsolidated joint ventures and is summarized as follows:

	December 31,

	2001	2000

Assets

Club facilities, property and equipment, net	$78,873	$26,378

Real estate inventories	25,493	67,905

Other assets	8,524	15,552

Total assets	$112,890	$109,835

Liabilities and Partners’ Capital

Accounts payable, deposits and other liabilities	$27,423	$23,950

Notes and mortgages payable	—	1,000

Total liabilities	27,423	24,950

Capital — other partners	42,514	41,943

Capital — the Company	42,953	42,942

Total liabilities and partners’ capital	$112,890	$109,835

	For the years ended December 31,

	2001	2000	1999

Combined Results of Operations

Revenues	$27,272	$18,138	$10,537

Net (loss) income	$(1,949)	$1,104	$178

9.     Senior Secured Credit Facility

The outstanding balances of the senior secured credit facility consist of the following:

	December 31,

	2001	2000

Amortizing term loan	$250,000	$250,000

Revolving line of credit	—	39,000

	$250,000	$289,000

In April 2000, the Company amended and restated its senior secured credit facility. The new Senior Secured Facility Agreement provides for a $250,000 amortizing term loan and a $200,000 revolving loan. The loans mature in February 2004, and the initial interest rate is the lender’s “base rate” plus a spread of .25% or the Eurodollar base rate plus a spread of 2.75%, payable in arrears. The lender’s and Eurodollar base rates can be reduced by up to .25% and .50%, respectively, or increased by .25% and .25%, respectively, if certain conditions are met. The term loan and revolving line are cross-collateralized by blanket first mortgages and liens on substantially all assets of the Company and contain financial and operational covenants that under certain circumstances limit the Company’s ability to, among other items, incur additional debt, pay dividends, repurchase capital stock and make certain investments. In connection with the amendment, $6,945 in unamortized debt issue

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

costs was recorded as additional loan cost of the new Senior Facility. In February 2001 the Company amended its senior secured credit facility to permit the issuance of the Senior Subordinated Notes. The Company incurred fees of $845, $250 and $139 assessed by the lender on the available revolving line of credit for December 31, 2001, 2000 and 1999, respectively.

The term loan agreement requires semi-annual principal installments of $5,000 commencing on January 31, 2002. The revolving loan agreement allows for prepayments and additional borrowings to the maximum amount, provided an adequate collateral borrowing base is maintained. The revolving loan allows an allocation of the unused balance for issuance of a maximum of $30,000 for stand-by letters of credit of which $6,286 is outstanding at December 31, 2001.

10.     Senior Subordinated Notes

The Company issued $250,000 of 10.625% senior subordinated notes on February 20, 2001 in a private placement and on June 8, 2001, issued an additional $100,000 of 10.625% senior subordinated notes for $105,250, plus accrued interest. Effective June 21, 2001, the Company filed a Registration Statement on Form S-4 with the Securities and Exchange Commission offering to exchange the unregistered notes for notes registered under the Securities Act of 1933, as amended. The exchange was completed on July 31, 2001. The terms of the registered notes are substantially identical to the unregistered notes, except the registered notes do not contain transfer restrictions. The notes mature on February 15, 2011 and interest is payable semi-annually in arrears on each February 15 and August 15, commencing August 15, 2001. The notes are subordinated to all existing and future senior debt. The notes indenture contains financial and operational covenants that under certain circumstances limit the Company’s and its subsidiaries’ ability to, among other items, incur additional debt, pay dividends, repurchase capital stock, and make certain investments.

11.     Finance Subsidiary Debt

In August 2001, FRG entered into a $10,000 warehouse credit facility (Credit Facility) agreement with a commercial bank. In December 2001, FRG amended and restated the Credit Facility to increase the maximum loan amount to $18,000. The Credit Facility is payable on demand and accrues interest on outstanding advances at FRG’s election of LIBOR plus 2% or the overnight federal funds rate plus 2.15%. The Credit Facility is collateralized by a blanket first priority lien on all FRG assets, requires the maintenance of an adequate collateral borrowing base and the maintenance of certain financial covenants. At December 31, 2001 there were no outstanding borrowings on the Credit Facility.

In March 1999, in connection with the acquisition of non-contiguous land in Palm Beach and Martin Counties, Florida, Communities Finance Company (CFC), a wholly owned subsidiary of the Company entered into an $85,500 land acquisition loan from a consortium of lenders secured by a first lien on property held. In August 2000, CFC repaid the portion of the land loan due to the lead lender and entered into an agreement with the remaining participant to consolidate, amend and restate the remaining portion of the land acquisition loan and the $50,500 subordinated loan. The Consolidated, Amended and Restated Loan aggregated $72,495 and was secured by substantially all of CFC’s assets. In February 2001, the loan was repaid from proceeds of the Company’s senior subordinated notes.

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

12.     Mortgages and Notes Payable

Mortgages and notes payable consist of the following:

	December 31,

	2001	2000

Seasons/ Palermo $85,600 construction loans	$30,407	$—

Trieste/ Montego/ The Pointe/ Siena $107,880 construction loans	20,488	15,278

Tower Residences/ Nevis at Cove Towers/ One Watermark Place $133,380 construction loans	671	43,969

Sun City Center amenities $27,000 promissory note	26,109	26,558

JYC Holdings, Inc. $11,954 loans	—	10,051

Cape Marco $13,000 purchase money mortgage loan	—	13,000

Burnt Store Marina amenities $6,320 promissory note	—	4,837

Wildcat Run of Lee County, Inc. $4,030 promissory note	—	1,725

	$77,675	$115,418

The Seasons/ Palermo, Tower Residences/ Nevis at Cove Towers/ One Watermark Place and Trieste/ Montego/ The Pointe/ Siena construction loans represent amounts payable to commercial banks. The Tower Residences/ Nevis at Cove Towers/ One Watermark Place loan was originally collateralized by four other towers that were substantially sold out and completed through 2001. In October 2001, the loan was amended to increase the loan amount to $133,380 and is collateralized by the current three towers. The loans are collateralized by first mortgages, and interest is payable monthly in arrears at rates based on the bank’s prime, Eurodollar or LIBOR rate. The interest rates at December 31, 2001 range from approximately 4.75% to 5.00%. The Tower Residences/ Nevis at Cove Towers/ One Watermark Place loan matures October 2003. The Trieste/ Montego/ The Pointe/ Siena loan matures December 2002. The Seasons/ Palermo loan matures March 2003.

Sun City Center amenities promissory note is collateralized by certain of the Sun City Center golf courses, country club and recreational facilities. Interest is payable monthly in arrears at 30-day LIBOR plus 3.2% (5.1% at December 31, 2001) and the loan is due on August 1, 2004.

In connection with acquiring the real estate assets of the Jupiter Yacht Club community in Palm Beach County, Florida, JYC Holdings, Inc., a subsidiary of the Company, entered into promissory notes payable to the seller for $1,000 and $6,704, and assumed a $4,250 mortgage and note payable. In connection with acquiring land known as Cape Marco in Marco Island, Florida, the Company and a subsidiary entered into a loan agreement with a commercial bank. The loan was collateralized by a first mortgage on the property. In connection with acquiring the real estate assets and equity club memberships in the Wildcat Run community, Wildcat Run of Lee County, Inc., a subsidiary of the Company, entered into a promissory note payable to the seller.

JYC Holdings, Inc., Cape Marco, Burnt Store Marina and Wildcat Run notes were repaid with proceeds from the issuance of senior subordinated notes.

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

13.     Subordinated Notes

Subordinated notes consist of the following:

	December 31,

	2001	2000

13% related party subordinated notes maturing June 30, 2004	$—	$42,000

15% subordinated note maturing January 1, 2004	—	10,618

Prime plus 3.0% related party subordinated notes maturing May 2001 (interest rate of 12.5% at December 31, 2000)	—	884

Prime plus 2.5% related party subordinated notes maturing May 2001 (interest rate of 12% at December 31, 2000)	—	3,508

Total	$—	$57,010

The subordinated notes were repaid from proceeds of the Company’s issuance of senior subordinated notes.

14.  Debt Maturities

Aggregate maturities of the senior secured credit facility and mortgages and notes payable are as follows:

2002	$30,860

2003	41,558

2004	255,257

2005	—

2006	—

Total	$327,675

15.  Community Development District Obligations

In connection with certain development activities, bond financing is utilized in many of the Company’s communities to construct on-site and off-site infrastructure improvements, including major roadway and water management systems and certain amenities. Bond financing is obtained through the establishment of a community development district, a local governmental entity. Although the Company is not obligated directly to repay some of the bonds, it guarantees district shortfalls under certain bond debt service agreements. User fees and special assessments payable upon sale of property benefited by the underlying improvements are designed to fund bond debt service, including principal and interest payments, as well as district operating and maintenance cost.

The amount of bond obligations that have been issued over several years with respect to the Company’s communities total $204,185 and $177,500 at December 31, 2001 and 2000, respectively. The Company has accrued $36,286 and $26,944 as of December 31, 2001 and 2000, respectively, as its estimate of the amount of bond obligations that it may be required to fund. The Company could be required to fund guarantees of district shortfalls if such shortfalls exceed the Company’s estimates. Bond obligations at December 31, 2001 mature from 2004 to 2031.

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

16.  Income Taxes

The provision for income taxes consists of the following:

	For the years ended
	December 31,

	2001	2000	1999

Current:

Federal	$48,200	$29,790	$12,554

State	7,834	6,260	3,176

	56,034	36,050	15,730

Deferred:

Federal	10,451	14,072	11,947

State	1,738	2,340	1,986

	12,189	16,412	13,933

Release of valuation allowance	—	—	(35,225)

Income tax expense (benefit)	$68,223	$52,462	$(5,562)

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred tax assets and liabilities consist of the following:

	December 31,

	2001	2000

Deferred tax assets:

Net unrealized built-in losses	$12,097	$15,338

Accruals	5,149	3,843

Deferred income	498	84

Amenities	487	437

Total deferred tax assets	18,231	19,702

Deferred tax liabilities:

Real estate inventories	26,563	15,402

Investments in joint ventures	(56)	2,173

Property and equipment	17,406	16,847

Intangibles	868	995

	44,781	35,417

Net deferred income tax liability	$(26,550)	$(15,715)

For the year ended December 31, 1999, the deferred tax allowance of $35,225 was released due to a change in realizability. The basis for the release of the deferred tax allowance resulted from improved profitability during 1999 and increasing taxable income, resulting in cumulative taxable income over the prior two years and the current year, and forecasts projecting future taxable income.

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

However, utilization of the unrealized built-in losses is limited to approximately $8,369 once ownership changes. Utilization of net unrealized built-in losses may be further limited in the event of a future ownership change of the Company.

A reconciliation of the statutory rate and the effective tax rate follows:

	December 31,
	% of Pre-tax Income

	2001	2000	1999

Statutory rate	35.0	35.0	35.0

State income taxes, net of federal income tax benefit	3.6	3.6	3.6

Change in valuation allowance	—	—	(47.9)

Other	1.0	0.4	2.0

Effective rate	39.6	39.0	(7.3)

17.  Stock Option Plans

In December 1998, a stock option plan was approved for key employees. The plan is administered by a committee of the Board of Directors (the Compensation Committee) who determine the employees eligible to participate and the number of shares for which options are to be granted. The maximum number of shares available to be granted as of December 31, 2001 were an aggregate 3,638,172 common shares which is based on 10% of the issued and outstanding shares of the Company’s common stock. The exercise price is believed by management to be equal to the fair market value at date of grant and accordingly, no compensation cost was recorded. The majority of these options are classified as qualified incentive stock options under the Internal Revenue Code. Options vest from grant date over five years and are exercisable within ten years of the grant date, at which time the options will expire.

In 1998, the Company adopted the 1998 WCI Communities, Inc. Non-Employee Director’s Stock Incentive Plan, pursuant to which non-qualified stock options to purchase up to 215,112 shares of the common stock of the Company may be granted to non-employee directors of the Company or any of its subsidiaries. The Compensation Committee administers the plan, and will from time to time grant options under the plan in such form and having such terms, conditions and limitations as the committee may determine in accordance with the plan. Participants may defer all or a portion of their directors’ meeting fees to apply to the exercise price of vested shares in the plan. During 1999, 28,682 options to purchase common stock were granted at a $6.01 option price. The exercise price is believed by management to be equal to the fair market value at date of grant and accordingly, no compensation cost was recorded. Options vest from grant date over 3 years and are exercisable within 10 years from grant date at which time the options expire.

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

A summary of the changes in stock options during each of the three years ended December 31, is as follows:

	2001		2000		1999

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding beginning of year	2,246,175	$6.01	1,776,525	$6.01	1,578,485	$6.01

Granted	466,793	10.46	617,730	6.01	482,554	6.01

Exercised	(64,348)	6.01	(3,136)	6.01	(4,322)	6.01

Canceled	(192,067)	6.96	(144,944)	6.01	(280,192)	6.01

Outstanding options — end of year	2,456,553	6.79	2,246,175	6.01	1,776,525	6.01

Options exercisable — end of year	1,274,775	6.01	946,639	6.01	809,892	6.01

The exercise price per share and weighted average exercise price per share remained constant during 2000 and 1999.

The following table summarizes information concerning outstanding and exercisable options at December 31, 2001:

	Options Outstanding			Options Exercisable

		Average	Weighted		Weighted
Exercise	Number	Remaining	Average	Number	Average
Price	Outstanding	Contract Life	Exercise Price	Exercisable	Exercise Price

$6.01	2,030,631	7.4	$6.01	1,274,775	$6.01
10.46	425,922	9.0	10.46	—	10.46

	2,456,553	7.7	6.79	1,274,775	6.01

Had the Company elected to recognize compensation expense under the fair value method under Financial Accounting Standards Board Statement No. 123 “Accounting for Stock Based Compensation,” pro-forma net income would be as follows:

	For the years ended December 31,

	2001	2000	1999

Net income:

As reported	$102,235	$81,941	$79,893

Pro-forma	$101,849	$81,651	$79,385

Pro-forma earnings per share:

Basic	$2.80	$2.25	$2.18

Diluted	2.73	2.25	2.18

Weighted average number of shares:

Basic	36,381,715	36,379,927	36,479,555

Diluted	37,268,832	36,379,927	36,479,555

These pro-forma amounts may not be representative of the effect on pro-forma net income in future years, since the estimated fair value of stock options is amortized over the vesting period and additional options may be granted in future years.

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

The weighted average fair value of options granted during 2001, 2000 and 1999 was $2.67, $1.93 and $1.77 respectively, per share at date of grant. The fair values of options granted were estimated using the Black-Scholes option pricing model with the following assumptions; expected option life of six years, dividend yield of $0 and expected volatility of 0% for each year. The risk free interest rate assumptions range from 5.03% to 6.69% for 2001, 2000 and 1999.

18.  Transactions with Related Parties

Due to the nature of the following relationships, the terms of the respective agreements might not be the same as those, which would result from transactions among wholly unrelated parties. All significant related party transactions require approval by the Company’s non-employee board of directors.

In March 1999, the Company, acquired for approximately $219,090 non-contiguous land in Palm Beach and Martin Counties, Florida from a shareholder. The acquisition was financed primarily through net proceeds from simultaneous resale of certain acquired land to third parties for approximately $116,120, $85,500 loan from a consortium of lenders secured by a first lien on the property held and $17,470 in cash. No gain was recognized by the Company on this transaction. In addition, the Company also remitted $8,100 to an escrow agent for land subject to a right of first refusal for purchase by a third party, which the Company purchased in July 1999. In conjunction with the acquisition, the Company assumed approximately $12,665 of future land improvement obligations of which $11,734 are outstanding at December 31, 2001.

One shareholder provides financial and management consulting services to the Company under a management contract. Management fees totaled $645, $660 and $725 for the years ended December 31, 2001, 2000 and 1999, respectively.

In 1997, a triple-net lease agreement for an office building was entered into with a related party. The lease term expires in May 2007, and rent of $1,180, $1,370 and $1,078 was incurred for the years ended December 31, 2001, 2000 and 1999, respectively. Pursuant to four separate lease agreements, a related party leases commercial office space to the Company with lease expirations ranging from December 2001 to August 2007. Payments under the leases aggregated approximately $284 and $248 in 2001 and 2000, respectively.

On June 15, 1999, the Company sold multi-family residential parcels to a related party for $6,000. As a result of this transaction, $600 of revenue was deferred and approximately $1,517 of profit was recognized. The note was repaid in January 2002.

A related party acquired an airplane in 2000, which is being leased to the Company under a shared usage agreement. Lease and usage payments totaled $523 and $555 for the years ended December 31, 2001 and 2000, respectively.

In February 2001, the Company paid $719 to a stockholder for services rendered in connection with the offering of 10 5/8% senior subordinated notes due 2001. In addition, an affiliate of the stockholder purchased $25,000 of 10 5/8% senior subordinated notes due 2011 in connection with the offering of those notes and another affiliate of the stockholder is a participant under the senior secured credit facility having provided $35,000 of term loans under that facility.

In December 2001, five members of management who are shareholders formed a partnership and entered into a non-cancelable contract to purchase a residential tower unit for $1,400 from the Company. The partnership paid non-refundable deposits of $280 for the rights to purchase their unit at completion.

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

19.     Commitments and Contingencies

The Company leases building space for its management offices, sales offices and other equipment and facilities. Minimum future commitments under non-cancelable operating leases having a remaining term in excess of one year as of December 31, 2001, are as follows:

2002	$7,793

2003	6,644

2004	5,203

2005	3,347

2006	2,341

Thereafter	2,657

$27,985

Rental expense including base and operating cost reimbursements of $13,524, $10,155 and $6,809 was incurred for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company has surety bond lines with approximately $110,351 outstanding at December 31, 2001.

In July 2000, the Company acquired land subject to a $6,000 unsecured obligation to the seller, an unaffiliated party. The obligation is due no later than June 2003. The Company is also responsible for payment of license fees.

From time to time, the Company has been involved in various litigation matters involving ordinary and routine claims incidental to its business. In addition, in May 2000, individuals filed a lawsuit against the Company, which seeks class action status, and arising out of a preferred builder program under which plaintiffs purchased vacant lots and then contracted with a builder of their choice to construct a residence on their lots. In consideration of the extensive costs incurred by the Company associated with the marketing, sales and advertising of the community for the benefit of the builders, who participated in the program, these builders were required to pay a marketing fee to the Company based on a percentage of the construction cost of the home. Plaintiffs assert that the Company had an obligation to disclose to them that the preferred builder would pay a marketing fee to the Company. The Company has objected to the certification of this lawsuit as a class action. The plaintiffs have demanded unspecified money damages and have alleged, among other things, violation of the federal Racketeering, Influenced and Corrupt Organizations Act and the Real Estate Settlement Procedures Act. Since the Court has not yet ruled on whether to certify this lawsuit as a class, this litigation is still in its early stages, the Company is not yet able to determine whether the resolution of this matter will have a material adverse effect on the Company’s financial condition or results of operations, although Company believes it has meritorious defenses and intends to vigorously defend this action.

In accordance with various amenity and equity club documents, the Company operates the facilities until control of the amenities are transferred to the membership. In addition, the Company is required to fund the cost of constructing club facilities and acquiring related equipment and to support operating deficits prior to turnover.

The Company may be responsible for funding certain condominium, homeowner and foundation deficits in the ordinary course of business. The Company does not currently believe these obligations will have any material adverse effect on its financial position or results of operations and cash flows.

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

20.  Supplemental Guarantor Information

Obligations to pay principal and interest on the Company’s senior subordinated notes are guaranteed fully and unconditionally by the Company’s wholly owned subsidiaries. Separate financial statements of the guarantors are not provided, as subsidiary guarantors are 100% owned by the Company and guarantees are full, unconditional, joint and several. Supplemental consolidating financial information of the Company’s guarantors is presented below.

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

CONSOLIDATING BALANCE SHEET

	December 31, 2001

				Consolidated
	WCI			WCI
	Communities,	Guarantor	Eliminating	Communities,
	Inc.	Subsidiaries	Entries	Inc.

Assets

Cash and cash equivalents	$45,382	$12,611	$—	$57,993

Restricted cash	1,749	17,366	—	19,115

Contracts receivable	230,412	169,304	—	399,716

Mortgage loans held for sale	—	35,010	—	35,010

Mortgage notes and accounts receivable	11,411	12,353	—	23,764

Real estate inventories	414,481	359,962	—	774,443

Investments in amenities	23,929	13,930	—	37,859

Property and equipment	37,268	62,458	—	99,726

Investments in joint ventures	8,696	29,159	—	37,855

Investment in guarantor subsidiaries	231,884	—	(231,884)	—

Other assets	271,314	24,259	(246,926)	48,647

Goodwill and other intangible assets	21,462	15,602	—	37,064

Total assets	$1,297,988	$752,014	$(478,810)	$1,571,192

Liabilities and Shareholders’ Equity

Accounts payable and accrued expenses	$92,350	$86,387	$—	$178,737

Customer deposits and other liabilities	123,855	339,140	(235,032)	227,963

Deferred income tax liabilities	27,667	10,777	(11,894)	26,550

Community development district obligations	18,441	17,845	—	36,286

Senior secured credit facility	250,000	—	—	250,000

Senior subordinated notes	354,936	—	—	354,936

Mortgages and notes payable	11,694	65,981	—	77,675

	878,943	520,130	(246,926)	1,152,147

Commitments and contingencies

Shareholders’ equity	419,045	231,884	(231,884)	419,045

Total liabilities and shareholders’ equity	$1,297,988	$752,014	$(478,810)	$1,571,192

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

CONSOLIDATING BALANCE SHEET

	December 31, 2000

				Consolidated
	WCI			WCI
	Communities,	Guarantor	Eliminating	Communities,
	Inc.	Subsidiaries	Entries	Inc.

Assets

Cash and cash equivalents	$49,143	$6,594	$—	$55,737

Restricted cash	1,549	13,972	—	15,521

Contracts receivable	155,882	72,860	—	228,742

Mortgage notes and accounts receivable	17,775	16,439	(892)	33,322

Real estate inventories	405,809	243,198	—	649,007

Investments in amenities	9,849	24,983	—	34,832

Property and equipment	25,513	55,804	—	81,317

Investments in joint ventures	10,712	25,080	—	35,792

Investment in guarantor subsidiaries	192,904	—	(192,904)	—

Investment in parent entities	—	44,572	(44,572)	—

Other assets	118,274	21,994	(102,159)	38,109

Goodwill and other intangible assets	23,263	17,454	—	40,717

Total assets	$1,010,673	$542,950	$(340,527)	$1,213,096

Liabilities and Shareholders’ Equity

Accounts payable and accrued expenses	$105,352	$41,972	$(892)	$146,432

Customer deposits and other liabilities	92,185	173,295	(94,620)	170,860

Deferred income tax liabilities	23,254	—	(7,539)	15,715

Community development district obligations	26,944	—	—	26,944

Senior secured credit facility	289,000	—	—	289,000

Finance subsidiary debt	—	72,495	—	72,495

Mortgages and notes payable	53,134	62,284	—	115,418

Subordinated notes	100,783	—	(43,773)	57,010

	690,652	350,046	(146,824)	893,874

Commitments and contingencies

Shareholders’ equity	320,021	192,904	(193,703)	319,222

Total liabilities and shareholders’ equity	$1,010,673	$542,950	$(340,527)	$1,213,096

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

CONSOLIDATING STATEMENT OF INCOME

	For the year ended December 31, 2001

				Consolidated
	WCI			WCI
	Communities,	Guarantor	Eliminating	Communities,
	Inc.	Subsidiaries	Entries	Inc.

Revenues

Homebuilding	$644,060	$261,997	$—	$906,057

Parcel and lot	23,556	24,312	—	47,868

Amenity membership and operations	33,867	41,473	—	75,340

Real estate services and other	9,186	90,389	(18,557)	81,018

Total revenues	710,669	418,171	(18,557)	1,110,283

Costs of Sales

Homebuilding	441,903	182,647	—	624,550

Parcel and lot	14,089	16,061	—	30,150

Amenity membership and operations	15,760	34,772	—	50,532

Real estate services and other	931	59,485	—	60,416

Total costs of sales	472,683	292,965	—	765,648

Contribution margin	237,986	125,206	(18,557)	344,635

Other Expenses

Interest expense, net	76,498	(5,409)	(18,557)	52,532

Selling, general, administrative and other	87,833	31,854	—	119,687

Total other expenses	164,331	26,445	(18,557)	172,219

Income before income taxes and equity in income of guarantor subsidiaries and extraordinary item	73,655	98,761	—	172,416

Income tax expense	(28,162)	(40,061)	—	(68,223)

Equity in income of guarantor subsidiaries, net of tax	56,742	—	(56,742)	—

Income before extraordinary item	102,235	58,700	(56,742)	104,193

Extraordinary item:

Net loss on debt restructuring	—	(1,958)	—	(1,958)

Net income	$102,235	$56,742	$(56,742)	$102,235

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

CONSOLIDATING STATEMENT OF INCOME

	For the year ended December 31, 2000

				Consolidated
	WCI			WCI
	Communities,	Guarantor	Eliminating	Communities,
	Inc.	Subsidiaries	Entries	Inc.

Revenues

Homebuilding	$465,816	$148,849	$—	$614,665

Parcel and lot	88,169	42,749	—	130,918

Amenity membership and operations	18,632	52,342	—	70,974

Real estate services and other	10,831	60,180	(5,416)	65,595

Total revenues	583,448	304,120	(5,416)	882,152

Costs of Sales

Homebuilding	337,969	107,417	—	445,386

Parcel and lot	35,442	23,935	—	59,377

Amenity membership and operations	8,726	47,094	—	55,820

Real estate services and other	644	45,707	—	46,351

Total costs of sales	382,781	224,153	—	606,934

Contribution margin	200,667	79,967	(5,416)	275,218

Other Expenses

Interest expense, net	42,186	6,593	(5,416)	43,363

Selling, general, administrative and other	76,377	21,075	—	97,452

Total other expenses	118,563	27,668	(5,416)	140,815

Income before income taxes and equity in income of guarantor subsidiaries	82,104	52,299	—	134,403

Income tax expense	(31,833)	(20,629)	—	(52,462)

Equity in income of guarantor subsidiaries, net of tax	31,670	—	(31,670)	—

Net income	$81,941	$31,670	$(31,670)	$81,941

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

CONSOLIDATING STATEMENT OF INCOME

	For the years ended December 31, 1999

				Consolidated
	WCI			WCI
	Communities,	Guarantor	Eliminating	Communities,
	Inc.	Subsidiaries	Entries	Inc.

Revenues

Homebuilding	$291,792	$137,045	$—	$428,837

Parcel and lot	76,339	55,334	—	131,673

Amenity membership and operations	43,636	32,671	—	76,307

Real estate services and other	4,378	46,152	(5,931)	44,599

Total revenues	416,145	271,202	(5,931)	681,416

Costs of Sales

Homebuilding	233,200	91,591	—	324,791

Parcel and lot	35,092	40,773	—	75,865

Amenity membership and operations	32,741	30,855	—	63,596

Real estate services and other	4,632	15,566	(522)	19,676

Total costs of sales	305,665	178,785	(522)	483,928

Contribution margin	110,480	92,417	(5,409)	197,488

Other Expenses

Interest expense, net	34,792	13,238	(5,409)	42,621

Selling, general, administrative and other	58,616	20,226	—	78,842

Total other expenses	93,408	33,464	(5,409)	121,463

Income before income taxes, equity in income of guarantor subsidiaries and extraordinary item	17,072	58,953	—	76,025

Income tax (expense) benefit	(6,528)	12,090	—	5,562

Equity in income of guarantor subsidiaries, net of tax	69,349	—	(69,349)	—

Income before extraordinary item	79,893	71,043	(69,349)	81,587

Extraordinary item Net loss on debt restructuring	—	(1,694)	—	(1,694)

Net income	$79,893	$69,349	$(69,349)	$79,893

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

CONSOLIDATING STATEMENT OF CASH FLOWS

	For the year ended December 31, 2001

				Consolidated
	WCI			WCI
	Communities,	Guarantor	Eliminating	Communities,
	Inc.	Subsidiaries	Entries	Inc.

Cash flows from operating activities:

Net income	$102,235	$56,742	$(56,742)	$102,235

Adjustments to reconcile net income to net cash (used in) provided by operating activities:

Net loss on debt restructuring	—	1,958	—	1,958

Deferred income taxes	5,957	10,777	(4,355)	12,379

Depreciation and amortization	7,977	4,836	—	12,813

Gain on disposal of property and equipment	(4,981)	—	—	(4,981)

Losses (earnings) from investments in joint ventures, net of write-offs	452	(2,363)	—	(1,911)

Distributions from (contributions to) investments in joint ventures, net	1,564	(1,716)	—	(152)

Equity in earnings of guarantor subsidiaries	(56,742)	—	56,742	—

Distributions from guarantor subsidiaries (contributions from parent), net	17,762	(17,762)	—	—

Repayment of investments in parent entities	—	44,572	(44,572)	—

Changes in assets and liabilities:

Restricted cash	(200)	(3,394)	—	(3,594)

Contracts and accounts receivable	(75,349)	(93,617)	(892)	(169,858)

Mortgage loans held for sale	—	(35,010)	—	(35,010)

Real estate inventories	(8,672)	(116,764)	—	(125,436)

Investments in amenities	(14,080)	16,399	—	2,319

Other assets	(145,323)	(5,768)	145,566	(5,525)

Accounts payable and accrued expenses	(13,002)	45,648	892	33,538

Customer deposits and other liabilities	27,669	165,845	(140,412)	53,102

Net cash (used in) provided by operating activities	(154,733)	70,383	(43,773)	(128,123)

Cash flows from investing activities:

Principal reductions on mortgages and notes receivable, net	7,183	1,259	—	8,442

Additions to property and equipment, net	(9,657)	(14,672)	—	(24,329)

Net cash used in investing activities	(2,474)	(13,413)	—	(15,887)

Cash flows from financing activities:

Net repayments on senior secured credit facility	(39,000)	—	—	(39,000)

Net (repayments) borrowings on mortgages and notes payable	(41,440)	3,697	—	(37,743)

Proceeds from borrowings on senior subordinated notes	355,250	—	—	355,250

Principal repayments on subordinated notes	(100,783)	—	43,773	(57,010)

Net repayments on finance subsidiary debt	—	(72,495)	—	(72,495)

Debt issue costs	(12,123)	—	—	(12,123)

Net (reductions) additions on community development district obligations	(8,503)	17,845	—	9,342

Proceeds from exercise of stock options	45	—	—	45

Net cash provided by (used in) financing activities	153,446	(50,953)	43,773	146,266

Net (decrease) increase in cash and cash equivalents	(3,761)	6,017	—	2,256

Cash and cash equivalents at beginning of year	49,143	6,594	—	55,737

Cash and cash equivalents at end of year	$45,382	$12,611	$—	$57,993

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

CONSOLIDATING STATEMENT OF CASH FLOWS

	For the year ended December 31, 2000

				Consolidated
	WCI			WCI
	Communities,	Guarantor	Eliminating	Communities,
	Inc.	Subsidiaries	Entries	Inc.

Cash flows from operating activities:

Net income	$81,941	$31,670	$(31,670)	$81,941

Adjustments to reconcile net income to net cash (used in) provided by operating activities:

Deferred income taxes	5,305	—	10,410	15,715

Depreciation and amortization	7,114	5,170	—	12,284

Gain on disposal of property and equipment	(4,507)	—	—	(4,507)

(Earnings) losses from investments in joint ventures, net of write-off	(2,682)	1,362	—	(1,320)

Contributions to investments in joint ventures, net	(23)	(9,055)	—	(9,078)

Equity in earnings of guarantor subsidiaries	(31,670)	—	31,670	—

Distributions from guarantor subsidiaries (contributions from parent), net	14,364	(14,364)	—	—

Changes in assets and liabilities:

Restricted cash	4,369	(3,225)	—	1,144

Contracts and accounts receivable	(130,642)	9,702	(174)	(121,114)

Real estate inventories	(22,999)	(25,549)	—	(48,548)

Investments in amenities	97	9,015	—	9,112

Other assets	(44,589)	3,968	28,684	(11,937)

Accounts payable and accrued expenses	48,673	9,193	174	58,040

Customer deposits and other liabilities	33,813	53,897	(40,649)	47,061

Net cash (used in) provided by operating activities	(41,436)	71,784	(1,555)	28,793

Cash flows from investing activities:

Principal reductions on mortgages and notes receivable	953	809	—	1,762

Disposals of (additions to) property and equipment	8,591	(20,680)	—	(12,089)

Proceeds from sale of property and equipment	14,175	—	—	14,175

Payment for purchase of assets of real estate brokerages	—	(4,064)	—	(4,064)

Net cash provided by (used in) investing activities	23,719	(23,935)	—	(216)

Cash flows from financing activities:

Net borrowings on senior secured credit facility	2,370	—	—	2,370

Net borrowings (repayments) on mortgages and notes payable	43,863	(13,333)	1,555	32,085

Net repayments on finance subsidiary debt	—	(26,367)	—	(26,367)

Debt issue costs	(2,694)	(1,587)	—	(4,281)

Net reductions on community development district obligations	(6,650)	(3,270)	—	(9,920)

Purchase of treasury stock	(446)	—	—	(446)

Other	227	—	—	227

Net cash provided by (used in) financing activities	36,670	(44,557)	1,555	(6,332)

Net increase in cash and cash equivalents	18,953	3,292	—	22,245

Cash and cash equivalents at beginning of year	30,190	3,302	—	33,492

Cash and cash equivalents at end of year	$49,143	$6,594	$—	$55,737

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

CONSOLIDATING STATEMENT OF CASH FLOWS

	For the year ended December 31, 1999

				Consolidated
	WCI			WCI
	Communities,	Guarantor	Eliminating	Communities,
	Inc.	Subsidiaries	Entries	Inc.

Cash flows from operating activities:

Net income	$79,893	$69,349	$(69,349)	$79,893

Adjustments to reconcile net income to net cash provided by operating activities:

Release of tax asset valuation allowance, net	(30,296)	11,796	—	(18,500)

Deferred income taxes	17,949	(123)	(17,826)	—

Depreciation and amortization	8,435	2,868	—	11,303

Net loss on debt restructuring	—	1,694	—	1,694

Losses (earnings) from investments in joint ventures, net of write-offs	266	(210)	—	56

(Contributions to) distributions from investments in joint ventures, net	(350)	505	—	155

Equity in earnings of guarantor subsidiaries	(69,349)	—	69,349	—

Distributions from guarantor subsidiaries (contributions to parent), net	4,966	(4,966)	—	—

Changes in assets and liabilities:

Restricted cash	(2,936)	8,079	—	5,143

Contracts and accounts receivable	36,052	38,797	(14,080)	60,769

Real estate inventories	(22,228)	(116,702)	—	(138,930)

Investments in amenities	26,595	(21,674)	—	4,921

Other assets	(8,268)	(22,828)	48,854	17,758

Accounts payable and accrued expenses	(19,349)	6,458	8,880	(4,011)

Customer deposits and other liabilities	(10,248)	45,948	(36,929)	(1,229)

Net cash provided by operating activities	11,132	18,991	(11,101)	19,022

Cash flows from investing activities:

(Additions to) principal reductions on mortgages and notes receivable	(8,245)	2,353	13,744	7,852

Disposals of (additions to) property and equipment	23,523	(35,356)	—	(11,833)

Other	—	3,000	—	3,000

Payment for purchase of assets of real estate brokerages	—	(350)	—	(350)

Net cash provided by (used in) investing activities	15,278	(30,353)	13,744	(1,331)

Cash flows from financing activities:

Net borrowings on senior secured credit facilities	60,750	—	—	60,750

Net repayments on mortgages and notes payable	(52,067)	(269)	(1,556)	(53,892)

Net borrowings on finance subsidiary debt	—	4,704	—	4,704

Debt issue costs	(8,000)	(2,857)	—	(10,857)

Net reductions on community development district obligations	(3,333)	(2,280)	—	(5,613)

Purchase of treasury stock	(349)	—	—	(349)

Other	1,087	—	(1,087)	—

Net cash used in financing activities	(1,912)	(702)	(2,643)	(5,257)

Net increase (decrease) in cash and cash equivalents	24,498	(12,064)	—	12,434

Cash and cash equivalents at beginning of year	5,692	15,366	—	21,058

Cash and cash equivalents at end of year	$30,190	$3,302	$—	$33,492

WCI Communities, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2001
(dollars in thousands, except share data)

21.  Quarterly financial information (unaudited)

Quarterly financial information for the years ended December 31, 2001 and 2000 is presented below:

	2001

	First	Second	Third	Fourth	Total

Revenue	$196,959	$234,820	$271,767	$406,737	$1,110,283

Contribution margin	58,691	71,722	86,835	127,387	344,635

Income from operations before income taxes and extraordinary items	18,257	31,243	43,569	79,347	172,416

Income before extraordinary item	10,934	18,714	26,386	48,159	104,193

Extraordinary item, net of tax	(1,870)	(88)	—	—	(1,958)

Net income	9,064	18,626	26,386	48,159	102,235

Earnings (loss) per share:

Basic:

Income before extraordinary item	.30	.51	.73	1.32	2.86

Extraordinary item	(.05)	—	—	—	(.05)

Net income	.25	.51	.73	1.32	2.81

Diluted:

Income before extraordinary item	.30	.50	.71	1.29	2.80

Extraordinary item	(.05)	—	—	—	(.05)

Net income	.25	.50	.71	1.29	2.75

Weighted average number of shares:

Basic	36,381,715	36,381,715	36,381,715	36,381,715

Diluted	37,324,518	37,262,486	37,244,733	37,244,733

	2000

	First	Second	Third	Fourth	Total

Revenue	$140,062	$162,442	$184,271	$395,377	$882,152

Contribution margin	44,235	54,078	48,903	128,002	275,218

Income from operations before income taxes and extraordinary items	16,229	22,860	17,703	77,611	134,403

Net income	9,696	13,676	11,118	47,451	81,941

Earnings per share:

Basic and diluted:

Net income	0.26	0.38	0.31	1.30	2.25

Weighted average number of shares:

Basic and diluted	36,397,064	36,374,256	36,374,256	36,374,256